UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Accredited Home Lenders Holding Co.

(Name of Subject Company)

Accredited Home Lenders Holding Co.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

James A. Konrath

Chief Executive Officer and Chairman of the Board

15253 Avenue of Science

San Diego, California 92128

858-676-2100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Aileen C. Meehan

David M. Smith

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

(a) Name and Address. The name of the subject company is Accredited Home Lenders Holding Co., a Delaware corporation (“Accredited” or the “Company”). The address of the principal executive offices of the Company is 15253 Avenue of Science, San Diego, California 92128, and the Company’s telephone number is (858) 676-2100.

(b) Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule”) relates is the common stock, par value $0.001 per share, of the Company (the “Common Stock”). As of the close of business on May 31, 2007, there were 25,122,152 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person

(a) Name and Address. The filing person is the subject Company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above.

(d) Tender Offer. This Schedule relates to a tender offer by LSF5 Accredited Merger Co., Inc., a Delaware corporation (“Offeror”), disclosed in a Tender Offer Statement on Schedule TO, dated June 19, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $15.10 per share (the “Offer Price”), net to the seller in cash (subject to applicable withholding tax), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 19, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The consideration offered per share, together with all the terms and conditions of the Offeror’s tender offer, as set forth in the Offer to Purchase and the Letter of Transmittal, as they may be amended from time to time, is referred to in this Schedule as the “Offer.” Offeror is a wholly-owned subsidiary of LSF5 Accredited Investments LLC, a Delaware limited liability company (“Parent”). The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 4, 2007 (as amended by the First Amendment dated as of June 15, 2007 (the “First Amendment”), and as subsequently amended or supplemented from time to time, the “Merger Agreement”), among Parent, Offeror and the Company. Offeror’s obligation to purchase shares of Common Stock tendered in the Offer is subject to the valid tender of shares of Common Stock, considered together with all other shares of Common Stock (if any) beneficially owned by Parent and its Affiliates (as defined in the Merger Agreement), representing more than 50% of the Company Outstanding Shares (as defined in the Merger Agreement), (the “Minimum Condition”). The Merger Agreement provides, among other things, for the making of the Offer and further provides that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”) and the Company will continue as the surviving corporation (the “Surviving Corporation”), a wholly-owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), each share of Common Stock (other than shares of Common Stock owned by Offeror, Parent, the Company or any of their respective subsidiaries and shares of Common Stock held by stockholders who are entitled to and who have properly demanded and perfected appraisal rights under the DGCL) that is not tendered pursuant to the Offer will be converted into the right to receive cash in the amount equal to the Offer Price and all shares of Common Stock will cease to be outstanding, will automatically be cancelled and will cease to exist. A copy of the Merger Agreement, which has been filed as Exhibit (e)(1)(A) hereto, and the First Amendment, which has been filed as Exhibit (e)(1)(B) hereto, are incorporated herein by reference.

The initial expiration date for the Offer is 12:00 Midnight, New York City time, on July 17, 2007, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law. Due to the need to obtain certain regulatory approvals prior to the consummation of the Offer, the Company and Offeror currently expect that the Offer will be extended beyond the scheduled expiration date at least one or more times. Please see “Additional Information—Regulatory Approvals”.

As set forth in the Schedule TO, the address of the principal executive office of Parent and Offeror is 717 North Harwood Street, Suite 2200, Dallas, Texas 75201, telephone number (214) 754-8430.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Conflicts of Interest

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) any of the Company’s executive officers, directors or affiliates, or (ii) any of Parent, Offeror or any of their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Offeror’s right (after acquiring a majority of the Company Outstanding Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the “Board”) other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a)	The Subject Company, its Executive Officers, Directors or Affiliates

The following is a discussion of all known material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer. Additional material agreements, arrangements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

Interests of Certain Persons

Certain members of management and the Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer may result in certain payments being made to the officers and directors of the Company which may not occur if a consummation does not take place.

Accelerated Vesting and Cashout of Restricted Stock and Option Agreements

The Merger Agreement provides that: (i) each outstanding restricted share shall vest upon the consummation of the Merger and be immediately exchanged for a cash payment equal to the Merger Consideration (as defined in the Merger Agreement), less any applicable withholding taxes and without interest (ii) each outstanding restricted stock unit granted outside of the Company’s Deferred Compensation Plan (as defined in the First Amendment) shall, upon the consummation of the Merger, vest and be immediately exchanged for a cash payment equal to the Merger Consideration in respect of each share of Common Stock underlying such restricted units, less any applicable withholding taxes and without interest; and (iii) each option to purchase Company Stock currently outstanding shall immediately vest upon the consummation of the Merger and be immediately exchanged for a cash payment equal to the difference between the exercise price of such option and the Merger Consideration, less any applicable withholding taxes and without interest.

In addition, the Merger Agreement provides that each outstanding restricted stock unit granted under the Company’s Deferred Compensation Plan, whether vested or unvested, will be exchanged upon consummation of the Merger for an amount in cash equal to the Merger Consideration, and such cash amounts will be deposited in the trust maintained for purposes of funding the Deferred Compensation Plan, and the vesting and distribution of such cash amounts and any subsequent earnings thereon will continue to be determined in accordance with the terms of the Deferred Compensation Plan. Amounts held in the trust which are attributable to Company contributions (including amounts exchanged for restricted stock units) will become vested if a participant’s employment is terminated without cause or the participant resigns for good reason within one year of a change in control (as defined in the Deferred Compensation Plan). The parties to the Merger Agreement have agreed that, prior to the first acceptance by Offeror for payment of any shares of Common Stock tendered pursuant to the Offer (the “Acceptance Time”), the Deferred Compensation Plan will be amended such that any participant who is a non-employee member of the Company’s board of directors shall become fully vested in all Company contributions in the event that such participant (i) resigns at the request of the Company from the Company’s board of directors in contemplation of a change of control (which would include the Merger) following the Company entering into a definitive transaction agreement, the consummation of which would result in a change of control or (ii) resigns or is removed from the Company’s board of directors within one year after a change of control.

As described below (see “New Management Arrangements”), certain members of management may be given the opportunity, as an alternative to the cash payment in respect of their restricted shares or options described above, to exchange such restricted shares or options for equity interests in the Offeror or, at Parent’s discretion, Parent or another affiliate of Parent, upon terms to be determined by such members of management and Offeror or Parent, as the case may be.

	Cash-Out of Stock Options[1]		Restricted Stock[2]	Restricted Stock Units[3]
Executive Officers/Directors	Previously Vested Options	Accelerated Options	Accelerated	Vested	Potentially Accelerated
			(in thousands)
James A. Konrath—Chairman and CEO				9,666	28,780
Joseph Lydon—President and COO	0	0		17,961	28,797
Stuart D. Marvin—Executive VP and Secretary			21,360	0	5,402
Jeffrey W. Crawford—Director of Operations	4,083	0		11,751	18,682
David Hertzel—General Counsel	18,500	0		1,852	4,837
John Buchanan—CFO	10,000	0		2,394	4,447
James H. Berglund	17,500	0		4,631	5,344
Gary M. Erickson	17,500	0		2,460	5,344
Bowers W. Espy	0	0		0	3,917
Jody A. Gunderson	51,000	0		2,460	5,344
A. Jay Meyerson	0	17,500
Richard T. Pratt	17,500	0		2,460	5,344
Stephen E. Wall

1	Pursuant to the Merger Agreement, all Company stock options outstanding will, at the time the Merger is consummated, become fully vested, and each stock option will be cancelled and exchanged for the right to receive an amount of cash determined by multiplying (x) the excess of the Merger Consideration over the applicable exercise price per share of such stock option by (y) the number of shares of Common Stock subject to such stock option (less any applicable withholding taxes and without interest). Amounts shown in the Previously Vested Options column reflect stock options vested as of June 18, 2007.

2	Pursuant to the Merger Agreement, all restricted shares of Common Stock will, at the time the Merger is consummated, become fully vested, and each share will be exchanged for the right to receive an amount of cash determined by multiplying (x) the Merger Consideration by (y) the number of shares of Common Stock owned (less any applicable withholding taxes and without interest). There is no Previously Vested column for restricted shares of Common Stock because restricted shares that vest are no longer considered restricted shares.

3

Under the terms of the Merger, restricted stock units (vested or unvested) under the Deferred Compensation Plan shall be exchanged for (x) the Merger Consideration multiplied by (y) the number of shares of Common Stock underlying the respective participant’s restricted stock units. This cash amount will then be held in trust under the Deferred Compensation Plan, and such cash amount and any subsequent earnings thereon will vest and be distributed under the terms of the Deferred Compensation Plan. Pursuant to the terms of the Deferred Compensation Plan, Company contributions (including amounts exchanged for restricted stock units) held in the Deferred Compensation Plan will become 100% vested if a participant’s employment is terminated without cause or the participant resigns for good reason within one year of the Merger. The parties to the Merger Agreement have agreed that, prior to the Acceptance Time, the Deferred Compensation Plan will be amended such that any participant who is a non-employee member of the Company’s board of directors shall become fully vested in all Company contributions in the event that such participant (i) resigns at the request of the Company from the Company’s board of directors in contemplation of a change in control (which would include the purchase of shares of Common Stock at the Acceptance Time and would also include the Merger) following the Company entering into a definitive transaction agreement, the consummation of which would result in a change of control or (ii) resigns or is removed from the Company’s board of directors within one year after a change of control. Amounts shown in the Potentially Accelerated column represent the number of unvested restricted stock units that will be exchanged for Merger Consideration and placed in trust under the Deferred Compensation Plan. Amounts shown in the Vested column reflect restricted stock units vested as of June 18, 2007 that will be exchanged for Merger Consideration and placed in trust under the Deferred Compensation Plan.

New Management Arrangements

Certain members of management may be given the opportunity, prior to the Merger Effective Time, to exchange some or all of their Company restricted shares, shares of Common Stock or Company stock options, as applicable, for equity interests in Offeror, or, at Parent’s discretion, Parent or one of Parent’s affiliates that would represent, in the aggregate, after the Merger Effective Time, a direct or indirect interest in the Company equivalent to 3% to 7% of the outstanding capital stock of the Company on a fully-diluted basis. Neither Offeror nor Parent currently has any agreement or understanding with any member of management with respect to the aforementioned exchanges. In addition, Parent and Offeror have indicated their desire that the current management team will continue to manage the Company after the Offer and the Merger, if such transactions are consummated. However, such matters are subject to negotiation and discussion, and neither Parent, Offeror nor any of their affiliates has entered into any employment agreement with any member of management, nor has any understanding been reached with regard to the compensation of any member of management following the Offer and the Merger. By virtue of these potential arrangements, members of management may have an opportunity to participate in the growth of the Surviving Corporation after the Merger which will not be available to the other stockholders of the Company.

Indemnification of Executive Officers and Directors

The Merger Agreement

The Merger Agreement contains provisions relating to the indemnification of and insurance for the Company’s and the Company’s subsidiaries’ directors, officers, trustees, employees, agents and fiduciaries. Under the terms of the Merger Agreement, and without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company’s certificate of incorporation, the Company’s bylaws or the Merger Agreement or, if applicable, similar organizational documents or agreements of any of the Company’s subsidiaries, from and after the Merger Effective Time, the Surviving Corporation will: (i) indemnify and hold harmless each person who is at the date of the execution of the Merger Agreement or during the period from the date thereof through the Closing Date serving as a director, officer, trustee, employee, agent, or fiduciary of the Company or Company Subsidiaries (as defined in the Merger Agreement) or as a fiduciary under or with respect to any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (individually the “Indemnified Party” and collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law (as defined in the Merger Agreement), as now or hereafter in effect, in connection with any Claim (as defined in the Merger Agreement) and any judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom with respect to any employee benefit plan (within the meaning of Section 3(3) of ERISA); and (ii) promptly pay on behalf of or, within 30 days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Expenses (as defined in the Merger Agreement) incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security.

The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to the Merger Agreement will extend to acts or omissions occurring at or before the Merger Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred thereunder will continue as to a person who continues to be or who has ceased to be a director, officer, trustee, employee, agent, or fiduciary of the Company or the Company Subsidiaries after the date thereof and will inure to the benefit of such person’s heirs, executors and personal and legal representatives. Neither Parent nor the Surviving Corporation will settle, compromise or consent to the entry of any judgment in any actual or threatened claim, demand, Action (as defined in the Merger Agreement), suit, proceeding, inquiry or investigation in respect of which indemnification has been or could be sought by such Indemnified Party thereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such claim, demand, Action, suit, proceeding, inquiry or investigation or such Indemnified Party otherwise consents thereto.

Pursuant to the Merger Agreement, the parties agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time existing in favor of current or former directors, officers, trustees, employees, agents, or fiduciaries of the Company or its subsidiaries as provided in the Company’s certificate of incorporation and bylaws, or in the organizational documents of any Company Subsidiary, as applicable, as well as in indemnification agreements of the Company or any of the Company Subsidiaries including, without limitation, indemnification agreements with directors and officers (described below), will be assumed by the Surviving Corporation in the Merger and will survive the Merger and continue in full force and effect in accordance with their terms.

For a period of six years following the Merger Effective Time, the organizational documents of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in the organizational documents of the Company immediately prior to the Merger Effective Time, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Merger Effective Time in any manner that would affect adversely the rights thereunder of the parties indemnified thereunder, unless such modification will be required by Law (as defined in the Merger Agreement) and then only to the minimum extent required by Law.

Indemnity Agreements

The Company previously entered into indemnity agreements (“Indemnity Agreements”) with directors and officers (each an “Indemnitee”) of the Company pursuant to which the Company agreed to indemnify and assume for itself maximum liability for expenses and damages in connection with claims against such directors and officers in connection with their service to the Company and the Company Subsidiaries. The Company agreed to indemnify the Indemnitee for (i) all expenses incurred in the Indemnitee’s successful defense of any proceeding to which the Indemnitee was a party by reason of the fact that the Indemnitee was an agent of the Company at any time, (ii) all expenses and liabilities of any type whatsoever, in connection with a proceeding in which the Indemnitee is, or is threatened to be made, a party by reason of the fact that the Indemnitee was an agent of the Company at any time; (iii) all expenses in connection with the investigation, defense settlement, or appeal of any derivative action which the Indemnitee is a party by reason of the fact that the Indemnitee was an agent of the Company, or by reason of anything done or not done by the Indemnitee in such capacity. For purposes of the Indemnity Agreements, expenses is defined to include all out-of-pocket costs actually and reasonably incurred by the Indemnitee in connection with either the investigation, defense or appeal of a proceeding or establishing or enforcing a right to indemnification under the applicable Indemnity Agreement or applicable law; provided that expenses do not include any judgments, fines, excise taxes or penalties, or amounts paid in settlement of a proceeding. The Indemnity Agreements also provide that the Company shall not be obligated (i) to indemnify or advance expenses with respect to claims initiated by the Indemnitee, unless (a) such indemnification is expressly required to be made by law, (b) the proceeding was authorized by the Board, (c) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the DGCL, or (d) the proceeding is brought to establish a right to indemnification under the applicable Indemnity Agreement or any other applicable statute or law; (ii) to indemnify for any expenses incurred to enforce or interpret the applicable Indemnity Agreement, if a court determines the material assertions were not made in good faith or were frivolous; or (iii) to indemnify for any amounts paid in settlement of a proceeding unless the Company consents to such settlement, which consent shall not be unreasonably withheld.

Directors’ and Officers’ Insurance

The Merger Agreement provides that the Surviving Corporation shall acquire and maintain for a period of at least six years a “tail” policy of directors’ and officers’ liability insurance for events that occur on or prior to the Merger Effective Time, providing substantially equivalent coverages to the current policy covering such persons, except that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are, in the aggregate, no less advantageous to the insured, subject to the limitation that the Surviving Corporation shall not be obligated to pay an annual premium in excess of 250% over the current annual premiums paid by the Company for such insurance. In the event that the Surviving Corporation would be required to expend more than 250% of the current annual premiums paid by the Company, the Surviving Corporation will obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 250% of the current annual premiums paid by the Company and will cause the Surviving Corporation or its successors or assigns to maintain such policies in full force and effect, and continue to honor all obligations thereunder.

The Indemnified Parties are granted third party rights to the benefits of the Surviving Corporation’s director and officer insurance covenants and such covenants shall be binding on all successors and assigns of the Company, Parent and the Surviving Corporation.

The foregoing summary of the indemnification of executive officers and directors and Directors’ and Officers’ Insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1)(A) hereto, and the First Amendment, which has been filed as Exhibit (e)(1)(B) hereto, and which are incorporated herein by reference.

(b)	The Offeror, its Executive Officers, Directors or Affiliates

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and Offeror or Parent relating to the Offer. Additional material agreements, understandings and actual or potential conflicts of interest between the Company and its affiliates that are unrelated to the Offer are discussed in the Information Statement.

The Merger Agreement

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to the Schedule TO, are incorporated in this Schedule by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1)(A) to this Schedule and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Offeror in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the United States Securities and Exchange Commission (the “SEC”). In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Offeror may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

The Confidentiality Agreements

The following summary of the Confidentiality Agreements does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(2) hereto, and is incorporated herein by reference.

In connection with the process leading to the execution of the Merger Agreement, the Company and Lone Star U.S. Acquisitions, LLC (“Lone Star”) entered into a Confidentiality Agreement dated as of March 24, 2007 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, as a condition to being furnished confidential information by the Company, Lone Star agreed, among other things, to use such confidential information solely for the purpose of evaluating a transaction between the Company and Lone Star and, for a period of eighteen months from the date of the agreement, not to: acquire any voting securities of the Company; propose to enter into any tender or exchange offer involving the Company; advise or seek to influence the policies of the Company or the voting of the Company’s securities; form or join any group in connection with the foregoing; disclose an intention or plan inconsistent with the foregoing, request to waive or amend any provision of the Confidentiality Agreement, if such waiver would require public disclosure: or enter into any discussions arrangements or understandings or otherwise assist any other person with respect to the foregoing. Lone Star also agreed not to employ or solicit for employment any Company employee, subject to certain exceptions, for a period of eighteen months from the date of the Confidentiality Agreement.

Representation on the Company’s Board of Directors

The Merger Agreement provides that upon the Acceptance Time, and at all times thereafter, Parent will be entitled to designate a number of the Company’s directors, rounded to the next whole number, equal to the percentage that the number of shares of Common Stock beneficially owned by Parent, Offeror or any of their affiliates, immediately following the Acceptance Time, bears to the total number of shares of Common Stock outstanding at the Acceptance Time. Under the terms of the Merger Agreement, the Company will take all actions reasonably necessary to effect the election of said directors to the Board. The Board, upon Parent’s request following the Acceptance Time, and at all times thereafter, will cause the number of Parent’s designees (rounded up to the next whole number) to constitute the same percentage as is on the Board of (i) each committee of the Board (other than the Special Committee of the Board), (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable Law and the rules and regulations of the NASDAQ Global Stock Market (the “Nasdaq”). However, prior to the Merger Effective Time, the Board will include at least two of the Company’s current directors (the “Continuing Directors”) (including at least two members of the Special Committee of the Board, as then constituted, for so long as such persons are willing and able to serve as members of the Special Committee of the Board). In addition, after Parent’s designees are elected or appointed to the Board and until the Merger Effective Time, approval by a majority of the Continuing Directors will be required to (i) amend or terminate the Merger Agreement on behalf of the Company; (ii) amend the Company Charter or Company Bylaws (each as defined in the Merger Agreement); (iii) approve any extensions of time for the performance of any of the obligations or other acts of Parent or Offeror pursuant to the Merger Agreement; (iv) waive compliance with any covenant of Parent or Offeror or any condition to any obligation of the Company or any waiver of any right of the Company under the Merger Agreement; (v) authorize any Adverse Recommendation Change (as defined in the Merger Agreement); and (vi) any other consent or action by the Company or the Board with respect to the Merger Agreement, the Offer or the Merger or any transaction contemplated thereby or in connection therewith.

The foregoing summary concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1)(A) hereto, and the First Amendment, which has been filed as Exhibit (e)(1)(B) hereto, and which are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

(a)	Recommendation

The Board recommends that you accept the Offer and tender your shares of Common Stock into the Offer. After careful consideration by the Board, including a thorough review of the Offer with its outside legal and financial advisors and the Company’s senior management, and after receiving the unanimous recommendation of the Special Committee of the Board in favor of the transaction, at a meeting held on June 3, 2007, the Board, among other things, by the unanimous vote of all directors:

(i)	authorized the execution, delivery and performance of the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger;

(ii)	approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL;

(iii)	determined that the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, are advisable, fair to and in the best interests of the stockholders;

(iv)	determined to recommend that the Company’s stockholders accept the Offer, and tender their shares of Common Stock into the Offer; and

(v)	determined to recommend, to the extent required, that the stockholders of the Company approve the Merger and adopt the Merger Agreement.

In particular, the Board believes that the Offer offers premium value to the Company’s stockholders on the most accelerated timetable available, and is likely to be completed. A letter to the Company’s stockholders communicating the Board’s recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

The First Amendment was approved by the unanimous vote of the Board, after receiving the unanimous recommendation of the Special Committee, at a meeting held on June 15, 2007.

(b)	Background and Reasons for the Recommendation

(a) Introduction: Industry Conditions

In the third quarter of 2006, the non-prime mortgage market in which the Company operates was characterized by increased competition for loans and customers which simultaneously lowered profit margins on loans and caused lenders to be more aggressive in making loans to relatively less qualified customers. By the end of 2006, the non-prime mortgage industry was clearly being negatively impacted. The sustained pricing competition and higher risk portfolios of loans reduced the appetite for loans among whole loan buyers, who offered increasingly lower prices for loans, thereby shrinking profit margins for non-prime lenders. In addition, the higher levels of credit risk taken on by non-prime lenders resulted in higher rates of delinquency in the loans held for investment and in increasing frequency of early payment defaults and repurchase demands on loans that had been sold. These trends accelerated during the first quarter of 2007, and the industry experienced a period of turmoil which has continued into the second quarter 2007. As of mid-June 2007, more than 50 mortgage companies operating in the non-prime mortgage industry have failed and many others face serious operating and financial challenges. The most notable of these failures is New Century Mortgage Corporation (“New Century”), one of the largest non-prime originators in recent years, which announced in early April 2007 that it would file for bankruptcy protection.

It now appears that an underlying reason for the deterioration of industry conditions was the relatively poor performance of loans originated in 2006 in comparison to loans originated in 2004 and 2005. While real estate markets were booming during 2004 and 2005, and some areas experienced significant home price appreciation, many originators extended credit and underwriting standards to meet market demands. When home price appreciation leveled off, or in some areas declined, many of the loans originated in 2006 did not perform up to expectations. This decline in performance led to increases in the cost of securitizing non-prime loans as the rating agencies which rate non-prime securitizations increased loss coverage levels, requiring higher credit support for non-prime securitizations.

During the first four months of 2007, a number of significant industry events occurred, including the following:

•	New Century announced that it would restate results for the nine months ended September 30, 2006 to account for losses on defaulted loans that it was obligated to repurchase (February 7th);

•

HSBC Holdings PLC, one of the world’s largest banks and non-prime lenders, announced an increase in its bad debt charge for 2006, which it attributed to problems in its U.S. non-prime mortgage lending division (February 8th);

•

Credit-Based Asset Servicing and Securitization LLC (“C-BASS”) and Fieldstone Investment Corporation (“Fieldstone”) announced that they had entered into a definitive merger agreement under which C-BASS would acquire all of Fieldstone’s outstanding common stock (February 16th);

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ACC Capital Holdings, the parent company of Ameriquest Mortgage Company and Argent Mortgage Company, two large non-prime mortgage originators, announced that it had secured additional capital from Citi’s Markets and Banking Division and its majority shareholder, and that Citi had agreed to become the company’s primary warehouse lender and had acquired an option to buy the company’s wholesale mortgage business (February 28th);

•

Fremont General Corp. (“Fremont”), another significant non-prime mortgage originator, announced that it would exit its non-prime real estate lending operations and that it was in discussions with various parties regarding the sale of this business (March 2nd);

•	The New York Stock Exchange suspended trading of New Century’s common stock based on uncertainties concerning its liquidity position (March 12th);

•	Fieldstone announced that it had amended its previously announced merger agreement with C-BASS to reduce the price of Fieldstone’s common stock to $4.00 per share (March 16th);

•	People’s Choice Home Loan, Inc., another significant non-prime mortgage originator, filed for bankruptcy protection (March 20th);

•

Fremont sold approximately $4.0 billion of non-prime residential real estate loans and entered into exclusive negotiations with the same institution to sell most of its residential real estate business (March 21st);

•	New Century filed for bankruptcy protection (April 2nd);

•	NovaStar Financial, another significant non-prime mortgage originator, initiated a formal process to explore strategic alternatives and received $100 million in financing (April 11th); and

•

H&R Block Inc. announced the sale of Option One Mortgage Corp. (“Option One”), another large non-prime mortgage originator, to an affiliate of Cerberus Capital Management with a transaction value equal to Option One’s tangible net assets as of the date of closing less $300 million (April 20th).

The combination of these events with the continued heavy repurchase demands from whole loan purchasers experienced during this period created a cycle beginning with a significant increase in the amount of distressed loans for sale in the market. This increase in loan supply reduced whole loan prices, providing a basis for warehouse line providers to mark down the collateral value of loans held in inventory and, as a result, to place margin calls on non-prime lenders. These increased margin calls resulted in more distressed sales which, in turn, put further downward pressure on whole loan sale prices, regenerating the cycle with escalating negative results.

(b) Background of the Transaction

On February 14, 2007, the Company announced its 2006 earnings. The Company reported that its loan reserve balances at December 31, 2006 had been increased substantially over the level of reserves at September 30, 2006, reflecting increasing delinquency trends and repurchase activity, and noted the challenging conditions in the marketplace. During the earnings call that same day, the Company also reported that it had notified its credit providers of losses incurred in the fourth quarter of 2006 and the potential for losses in the first quarter of 2007, and that it had obtained waivers of defaults that would have otherwise occurred under certain covenants in its credit facilities. In addition, the Company indicated that it had moved aggressively to address the current market conditions, including tightening underwriting guidelines and disciplines, increasing reserves, and taking steps to bolster liquidity.

On March 1st, the Company filed a Form 12b-25 with the SEC stating that it would not be able to timely file its Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”). Pursuant to the Form 12b-25, the deadline for the 2006 Form 10-K was extended until March 16, 2007. During the first two weeks of March, the Company’s warehouse lenders aggressively marked down collateral and the Company experienced additional margin calls. These margin calls placed a severe strain on the Company’s liquidity and caused the Company to conduct an in-depth review of its market position and strategies for dealing with the negative conditions in the market. In connection with this review, members of the Company’s senior management met in early March with representatives of two investment banking firms, Bear, Stearns & Co. Inc. (“Bear Stearns”) and Friedman, Billings, Ramsey & Co., Inc. (“FBR”), to discuss the ability of the Company to obtain an immediate infusion of capital.

On March 11th, at a special meeting, the Board reviewed and discussed with management the Company’s situation, including increased margin calls and the resulting pressure on the Company’s liquidity. The Board also noted that the closing price of the Common Stock on the Nasdaq on the preceding business day (Friday, March 9), was $15.78 per share.

The discussion then turned to a possible financing transaction. Management reported that, based on its discussions with Bear Stearns and FBR, it was highly unlikely that any investor would provide debt financing to the Company without an equity incentive, such as warrants to purchase shares of Common Stock, and that an equity capital raise in an amount sufficient to meet the Company’s immediate needs would have to be at a level and at a price which would be substantially dilutive to existing stockholders.

An extensive discussion of the available options for the Company followed, including discussion of a possible private placement of equity or debt securities and a possible sale of the Company. Management reported on the potential counterparties with which discussions were being pursued, including Farallon Capital Management, L.L.C. (“Farallon”). The Board also discussed the possibility that, if the Company were unable to complete a capital raising transaction and conditions in the marketplace continued to deteriorate, with further erosion in the Company’s liquidity, a bankruptcy filing might be necessary.

A representative of Dewey Ballantine LLP, legal counsel to the Company (“Dewey Ballantine”), then advised the directors of their legal duties generally and in connection with pursuing a potential private placement of equity which would be dilutive to existing stockholders or a potential sale of the Company in particular. This advice included discussion of the legal duties of the Board toward stockholders and potentially creditors to the extent the Company were to approach insolvency.

The Board then resumed a general discussion of all options available to the Company, including the possibility of a bankruptcy filing, and determined that the audit committee of the Board (the “Audit Committee,” as a subset of the directors comprised solely of non-employee directors) should contact Houlihan Lokey Howard & Zukin Capital, Inc. (“HLHZ”) concerning the possible engagement of HLHZ to advise the Audit Committee on alternatives available to the Company, especially regarding bankruptcy. In addition, the Board approved the engagement letter of FBR, dated March 9th, for advice relating to a possible transaction involving a private placement of equity. The Board also discussed a proposed engagement letter for Bear Stearns, parallel to the FBR engagement, which would be limited to exploration of such a private placement with a specified list of possible investors. Management reported that Bear Stearns had suggested that its engagement letter should also cover the possibility of a strategic transaction with any of such designated investors.

The Board next met on March 12th, and approved the engagement letter of Bear Stearns on the terms which had been discussed at the previous day’s Board meeting. Also at that meeting, at the request of the directors, a representative of Dewey Ballantine provided an overview of the bankruptcy process. Dewey Ballantine then reviewed with the Board its fiduciary duties and answered questions from directors.

Between March 12th and March 16th FBR and management of the Company contacted and met with numerous institutional investors, under confidentiality agreements, regarding a potential private placement of equity or equity-linked securities of the Company.

On March 13th, the Company publicly announced that it was exploring various strategic options, including raising additional capital to increase liquidity. The Company further reported the severity of the margin calls on its credit facilities since January 1st (the majority of which had been received by the Company during the preceding four weeks) and that it was seeking further waivers and extensions of waivers of certain financial and operating covenants under its credit facilities, including waivers related to required levels of net income. The Company repeated its statement from its February 14th earnings call that it had been operating under various waivers under these facilities since December 31st.

The Board met on March 13th, and was presented with a report by management as to the day’s events, including reaction to the Company’s press release and discussions with lenders, and the fact that the closing price of the Common Stock on the Nasdaq had been $3.97, a decline of $7.43 from the prior day’s closing price of $11.40. Management also provided an update as to the Company’s liquidity position, additional margin calls received, and the status of Bear Stearns’ and FBR’s efforts with regard to a private placement of equity or other capital raising transaction.

The Board met twice on March 14th. At its initial meeting, management provided an update as to liquidity and margin calls. At the second meeting, the discussion focused on a possible sale of the Company’s loan portfolio to one of several parties that might be interested. Although the sale would be at a substantial discount, it would improve the Company’s liquidity and reduce its exposure to margin calls.

At a meeting held on March 15th, the Board authorized the sale of substantially all of the Company’s loan portfolio to Citigroup Global Markets Realty Corp. (“Citigroup”). Also at that meeting, the Board was informed by management that Farallon was interested in making a proposal to the Company to provide a loan, in connection with which they would receive warrants to purchase shares of Common Stock, and possibly also to acquire the Company. At a second meeting that same day, management reported on its progress in implementing the sale of the loan portfolio to Citigroup, scheduled to be completed the following day, and on the potential proposal from Farallon. Management also discussed the anticipated timing of receipt of the auditors’ opinion on the Company’s 2006 financial statements and the fact that, since the audit had not yet been completed, the Company would be unable to file the 2006 Form 10-K on its extended due date of March 16th.

On March 16th, the Company announced the sale of the loan portfolio and also that it would not be able to file the 2006 Form 10-K by the extended deadline for filing. The Company further reported that it continued to seek waivers and extensions of waivers under its credit facilities. In addition, the Company stated that the entire amount of goodwill established as a result of the acquisition of Aames Investment Corporation had been impaired and would be charged-off in the quarter ended December 31, 2006.

Later that same day, the Board met for a second time. At that meeting, management presented a report on the state of the business and the continuing challenges faced by the Company, notwithstanding the liquidity provided by the completion of the sale of the loan portfolio to Citigroup. These challenges included actual and potential management resignations, decreased availability of warehouse financing, the status of the audit of the Company’s 2006 financial statements, the Company’s cash forecast and its need for additional liquidity, and the unfavorable conditions in the secondary market with regard to securitization opportunities. Following this presentation, the Board discussed the terms of a proposal received from Farallon as set forth in a term sheet received and distributed to directors prior to the meeting. The proposal included a term loan in the amount of $200 million bearing interest at 14.00% per annum and maturing in five years, in connection with which Farallon would receive warrants to purchase approximately 3.23 million shares of Common Stock at an exercise price of $9.43 per share (which warrant shares, when taken together with Farallon’s prior ownership of shares of Common Stock representing about 6.9% of the Company’s outstanding shares, would cause Farallon’s total ownership to increase to about 19.9% of the outstanding shares). The term loan proposal was coupled with a proposal to acquire the Company, which contemplated a 25-day “go-shop” period and included a requirement that management roll over all of its existing equity ownership in the Company into the newly merged company.

At the request of the Board, a representative of Dewey Ballantine then reviewed the legal duties of the Board in connection with its consideration of the Farallon proposal. After extensive discussion of the Farallon proposal in the context of the Company’s immediate need for additional cash and the potential availability to the Company of opportunities for alternative transactions, the Board determined to expand the engagement of Bear Stearns to include exploration of all strategic alternatives available to the Company. The Board then instructed Bear Stearns and Dewey Ballantine to engage in discussions of the possible transaction with Farallon and its advisors and to report back to the Board at a meeting scheduled for the following day.

At its meeting on March 17th, the Board was advised that discussions with Farallon and its legal counsel had resulted in a mutual determination to proceed with negotiation of the loan transaction and to defer the proposal to acquire the Company. The Board then discussed the opportunity presented by the deferral of the acquisition proposal to undertake a thorough and comprehensive strategic review process, including a consideration of the potential sale of the Company, and instructed Bear Stearns to begin working with management to gather and assemble information and diligence materials regarding the Company that would be required in order to commence a strategic review process. The Board directed management and the Company’s legal and financial advisors to continue to negotiate the loan transaction with Farallon, and emphasized that the terms of the loan should not impede a strategic transaction with a party other than Farallon.

At the first of two Board meetings held on March 18th, the Board received a report on the status of the negotiation of the loan transaction with Farallon. At the second Board meeting held later that day, the Board reviewed and discussed a revised term sheet for the loan and authorized management to proceed to negotiate and deliver loan transaction documents on the terms set forth in the revised term sheet.

On March 19th, the Company announced that it had received a notice that the Company’s stock was subject to delisting from the Nasdaq as a result of not having filed the 2006 Form 10-K prior to expiration of the extended filing deadline and that the Company would appeal the delisting. The Company further reported that a class action lawsuit had been filed against the Company and certain of its officers and directors asserting various securities law claims based upon certain disclosures made by the Company during the period from November 1, 2005 to March 12, 2007, and that the Company assessed the lawsuit to be without merit and would defend it vigorously.

At a Board meeting held on March 20th, management reported that the Farallon term loan commitment letter had been signed, and that a press release announcing the commitment letter had been issued that morning prior to the opening of the securities markets. The commitment letter provided for a $200 million loan at an interest rate of 13% per year with a five-year term, and for the issuance to Farallon at the closing of the loan transaction of warrants to purchase about 3.23 million shares of Common Stock at an exercise price of $10.00 per share. Management also reported on its efforts to obtain or maintain certain levels of warehouse financing, which was a condition to the funding of the Farallon loan, and on the Nasdaq delisting notice and appeal process.

Bear Stearns then reported to the Board on the steps it would take in connection with commencement of a process to explore strategic alternatives available to the Company, including the sale of the Company or an alternative transaction such as a large equity financing. The Board then considered the desirability of forming a special committee of the Board (the “Special Committee”) to oversee the strategic review process and to negotiate the terms of any potential transaction. In this regard, the Board noted that the acquisition proposal which had been received from Farallon contemplated equity participation by management, and further noted the filing by Farallon with the SEC earlier that day of a Schedule 13D disclosing that Farallon had had discussions with the Company, its officers, members of the Board and other persons regarding the possible acquisition of the Company, that Farallon intended to continue to have such discussions from time to time, and that Farallon might approach one or more senior executive officers of the Company or the Company with respect to such officers’ or the Company’s participation in any such possible transaction. After discussion, the Board determined that it would be advisable to form a Special Committee comprised solely of non-employee directors. The non-management directors undertook to determine among themselves who would serve on the Special Committee and to report back to the full Board at its next meeting, scheduled for the following day. The Board then instructed management that all contacts in respect of strategic transactions were to be handled by Bear Stearns under the supervision of the Special Committee.

At the Board meeting held on March 21st, Bowers W. Espy, Jody A. Gunderson and Richard T. Pratt were formally appointed as members of the Special Committee, with Mr. Espy as chair. The Special Committee reported to the Board that it had determined to engage Morris Nichols Arsht & Tunnell LLP (“MNAT”) as its counsel, and representatives of MNAT then joined the Board meeting. There followed a presentation by Bear Stearns on strategic alternatives and a report by management regarding its ongoing efforts to obtain or maintain certain levels of warehouse financing in order to satisfy the condition to the funding of the Farallon loan. The first meeting of the Special Committee commenced immediately following the full Board meeting, and included a discussion of the Committee members’ fiduciary duties, the structure of the strategic process, changing the engagement of Bear Stearns from an engagement with the Company to an engagement with the Special Committee, and possible effects on the strategic review process of the warrants to be issued to Farallon in connection with the Farallon loan. At this meeting, the Special Committee also resolved to engage HLHZ as a financial advisor to the Special Committee (since HLHZ’s initial engagement by the Audit Committee was only for the March 2007 calendar month).

On March 22nd, the Company held a Board meeting at which, upon the request of the Special Committee, it authorized the amendment and restatement of the engagement letter with Bear Stearns to provide that Bear Stearns would be a financial advisor to the Special Committee concerning potential strategic alternatives. Also at that meeting, management reported that a discussion with the audit partner at Grant Thornton LLP, the Company’s independent certified public accountants (“Grant Thornton”), suggested there was some possibility that Grant Thornton would not complete the pending audit of the Company’s 2006 financial statements, and that management would endeavor to persuade Grant Thornton to complete the audit on a timely basis. The Special Committee met immediately following the March 22 Board meeting and resolved to retain FBR as an additional financial advisor to the Special Committee, and directed FBR to advise the Special Committee concerning the possibility of an equity-linked security private placement.

On March 23rd, the Special Committee met and considered the possibility that Grant Thornton would resign without completing its audit of the Company’s 2006 financial statements and the potential impact such a resignation might have on any potential transaction. Representatives of Bear Stearns discussed a list of potential strategic and financial transaction partners who could be contacted to solicit their interest in a transaction with the Company. After consulting with Bear Stearns and HLHZ, the Special Committee determined that interest should be solicited from a broad range of both strategic buyers and financial investors. Representatives of Bear Stearns discussed with the Special Committee the possible process and timing of a possible strategic transaction, including a sale of the Company. The Special Committee decided that potential transaction partners should be contacted as soon as possible to determine their interest in a possible transaction with the Company. Bear Stearns described the launch of the solicitation process, including distribution of a brief summary of information regarding the Company, a process letter and a draft confidentiality agreement to potential transaction partners. The Special Committee requested that MNAT and HLHZ provide comments on the materials to be distributed by Bear Stearns and requested that HLHZ provide comments and/or additions to the list of entities Bear Stearns had proposed to contact. Subject to comments received from MNAT and HLHZ, the Special Committee authorized Bear Stearns to launch the solicitation process.

On March 23rd, Bear Stearns began to contact parties who might be interested in entering into a transaction with the Company. Bear Stearns contacted 63 potentially interested parties (including 22 potential strategic buyers) as part of the first round of the process. Between March 24th and April 9th, 20 potentially interested transaction partners (including six potential strategic buyers) entered into confidentiality agreements with the Company and were given access to the virtual data room that had been set up by the Company and Bear Stearns. One of these parties was Lone Star, which executed a confidentiality agreement dated as of March 24th.

On March 23rd, the full Board met. Management and Ms. Gunderson, the chair of the Audit Committee, reported on recent discussions with Grant Thornton and on the Company’s efforts to set up a meeting with Grant Thornton. Management reported that Farallon had been told about the possible resignation of Grant Thornton and was still willing to proceed with the loan transaction. There followed a discussion of the potential impacts of a resignation by Grant Thornton on the Company’s licenses and on the pending appeal of the Nasdaq delisting. At the direction of the Special Committee, Bear Stearns then reported to the full Board on the commencement of the solicitation process and the distribution of materials to potentially interested parties.

On March 26th, the Company held a Board meeting at which management presented an update as to its efforts to obtain or maintain certain levels of warehouse financing, the status of the Farallon loan and related documentation, and its continued efforts to set up a meeting with Grant Thornton. At the direction of the Special Committee, Bear Stearns then provided an update to the full Board as to the solicitation of indications of interest in a transaction with the Company.

The Special Committee held two meetings on March 26th, in order to consider the possibility of the resignation of Grant Thornton and how that potential resignation, as well as the closing of the term loan from Farallon, could impact the process of pursuing strategic alternatives.

On March 27th, the Company held a Board meeting, at which it was reported that Grant Thornton had orally communicated its resignation as the Company’s independent certified public accountants and that, in connection with its resignation, Grant Thornton had advised that it believed it would have had to significantly expand the scope of its audit of the Company’s financial statements for the year ended December 31, 2006 in order to be able to complete the audit. There followed a discussion of the potential effects of such resignation on the Company, including the further delay of the filing of the 2006 Form 10-K, and on what steps could be taken to persuade Grant Thornton not to resign and, if such efforts were not successful, to engage a new firm of independent certified public accountants as promptly as practicable. Management also provided an update as to the status of the Farallon loan and related documentation. The Special Committee convened a meeting immediately following the Board meeting to discuss further the impact of the Grant Thornton resignation on the strategic review process.

Also on March 27th, Lone Star engaged in initial discussions with Bear Stearns regarding potential opportunities for a transaction between Lone Star and the Company. On that day, Lone Star received access to a virtual data room established by the Company for the purpose of making available to potential bidders or strategic partners certain confidential documents relating to the Company.

On March 28th, the Company held a Board meeting, at which management reported that Farallon had agreed to increase the amount of the loan from $200 million to $230 million. The Special Committee convened after the full Board meeting and discussed next steps with regard to the solicitation process and with respect to the Company’s efforts to complete the audit of the 2006 financial statements.

The Special Committee held two meetings on March 29th, to review the solicitation process to date and to discuss the going-forward process. At these meetings, the Special Committee was informed that a potential transaction partner that had sought to meet with management of the Company on an accelerated timeline had dropped out of the process.

On March 30th, the Company held a Board meeting at which management reported that the Farallon loan had been funded in the amount of $230 million. It was also reported at that meeting that the Audit Committee had received, earlier that day, a letter from Grant Thornton, dated March 27, 2007, regarding its resignation as the Company’s independent auditors. The Special Committee convened a meeting immediately thereafter to discuss these developments and the general status of the strategic review process.

On April 2nd, the Company announced the closing of the term loan with Farallon. The Company also reported on other events, including a new warehouse facility in the amount of $500 million and the renewal of an existing facility in the amount of $600 million, the resignation of Grant Thornton, and that the Company continued to work with its financial and legal advisors to explore various strategic options, including, without limitation, raising additional capital, a merger or another strategic transaction.

On April 9th, the Special Committee held a meeting at which Bear Stearns updated it on the status of the first round of the strategic review process.

Between April 9th and April 17th, Bear Stearns received initial indications of interest from seven parties, two of which sent in revised first round bids between April 13th and April 17th. Of the seven proposals received in this first round, two were from strategic buyers and five were from financial investors, with the amounts of the proposed transactions ranging from $9.00 to $17.00 per share of Common Stock (based on purchase price for an outright acquisition and conversion price for a contemplated equity investment). Lone Star’s proposed transaction indicated a valuation of $17.00 per share of Common Stock.

On April 10th, the Company announced that it had retained Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner”) as its new firm of independent public accountants.

On April 11th, the Special Committee held a meeting at which Bear Stearns discussed the first round bids. The Special Committee agreed to allow four of the participants to proceed to the second round and deferred making a decision as to the other three participants. One of the four participants that the Special Committee invited into the second round was Lone Star. Also at that meeting, the Special Committee instructed MNAT to work with Dewey Ballantine to begin drafting a merger agreement to be distributed to potential acquirors.

On April 16th, the Special Committee held a meeting at which FBR made a presentation on a private placement of equity as a potential transactional approach.

On April 17th, the Special Committee held a meeting and discussed the FBR presentation. There was a preliminary decision made not to proceed with solicitations of interest for a private placement of equity, but to instruct FBR to be prepared in the event the Special Committee determined to proceed with that option. Also at this meeting, the Special Committee decided to allow into the second round two of the three bidders it had deferred making a decision on at the April 11th meeting, which brought the total number of bidders allowed into the second round to six. One party was excluded from this process because the Special Committee concluded, after consulting with Bear Stearns and HLHZ, that its bid was similar in structure but substantially inferior to a proposal received from another one of the parties.

Through the remainder of April and into early May, the six remaining parties continued their due diligence investigations of the Company. During this period, the Company provided additional documents and information in response to requests from the remaining participants.

On April 23rd, the Special Committee held a meeting at which Bear Stearns provided an update on the remaining participants’ due diligence process and on the management presentations. Also at that meeting, the Special Committee discussed the extent to which the unavailability of the Company’s 2006 audited financial statements might impede or delay the Company’s ability to complete a transaction as well as issues generally regarding management retention.

The Special Committee met several times over the course of the next three weeks in order to receive updates on the status of the remaining participants’ due diligence process and on the management presentations, as well as to discuss potential valuation models for the hybrid investment proposals certain of the potential transaction partners had submitted, (proposals for transaction involving both the purchase of convertible securities of the Company and the formation of a joint venture or other type of partnership which would invest in certain of the Company’s mortgage products, including whole loans, tranches of future securitizations and residual assets), the extent to which the unavailability of the Company’s 2006 audited financial statements might impede or delay the Company’s ability to complete a transaction, and issues generally regarding management retention. At a meeting held on April 26th, at the request of the Special Committee, Bear Stearns provided an overview of the status of the strategic process and of the expected timing of solicitation and receipt of second round bids. Bear Stearns also noted that, since the commencement of the strategic review process, the book value of the Company’s common equity had declined.

The Special Committee decided on May 4th as the deadline for the submission of second round proposals. On April 30th, at the instruction of the Special Committee, Bear Stearns distributed the second round bid materials, including a bid procedures letter and a draft merger agreement (the “Draft Agreement”) to four participants, one of which was Lone Star, and Bear Stearns distributed to one additional participant, because its interest was solely in a hybrid investment and not in an acquisition of the Company, a set of the bid materials excluding the Draft Agreement. Bear Stearns distributed the second round bid package, including the Draft Agreement, to one additional bidder on May 2nd.

On April 30th, in connection with its receipt of the second round bid materials, Lone Star’s legal counsel, Sullivan & Cromwell LLP (“S&C”), had discussions with Dewey Ballantine regarding the proposed structuring of an acquisition transaction and certain federal securities law and other issues affecting the nature and timing of a potential acquisition transaction. In the following week, Lone Star and its financial and legal advisors continued to conduct its due diligence investigation, including several discussions with Company management and its legal counsel of outstanding litigation matters to which the Company and its directors were parties.

During the period from May 4th to May 9th, Bear Stearns received second round bids from five of the remaining six participants scheduled to respond by the initial deadline set by the Special Committee. Bear Stearns compared each of the bids received and discussed them with the Special Committee. Two of the bids proposed an acquisition of the Company, two of the bids proposed a hybrid investment, and one bid included proposals for both an acquisition and a hybrid investment. The amounts of the proposed bids ranged from $8.00 to $13.00 per share of Common Stock (based on purchase price for an outright acquisition and conversion price for a contemplated equity investment). Among these bids was a second round bid letter submitted by Lone Star indicating that Lone Star on May 7th then was prepared to make an offer for the acquisition of control of the Company involving a valuation range of $11.00-$13.00 per share and certain other terms and conditions with respect to such a transaction.

On May 10th, Bear Stearns discussed the second round bids with the Special Committee. The Special Committee discussed issues concerning other possible scenarios including maintaining the status quo, a stand-alone issuance of convertible securities, and a hybrid investment. When asked for their recommendations, both Bear Stearns and HLHZ advised that the pursuit of a sale transaction would likely be the best option to maximize shareholder value. After considering Bear Stearns’ and HLHZ’s advice and after further evaluating each bid in the context of such advice, the Special Committee instructed Bear Stearns to proceed with negotiations with two bidders. Both of such bidders, one of which was Lone Star, had proposed an acquisition of the Company. The second bidder (subsequently referred to herein as “Bidder X”) had provided a markup of the Draft Agreement with its bid submission and negotiations regarding the markup began immediately. The Special Committee deferred making a decision as to whether to permit one of the hybrid transaction proposals into a third round of the strategic review process.

On May 13th, the Special Committee convened in order to consider further whether to permit one of the hybrid transaction proposals into a third round of the strategic review process. Following discussion, and based on the advice of Bear Stearns and HLHZ, the Special Committee determined not to allow a hybrid transaction proposal into the third round and instructed its legal and financial advisors to focus on creating a competitive dynamic between the two bidders it had previously permitted into the third round.

On May 14th, the Special Committee held a telephonic meeting with management to advise management of the guidelines which would apply to the final round of bidding.

On May 16th, the Special Committee met and reviewed a request from Lone Star included in its May 7th second round bid letter that the Company agree to reimburse Lone Star for the expenses of its due diligence investigation and other expenses in connection with its consideration of a possible transaction with the Company in the event that the Company did not enter into a transaction with Lone Star. The Special Committee approved such request in principle, subject to a cap on reimbursable expenses in the amount of $1.5 million. A letter agreement providing for the expense reimbursement was executed by the parties dated as of May 22, 2007.

Also at its May 16th meeting, the Special Committee discussed the progress of negotiations of the Draft Agreement with Bidder X and expected timing of receipt of a markup of the Draft Agreement from Lone Star. The markup of the Draft Agreement prepared by S&C was received from Lone Star on May 20th. Following receipt of the Lone Star markup of the Draft Agreement, the Special Committee convened a meeting to discuss some of the issues raised in that markup and was updated on the separate negotiations with Bidder X.

During the next two weeks, Dewey Ballantine and MNAT, at the direction of the Special Committee, continued to negotiate with the outside counsel representing each of the final two bidders in an attempt to narrow the issues with respect to the Draft Agreement. The Special Committee was kept fully informed of the process and was updated periodically on the more significant issues that remained in respect of each bidder’s proposal. Also during the next two weeks, Lone Star and its financial advisor, Piper Jaffray & Co. (“Piper Jaffray”) and accounting advisor, KPMG LLP, and Bidder X continued their due diligence investigations, including significant on-site due diligence.

On Friday, June 1st, both bidders were prepared to submit final proposals and to complete negotiation of the Draft Agreement over the weekend. Lone Star, through its financial advisor Piper Jaffray, submitted a bid of $13.25 per share mid-afternoon Eastern time, which bid included a further markup of the Draft Agreement by S&C. Bidder X submitted a bid of $13.80 per share in the evening, which bid also included a further markup of the Draft Agreement.

On the morning of June 2nd, the Special Committee held a meeting to discuss the final proposals. The closing price of the Common Stock on the Nasdaq on the previous business day (Friday, June 1st) had been $13.76 per share. Representatives from Dewey Ballantine and MNAT summarized for the Special Committee the open issues in each markup of the Draft Agreement. The Special Committee then invited certain members of senior management to participate in the meeting for the purpose of commenting on specific issues arising under each of the Draft Agreements, primarily relating to representations and warranties to be made by the Company, and conditions to the completion of the transaction. The management representatives then left the meeting. The Special Committee then instructed Bear Stearns to request “best-and-final” offers from each of the bidders to be received later that day with the goal of selecting the winning bid from such offers and negotiating the final merger agreement with the party selected so that the merger agreement could be executed and the transaction announced prior to the opening of the market on June 4th. In addition, the Special Committee provided specific instructions for Bear Stearns to relay to such bidders with respect to each bidder’s markup of the Draft Agreement. The Draft Agreement from Lone Star included a condition relating to management retention, but Lone Star, through its financial advisor Piper Jaffray, had informed Bear Stearns that it would delete the condition if it could speak to management generally about retention and equity issues to assess whether management appeared amenable to negotiating retention agreements following the execution of a definitive merger agreement. In order to induce Lone Star to delete the condition and to put forward its best possible price and terms, the Special Committee determined to permit discussions regarding the general parameters of the retention and equity participation terms that Lone Star would propose to offer to management, but not to allow final negotiation of, or agreement to, terms on such matters and instructed that this decision be conveyed to Lone Star and management. Lone Star subsequently had such general discussions with management and then agreed to delete from its Draft Agreement the condition relating to management retention.

On the evening of June 2nd, the Special Committee held a meeting to discuss the updated offers that had been submitted by both parties. Lone Star, through its financial advisor Piper Jaffray, submitted a best-and-final offer of $14.10 per share, an amount slightly lower than the Bidder X bid. The Special Committee considered each bidder’s final offer in the context of the proposed form of merger agreement which had been negotiated with such bidder. The Special Committee then made the preliminary decision that it would go forward with the higher of the two bids. After further discussion with management, the Special Committee instructed Bear Stearns to contact Lone Star, through its financial advisor Piper Jaffray, first to inform them that the Special Committee would proceed with a transaction with Bidder X and to report back to the Special Committee if Lone Star responded by raising its offer.

Just after midnight Eastern time on June 3rd, the Special Committee was informed by Bear Stearns that Lone Star had increased its bid by $1.00 to $15.10 per share, which bid would expire that night unless the Special Committee agreed to negotiate with Lone Star on an exclusive basis. This increase in Lone Star’s bid was confirmed in writing by S&C, on Lone Star’s behalf, shortly thereafter. The Special Committee discussed Lone Star’s increased bid and decided to give Bidder X an opportunity to increase its bid. After some discussion, Bidder X ultimately did not increase its bid. The Special Committee then determined to agree to accept Lone Star’s bid of $15.10 per share of Common Stock and to negotiate exclusively with Lone Star. This determination was orally communicated by Bear Stearns to Lone Star’s financial advisor, Piper Jaffray, and confirmed in writing by Dewey Ballantine, on the Special Committee’s behalf, shortly thereafter.

Throughout the day on June 3rd, various discussions regarding the proposed terms of the Merger Agreement took place by and among Lone Star, Dewey Ballantine, S&C and Piper Jaffray. The Special Committee had over the previous few days discussed the engagement of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”), an affiliate of HLHZ, to render an opinion regarding the fairness, from a financial point of view, to the Company’s stockholders other than Lone Star and its affiliates (to the extent they hold shares of Common Stock) of the consideration to be received by such stockholders pursuant to the transaction, and on June 3rd the Special Committee determined to so engage Houlihan Lokey.

On the evening of June 3rd, the Special Committee held a meeting to discuss the Lone Star transaction. Prior to the meeting, each of Bear Stearns and Houlihan Lokey provided the Special Committee with a written presentation in respect of the transaction, and Dewey Ballantine provided a summary of the material terms of the proposed Merger Agreement. At the meeting, MNAT reviewed with the Special Committee their fiduciary duties and the efforts that had been made by the Special Committee to responsibly discharge such duties throughout the strategic review process, and Dewey Ballantine and MNAT reviewed with the Special Committee the terms of the proposed Merger Agreement that had been negotiated with Lone Star. At the request of the Special Committee, both Bear Stearns and Houlihan Lokey reviewed their final financial analyses and orally provided the Special Committee with their opinions, which were subsequently confirmed in writing, to the effect that, as of the respective dates of their written opinions, based upon and subject to the procedures followed and assumptions made, qualifications and limitations on the reviews undertaken and other matters set forth in their written opinions, the $15.10 per share in cash to be received by the Company’s stockholders, other than Lone Star and its affiliates (to the extent they hold shares of Common Stock), pursuant to the Merger Agreement was fair from a financial point of view to such stockholders. The financial and legal advisors to the Special Committee then responded to questions from the members of the Special Committee. After discussion, the Special Committee, by unanimous vote of all members, resolved to recommend that the full Board approve the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the merger consideration of $15.10 per share of Common Stock.

Immediately after the meeting of the Special Committee concluded, the full Board held a meeting to discuss the Lone Star transaction. The Special Committee advised the full Board that Lone Star was prepared to execute a definitive agreement at a price of $15.10 per share of Common Stock. Bear Stearns and Houlihan Lokey each orally provided the Board with their opinions, which were subsequently confirmed in writing, to the effect that, as of the respective dates of their written opinions, based upon and subject to the procedures followed and assumptions made, qualifications and limitations on the reviews undertaken and other matters set forth in their written opinions, the $15.10 per share in cash to be received in cash by the Company’s stockholders, other than Lone Star and its affiliates (to the extent they hold shares of Common Stock), pursuant to the Merger Agreement was fair from a financial point of view to such stockholders. The Special Committee then advised the Board that it had unanimously determined to recommend the approval of the Lone Star transaction to the Board.

After further discussion, the Board unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, (ii) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the stockholders of the Company, (iii) determined to recommend that the stockholders of the Company accept the Offer and tender their shares into the Offer, (iv) determined to recommend, to the extent required, that the stockholders of the Company approve the Merger and adopt the Merger Agreement and (v) authorized the execution, delivery and performance of the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger.

Immediately after the Board meeting concluded, the compensation committee of the Board (the “Compensation Committee”) met and unanimously voted to approve the arrangements with officers, employees and directors of the Company, relating to the treatment of their options, restricted share awards, stock-based awards and the possible exchange by certain members of management of shares of Common Stock (which may be restricted shares) or options for equity interests in the Offeror or, at Parent’s discretion, Parent pursuant to the Merger Agreement as well as potential new employment arrangements with members of management, each as an employment compensation, severance or other employee benefit within the meaning of the Rule 14d-10(d)(2) non-exclusive safe harbor promulgated pursuant to the Securities Exchange Act of 1934.

Early in the morning of June 4th, the parties executed the Merger Agreement. The parties issued a joint press release announcing the Merger Agreement before the open of the securities markets later that morning.

On June 15, 2007, pursuant to a request made by the Company and agreed to by Offeror and Parent, the Company, Offeror and Parent entered into the First Amendment. The First Amendment allows for the Merger to be completed on substantially the same terms but provides for a different treatment of restricted stock units awarded under the Deferred Compensation Plan such that each such restricted stock unit, whether vested or unvested, will be exchanged upon consummation of the Merger for an amount in cash equal to the Merger Consideration, and such cash amount will be deposited in the trust maintained for purposes of funding the Deferred Compensation Plan, and the vesting and distribution of such cash amount and any subsequent earnings thereon will continue to be determined in accordance with the terms of the Deferred Compensation Plan. Immediately after the Board meeting on June 15, 2007 at which the First Amendment was approved, the Compensation Committee met and unanimously voted to approve the treatment of restricted stock units under the Deferred Compensation Plan as provided in the First Amendment as an employment compensation, severance or other employee benefit within the meaning of the Rule 14d-10(d)(2) non-exclusive safe harbor promulgated pursuant to the Exchange Act.

(c) Reasons for the Recommendation

The Special Committee

In the course of reaching its determinations to recommend to the Board the approval of the Offer and the Merger Agreement and the other agreements and other transactions contemplated thereby and to recommend that the Board recommend to the Company’s stockholders that they accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Special Committee, after consultation with the Special Committee’s outside legal and financial advisors and the Company’s senior management, considered numerous factors, including the following material factors and benefits of the Offer, each of which the Special Committee believed supported its determinations:

•

the merger consideration of $15.10 per share to be received by our stockholders represents a premium of approximately 9.7% over the closing price of our Common Stock on the Nasdaq on June 1, 2007, the last trading day preceding announcement of the Merger Agreement, which was $13.76 per share, representing a premium of approximately 13.4% over the volume weighted average price over the 20 trading days preceding the announcement of the Merger Agreement, which was $13.32 per share;

•

the merger consideration of $15.10 per share to be received by our stockholders represents a premium of approximately 40% over the estimated book value of a share of our Common Stock on April 30, 2007;

•

the merger consideration consists solely of cash, which will enable our stockholders to realize on the most accelerated timetable available what the Special Committee believes to be a fair value, in cash, for our stockholders’ investment and will provide certainty of value to our stockholders;

•

the merger consideration is fixed at $15.10 per share even if the Company’s business prospects were to deteriorate between the execution of the Merger Agreement and the Acceptance Time and/or the Merger Effective Time, unless such change were of a magnitude sufficient to constitute a Material Adverse Effect (as defined in the Merger Agreement);

•

its review of our business, operations, financial condition and earnings on an historical and a prospective basis, including our financial results for the first quarter of 2007 (which reflected significant decreases in both net income and stockholders’ equity, reflecting the difficult conditions that we currently face in the marketplace), which the Special Committee believed could negatively impact future equity value;

•

other strategic alternatives available to us, including continuing to operate the Company on a stand-alone basis, an issuance of convertible securities or a hybrid investment involving both the purchase of convertible securities of the Company and formation of a joint venture or other type of partnership which would invest in certain of the Company’s mortgage products, and the benefits and risks associated with such alternatives compared to the proposed merger;

•	current conditions and trends in the mortgage industry, particularly in the non-prime mortgage business;

•

the process through which the Company, with the assistance of the Special Committee’s financial advisors, engaged in or sought to engage in discussions with institutions deemed to be likely candidates to pursue a strategic transaction with the Company;

•

the two-step structure of the transaction, which would allow stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame (subject to the receipt of required regulatory approvals), followed by the second step Merger in which stockholders who did not tender their shares of Common Stock in the Offer, other than those exercising appraisal rights, would receive the same cash Offer Price paid in the Offer;

•

the fact that the Merger Agreement provides that, under certain circumstances, Offeror would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer (including the receipt of required regulatory approvals) are not satisfied as of the initial expiration date of the Offer or, if applicable, subsequent expiration dates;

•

the opinion of Bear Stearns, dated June 4, 2007, to the Special Committee and the Board as to the fairness, from a financial point of view and as of the date of the opinion, subject to the assumptions, qualifications and limitations stated in the opinion, of the consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger, excluding Lone Star and its affiliates (to the extent they hold shares of our Common Stock) (the full text of Bear Stearns’s opinion is attached as Annex II to this disclosure statement and should be read in its entirety, together with the information contained under the heading “Opinions of the Special Committee’s and the Board’s Financial Advisors (a) Bear Stearns” beginning on page 30);

•

the opinion of Houlihan Lokey, dated June 3, 2007, to the Special Committee and the Board as to the fairness, from a financial point of view and as of the date of the opinion, subject to the assumptions, qualifications and limitations stated in the opinion of the consideration to be received by the holders of our Common Stock other than Lone Star and its affiliates (the full text of Houlihan Lokey’s opinion is attached as Annex III to this disclosure statement and should be read in its entirety, together with the information contained under the heading “Opinions of the Special Committee’s and the Board’s Financial Advisors (b) Houlihan Lokey” beginning on page 40);

•	the fact that Offeror’s obligation to consummate the Merger is not subject to any financing contingencies and the Special Committee’s view of Offeror’s ability to fund the merger consideration;

•

the terms of the Merger Agreement, including the representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the Merger Agreement, the likelihood of the consummation of the Merger, the termination provisions of the Merger Agreement and the Special Committee’s evaluation of the likely time period necessary to effect the Merger;

•	the likelihood of receipt of the required regulatory approvals;

•	the experience, reputation and financial capabilities of Lone Star;

•

prior to approval of the Merger by our stockholders, if required in order to exercise its fiduciary duties, the Merger Agreement permits the Board (following the recommendation of the Special Committee) to consider a superior proposal, recommend, adopt or approve the superior proposal, and terminate the Merger Agreement, subject to certain requirements and rights of Offeror and the payment of a termination fee that was considered by the Special Committee to be comparable to those agreed upon in similar transactions; and

•

the availability of statutory appraisal rights under Delaware law in the second-step Merger for stockholders who do not tender their shares of Common Stock in the Offer and do not vote their shares of Common Stock in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per share amount than the Offer Price (as defined in the Merger Agreement), while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their shares of Common Stock in the Offer and the Merger.

In the course of its deliberations, the Special Committee also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement and the transaction, including:

•

the Merger Agreement precludes us from actively soliciting alternative proposals, although, prior to the Acceptance Time, the Board is permitted to provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal if the Board determines in good faith after consultation with outside counsel that the failure to take such action would likely be inconsistent with its fiduciary duties under applicable law and determines in good faith after consultation with its financial advisor that the third party’s proposal is or could reasonably be expected to result in a superior proposal;

•

we are obligated to pay to Offeror a $12.0 million termination fee if the Merger Agreement is terminated under certain circumstances, which potentially could discourage other potential acquirors from making a proposal to acquire the Company, or could reduce the price in an alternative transaction;

•

the restrictions imposed by the Merger Agreement, subject to receipt of the Offeror’s consent or waiver, on our ability to operate our business until the Merger Effective Time or until the Merger Agreement is terminated;

•	the Merger consideration is fixed at $15.10 per share even if the Company’s business prospects were to improve between the execution of the Merger Agreement and the Merger Effective Time;

•	proceeds from the conversion of shares to cash in the Merger generally will be taxable to our stockholders for U.S. federal income tax purposes;

•	Offeror’s obligation to complete the Merger is subject to certain conditions, and it has the right to terminate the Merger Agreement in specified circumstances;

•

our operations and staffing may be disrupted following the announcement of the execution of the Merger Agreement, which could have an adverse effect on the Company if the Merger is not completed and we remain an independent company; and

•

our directors and our executive officers may have interests with respect to the Merger that are different from, and in addition to, those of our stockholders generally. Please see “The Subject Company, its Executive Officers, Directors or Affiliates.”

The foregoing discussion of the factors considered by the Special Committee is intended to be a summary, and is not intended to be exhaustive, but does set forth the principal factors considered by the Special Committee. After considering these factors, the Special Committee concluded that the positive factors relating to the Merger Agreement and the Offer substantially outweighed the potential negative factors. The Special Committee unanimously determined to recommend that the Board approve the Merger Agreement and the related transactions in light of the various factors described above and other factors that the members of the Special Committee believed were appropriate. In view of the wide variety of factors considered by the Special Committee in connection with its evaluation of the Offer, the Merger and the related transactions and the complexity of these matters, the Special Committee did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors they considered in reaching their decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Special Committee. Rather, the Special Committee made its recommendation based on the totality of information presented to, and the investigation conducted by, it. In considering the factors discussed above, individual directors or members of the Special Committee may have given different weights to different factors.

The Board

The Board, by unanimous action of all members and acting upon the unanimous recommendation of the Special Committee, has (i) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (ii) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of the stockholders of the Company, and (iii) determined to recommend that the Company’s stockholders accept the Offer and tender their shares of Common Stock into the Offer, and (iv) determined to recommend, to the extent required, that the stockholder of the Company approve the Merger and adopt the Merger Agreement.

In reaching these determinations, the Board considered (i) a variety of business, financial and market factors, (ii) the financial presentations of Bear Stearns and Houlihan Lokey, including the opinions of Bear Stearns and Houlihan Lokey as to the fairness, from a financial point of view and as of the date of their respective opinions, subject to the assumptions, qualifications and limitations stated in their opinions, of the consideration to be received by the holders of our Common Stock, other than Lone Star and its affiliates, pursuant to the Offer and the Merger, (iii) each of the factors considered by the Special Committee in its unanimous recommendation, as described above and (iv) the unanimous recommendation of the Special Committee.

The foregoing discussion summarizes the material factors considered by the Board in its consideration of the Offer. In view of the wide variety of factors considered by the Board, and the complexity of these matters, the Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the Board may have assigned different weights to various factors. The Board recommends that the Company’s stockholders accept the Offer and approve and adopt the Merger Agreement and the Merger based upon the totality of the information presented to and considered by it.

For the reasons described here, and above under “Reasons for the Recommendation,” the Board recommends that the Company’s stockholders accept the Offer and tender their shares of Common Stock into the Offer.

(c)	Intent to Tender

To the Company’s knowledge, except as stated below with respect to certain executive officers, each of the Company’s directors and executive officers currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially owned by them pursuant to the Offer (other than shares of Common Stock held directly or indirectly by other public companies, as to which the Company has no knowledge or shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the Merger; provided, however, that to the Company’s knowledge, each of Messrs. James A. Konrath, Chairman of the Board and Chief Executive Officer, Joseph J. Lydon, a director and Chief Operating Officer, Stuart D. Marvin, Executive Vice President, Jeffrey W. Crawford, Director of Operations, and David E. Hertzel, General Counsel, have not yet determined whether they will tender all of their shares of Common Stock pursuant to the Offer. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets, Retained, Employed, Compensated, or Used

The Special Committee retained Bear Stearns, FBR, and HLHZ and its affiliate Houlihan Lokey as financial advisors because they are internationally recognized investment banking firms that have substantial experience in transactions similar to the Offer and the Merger.

(a)	Bear Stearns

Pursuant to a letter agreement dated as of March 22, 2007 (the “Bear Stearns Engagement Letter”), the Special Committee engaged Bear Stearns to act as a financial advisor in connection with the Special Committee’s consideration of various strategic alternatives. The terms of the Bear Stearns Engagement Letter provide for the payment to Bear Stearns of a fee in the amount of $1 million for Bear Stearns to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger. Under the terms of the Bear Stearns Engagement Letter, Bear Stearns is also entitled to be paid a transaction fee of 1% of the Aggregate Consideration (as defined in the Bear Stearns Engagement Letter), provided that such fee is not less than $4 million. The transaction fee payable to Bear Stearns in connection with the transaction is expected to be approximately $4 million, subject to reduction for certain credits as described below, and will be payable in cash upon the acquisition of 50% or more of the voting power of the Company’s outstanding voting securities. In addition, Bear Stearns is entitled to reimbursement for reasonable out-of-pocket expenses in performing its services in connection with its engagement, such expenses not to exceed $250,000 without the consent of the Special Committee, and Bear Stearns and related parties are indemnified against certain liabilities incurred in connection with its engagement, subject to certain limitations. Bear Stearns received a $500,000 retainer that was paid in cash following the execution of the Bear Stearns Engagement Letter, which amount will be credited against the transaction fee payable to Bear Stearns. Prior to the engagement, Bear Stearns had provided certain investment banking services to the Company, including with respect to the $230 million Farallon loan transaction completed in March 2007, for which Bear Stearns was paid a $1 million fee by the Company, which amount will also be credited against the transaction fee payable to Bear Stearns in connection with the Offer, so that the net transaction fee and opinion fee payable to Bear Stearns in connection with the Merger Agreement and the transactions contemplated thereby will be approximately $3.5 million in the aggregate. Bear Stearns also was previously a lender to the Company, which outstanding loans and commitments were repaid and terminated in connection with the closing of the Farallon loan; however, Bear Stearns may hold certain claims against the Company in respect of early payment defaults.

The foregoing summary is not intended to be a complete and exhaustive summary of all of the relationships between the Company and Bear Stearns and such summary and description is qualified in its entirety by reference to the Bear Stearns opinion attached as Annex II to this Schedule and incorporated herein by reference.

(b)	HLHZ and Houlihan Lokey

Pursuant to a letter agreement dated March 13, 2007, the Audit Committee engaged HLHZ to act as a financial advisor in connection with the consideration by the Audit Committee of various strategic alternatives. This engagement was limited to calendar month March 2007 and provided for the payment to HLHZ of a fee of $300,000. Pursuant to a letter agreement dated April 1, 2007 (as amended, the “HLHZ Engagement Letter”) the Special Committee engaged HLHZ to act as a financial advisor in connection with the Special Committee’s consideration of various strategic alternatives. Pursuant to the terms of the HLHZ Engagement Letter, the Company agreed to pay HLHZ monthly fees as follows: $350,000 for April; $300,000 for May; and $150,000 for June. The HLHZ Engagement Letter provides that HLHZ is entitled to reimbursement for reasonable out-of-pocket expenses in performing its services in connection with its engagement, such expenses not to exceed $25,000, and HLHZ and related parties are indemnified against certain liabilities incurred in connection with its engagement, subject to certain limitations. In addition, the Special Committee engaged Houlihan Lokey, an affiliate of HLHZ, to render an opinion as to the fairness, from a financial point of view, to the stockholders of the Company, other than Lone Star and its affiliates (to the extent they hold shares of Common Stock), of the consideration to be received by such holders pursuant to the Merger Agreement. Houlihan Lokey agreed to render such an opinion for a fee of $700,000, which fee was reduced to $450,000 because Houlihan Lokey agreed to credit $250,000 of monthly fees otherwise paid or payable to HLHZ against its opinion fee. Houlihan Lokey and related parties are indemnified against certain liabilities incurred in connection with its engagement, subject to certain limitations.

The foregoing summary of the relationship between the Company and Houlihan Lokey is not intended to be complete and exhaustive and such summary and description is qualified in its entirety by reference to the Houlihan Lokey Opinion attached as Annex III to this Schedule and incorporated herein by reference.

(c)	FBR

Pursuant to a letter agreement dated May 15, 2007 (the “FBR Engagement Letter”), the Special Committee engaged FBR to act as a financial advisor in connection with the Special Committee’s consideration of various strategic alternatives. The terms of the FBR Engagement Letter provide for the payment to FBR of a transaction fee of 1% of the Aggregate Consideration (as defined in the FBR Engagement Letter), provided that such fee is not less than $4 million. The transaction fee payable to FBR in connection with the transaction is expected to be approximately $4 million, subject to reduction for certain credits as described below, and will be payable in cash upon the acquisition of 50% or more of the voting power of the Company’s outstanding voting securities. In addition, FBR is entitled to reimbursement for reasonable out-of-pocket expenses in performing its services in connection with its engagement, such expenses not to exceed $250,000 without the consent of the Special Committee, and FBR and related parties are indemnified against certain liabilities incurred in connection with its engagement, subject to certain limitations. FBR received a $500,000 retainer that was paid in cash following the execution of the FBR Engagement Letter, which amount will be credited against the transaction fee payable to FBR. Prior to the engagement, FBR had provided certain investment banking services to the Company, including with respect to the $230 million Farallon loan transaction completed in March 2007, for which FBR was paid a $1 million fee by the Company, which amount will also be credited against the transaction fee payable to FBR, so that the net transaction fee payable to FBR in connection with the Merger Agreement and the transactions contemplated thereby will be approximately $2.5 million. The FBR Engagement Letter also provides for the payment to FBR, upon the execution of FBR Engagement Letter, of $368,621 as reimbursement of expenses incurred by FBR covered under a previous engagement letter between the Company and FBR dated March 9, 2007, which engagement letter related to a potential private placement of equity securities of the Company.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain, or compensate, any person to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company

None.

Item 7.	Purposes of the Transaction and Plans or Proposals

(a) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) any extraordinary transaction, such as a Merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule, there are no transactions, Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

Anti-Takeover Statutes and Provisions

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement, Offer and the Merger, as described in “The Solicitation or Recommendation” above, and the other transactions contemplated by the Merger Agreement and, therefore, the restrictions of Section 203 are inapplicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement.

Appraisal Rights

No appraisal rights are available to holders of shares of Common Stock in connection with the Offer. However, if the Merger is consummated, holders of shares of Common Stock who have not tendered their shares of Common Stock in the Offer or voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their shares of Common Stock. Holders of shares of Common Stock who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the Merger. In addition, such dissenting holders of shares of Common Stock would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their shares of Common Stock (the “Dissenting Shares”). If any holder of shares of Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the shares of Common Stock of such stockholder will be converted into the right to receive the price per Share paid in the Merger in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the shares of Common Stock as provided in the DGCL.

In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Common Stock, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc , the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

Parent may cause the surviving corporation in the Merger to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Offer and the Merger. In this regard, holders of shares of Common Stock should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex IV hereto and incorporated by reference herein.

Short-form Merger

Under Section 253 of the DGCL, if Parent acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock of the Company, Parent will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. If Parent acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock of the Company, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock of the Company will be required under the DGCL to effect the Merger.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company also granted to Offeror an option (the “Top-Up Option”), exercisable only after the Acceptance Time and prior to the earlier to occur of (i) the Merger Effective Time and (ii) the termination of the Merger Agreement, to purchase that number of newly-issued shares of Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by the Offeror at the time of such exercise, shall constitute one share more than 90% of the shares of Common Stock then outstanding (assuming the issuance of the Top-Up Shares) at a price per share equal to the Offer Price; provided, that the Top-Up Option shall not be exercisable unless (x) immediately prior to such exercise, Offeror owns at least a majority of the shares of Common Stock then outstanding and (y) immediately after such exercise Offeror would own more than ninety percent (90%) of the shares of Common Stock then outstanding; provided, further, that in no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the number of shares that may be purchased by Offeror in compliance with all applicable provisions of the rules and regulations of the Nasdaq without requiring a stockholder vote. The Marketplace Rules of Nasdaq limit the number of new shares of Common Stock that the Company may issue without the approval of the stockholders of the Company.

Subject to the terms described above, Offeror may exercise the Top-Up Option, and Offeror shall exercise the Top-Up Option upon the written request of the Board or a majority of the Continuing Directors (as defined in the Merger Agreement).

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Regulatory Approvals

The Company operates under regulatory licenses in most states and it is a condition to the Offer that the Company has received any authorization, license, permit, consent, certificate, approval or order of any Governmental Authority (as defined in the Merger Agreement) required in order to consummate the Merger, the Offer or any of the other transactions contemplated by the Merger Agreement, or required for the operation of the business of the Surviving Corporation and its subsidiaries under applicable law after the Acceptance Date (an “Approval”), including any Approval required under applicable laws regulating mortgage lenders and servicers, insurance agencies and title insurance agencies in any state of the United States, other than any Approval that is required from a state of the United States that does not represent, together with all other states for which the applicable Approval has not then been made or obtained, five (5)% or more of the residential mortgage loan origination volume of the Company and its Subsidiaries in the United States for the fiscal year ended December 31, 2006. Pursuant to the terms of the Merger Agreement, written notifications made to each state by the Company, regardless of whether or not compelled by applicable law, as well as formal or informal written and oral notifications from a Governmental Authority approving, or not objecting to, the consummation of the Merger, the Offer or any of the other transactions contemplated by the Merger Agreement are deemed to constitute Approvals.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC, and certain waiting period requirements have been satisfied. The Company is a nationwide mortgage banking company primarily engaged in the business of originating, financing, securitizing, servicing and selling non-prime mortgage loans secured by residential real estate (“HSR

Exempt Business”) and the Company and its subsidiaries in the aggregate do not have assets with a fair market value exceeding $59.8 million, and have not in the last fiscal year derived revenue exceeding $59.8 million, other than assets constituting or revenue derived from HSR Exempt Business. Accordingly, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are exempt from the pre-merger notification requirements of the HSR Act.

Certain Litigation

In June 2007, the Company was served with two class action complaints, Korsinski v. Accredited Home Lenders Holding Co., et al. and Wan v. Accredited Home Lenders Holding Co., et al., brought in the Superior Court of the State of California, County of San Diego. The complaints allege breaches of fiduciary duty by the Company and individual members of its Board in connection with entry into the Merger Agreement between affiliates of Lone Star and the Company. Plaintiffs seek injunctive relief, and recovery of attorneys’ fees and costs of suit. Plaintiffs have not yet filed a motion for class certification or preliminary injunction. The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to Exhibit (a)(5)(C) and Exhibit (a)(5)(D), which are incorporated herein by reference. The Company and the individual members of the Board intend to vigorously defend these matters. The ultimate outcome of this matter is not presently determinable.

Late Filings and Possible Delisting

As described in the Company’s public announcements and filings with the SEC, the Company received, on March 16, 2007, a Nasdaq Staff Determination notice stating that the Company was not in compliance with Nasdaq Marketplace Rule 4310(c)(14) because it did not timely file with the SEC its 2006 Form 10-K. In connection with the March 16, 2007 Nasdaq Staff Determination notice, the Company requested and received a hearing before a Nasdaq hearing panel, which occurred on May 3, 2007. At the hearing, the Company requested continued listing and proposed a plan to allow the Company to meet its filing requirements. The Nasdaq Listing Qualifications Panel has not rendered a determination in this matter as of the date hereof. The Company also received, on May 14, 2007, a Nasdaq Additional Staff Determination notice stating that the Company is not in compliance with Nasdaq Marketplace Rule 4310(c)(14) because it had not timely filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and that this served as an additional basis for delisting the Company’s securities from Nasdaq. The Company has made a submission to the Nasdaq Hearing Panel in connection with this additional notice. There can be no assurance that the Company’s efforts to maintain its Nasdaq listing at least through the consummation of this tender offer will be successful.

In addition, as previously disclosed by the Company, Accredited Mortgage Loan REIT Trust, an indirect subsidiary of the Company (the “Reporting Subsidiary”), was notified by the regulatory arm of the New York Stock Exchange (“NYSE Regulation”) on April 18, 2007 that the NYSE Regulation staff will monitor the status of the Reporting Subsidiary’s annual report on Form 10-K for the year ended December 31, 2006 and related public disclosures for a six-month period beginning April 17, 2007. The notice resulted from the Reporting Subsidiary’s failure to file its annual report for the year ended December 31, 2006 with the SEC on a timely basis. Shares of the Reporting Subsidiary’s 9.75% Series A Perpetual Cumulative Preferred Shares are traded on the NYSE. There can be no assurance that the Reporting Subsidiary will be able to maintain its NYSE listing of such shares.

Certain Financial Information

The Company provided to Offeror certain non-public historical financial information of the Company, including, among other things, a preliminary unaudited balance sheet reflecting total equity of $277 million as of April 30, 2007 (the “Financial Information”). The Financial Information was provided with the understanding that the Financial Information was preliminary and the Company’s closing process was not complete and accordingly, was therefore subject to revision, which might be material. The Financial Information was also provided with the understanding that the audit of the financial statements was in process. As a result, the Company indicated that Financial Information should not be relied upon. There can be no assurance that

Financial Information will be consistent with final audited information, and the inclusion of Financial Information should not be regarded as an indication that the Company, or any of the Company’s affiliates, directors, officers, partners or representatives has made or makes any representation to any person regarding the accuracy or reliability of Financial Information. In addition, neither the Company, nor any other person undertakes any obligation to update or otherwise revise or reconcile Financial Information to reflect circumstances as of or after the date this information was generated or to reflect the occurrence of future events that may result in this information being in error.

The Company does not as a matter of course make public projections as to future performance, earnings or other results and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of the Company by Offeror, the Company provided to Offeror certain non-public financial projections, a summary of which is set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) (the “Offeror Projections”).

In addition, the Company provided to Bear Stearns and Houlihan Lokey (the “Advisors”) for purposes of their analyses and opinions certain non-public financial information and financial projections, including the Financial Information. The Financial Information included an unaudited balance sheet as of April 30, 2007, which estimated the total equity of the Company at $277 million. The financial projections comprised estimating certain pre-tax amounts for the nine month period from April 1, 2007 to December 31, 2007, and the twelve month period ended December 31, 2008 and 2009 under the following three business scenarios: (i) all new non-prime loans originated are sold as whole loans (the “Sale Strategy”); (ii) all new non-prime loans originated are securitized and residuals as well as certain subordinated bonds are held in-portfolio near-term (the “Securitization Strategy”); and (iii) 50% of new non-prime loans originated are sold as whole loans and 50% are securitized and residuals as well as certain subordinated bonds are held in-portfolio near-term (the “Sale/Securitization Strategy”).

The financial projections forecasted, on a pre-tax basis, the following: (A) under the Sale Strategy the Company’s liquidity of $269 million, $442 million and $500 million and total equity of $235 million, $228 million and $258 million at December 31, 2007, 2008, and 2009, respectively, and projected losses before taxes of $77 million for the nine month period April 1, 2007 to December 31, 2007 and $12 million for the twelve month period ended December 31, 2008, and income before taxes of $26 million for the twelve month period ended December 31, 2009; (B) under the Securitization Strategy the Company’s liquidity of $68 million, $61 million and $75 million and total equity of $158 million, $107 million and $218 million at December 31, 2007, 2008, and 2009, respectively, and projected losses before taxes of $154 million for the nine month period April 1, 2007 to December 31, 2007 and $56 million for the twelve month period ended December 31, 2008, and income before taxes of $107 million for the twelve month period ended December 31, 2009; and (C) under the Sale/Securitization Strategy the Company’s liquidity of $170 million, $264 million and $310 million and total equity of $197 million, $176 million and $256 million at December 31, 2007, 2008, and 2009, respectively, and projected losses before taxes of $115 million for the nine month period April 1, 2007 to December 31, 2007 and $27 million for the twelve month period ended December 31, 2008, and income before taxes of $76 million for the twelve month period ended December 31, 2009 (collectively, the “Advisor Projections” and together with the Offeror Projections, the “Company Projections”).

The Advisor Projections were based upon the three different business scenarios described above, were based upon pre-tax amounts which did not reflect the impact of certain taxes to be paid or recovered in the future, if any, and did not include any estimate of shares outstanding nor amounts per share for any period. The Company Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The summary of the Advisor Projections is not being included in this Schedule to influence your decision whether to tender your shares in the tender offer.

These Company Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the projection results not being achieved include, but are not limited to, the costs incurred by the Company in connection with its pursuit of its strategic alternatives process and any restatement of its financial statements, if necessary; fluctuations in interest rates; the market environment in the mortgage industry; the failure to retain key management and operational personnel; adverse reactions to the strategic alternatives process; the eventual realization of any deferred tax assets or realization of any tax positions either taken by the Company currently or in the future, and other risks described in the Company’s annual report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2005, its reports on Form 10-Q for the first, second and third quarters of 2006 and its other reports filed with the SEC. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Company Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, realization of tax positions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Company Projections also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the Company Projections will be realized, and actual results may vary materially from those shown. The inclusion of these Company Projections and the summary of the Offeror Projections in the Offer to Purchase filed as Exhibit (a)(1)(A) hereto in this document and the summary of the Offeror Projections should not be regarded as an indication that any of the Company, the Offeror, or their respective affiliates, advisors or representatives considered or consider the Company Projections to be predictive of actual future events, and the Company Projections should not be relied upon as such. None of the Company, Offeror, or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from these Company Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company nor, to the knowledge of the Company, Offeror intends to make publicly available any update or other revisions to these Company Projections. Neither the Company, Offeror, nor any of their affiliates, advisors or representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in these Company Projections or that projected results will be achieved. The Company has made no representation to the Offeror, in the Merger Agreement or otherwise, concerning these Company Projections.

Opinions of the Special Committee’s and the Board’s Financial Advisors

(a)	Bear Stearns

Overview

Pursuant to an engagement letter dated March 22, 2007, the Special Committee of the Board retained Bear Stearns to act as its financial advisor with respect to, among other things, any debt or equity financing, any strategic investment and/or any transaction involving the sale of a controlling stake or of the entire Company. In selecting Bear Stearns, the Special Committee considered, among other things, the fact that Bear Stearns is an internationally recognized investment banking firm with substantial experience advising companies in the financial services and mortgage sectors as well as substantial experience providing strategic advisory services. Bear Stearns, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings, senior credit financings, valuations and general corporate advisory services.

At the June 3, 2007 meetings of the Special Committee and the Board, Bear Stearns delivered to the Special Committee and the Board its oral opinion, which was subsequently confirmed in writing on June 4, 2007, that as of that date, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received pursuant to the Offer and the Merger was fair, from a financial point of view, to the holders of Common Stock, excluding Lone Star and its affiliates (to the extent they hold shares of the Common Stock).

The full text of Bear Stearns’ written opinion to the Special Committee and the Board is attached as Annex II to this document. The following summary is qualified in its entirety by reference to the full text of the opinion, and you should read the opinion carefully and in its entirety. The opinion sets forth the assumptions made, some of the matters considered and qualifications to and limitations of the review undertaken by Bear Stearns. Bear Stearns’ opinion is subject to the assumptions and conditions contained therein and is necessarily based on economic, market and other conditions and the information made available to Bear Stearns as of the date of its opinion, and Bear Stearns assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion.

In reading the discussion of the fairness opinion set forth below, you should be aware that Bear Stearns’ opinion:

•	Was intended for the benefit and use of the Special Committee and the Board.

•	Did not constitute a recommendation to the Special Committee or the Board.

•	Does not constitute a recommendation to any holders of the Common Stock as to:

•	Whether to tender any shares of the Common Stock pursuant to the Offer; or

•	How to vote in connection with the Merger or otherwise.

•

Did not address the Company’s underlying business decision to pursue this transaction, the relative merits of the transaction as compared to any alternative business or financial strategies that might exist for the Company or the effects of any other transaction in which the Company might engage.

The Company did not provide specific instructions to, or place any limitations on, Bear Stearns with respect to the procedures to be followed or factors to be considered in performing its analyses or providing its opinion.

In connection with rendering its opinion, Bear Stearns:

•	Reviewed the Merger Agreement and the limited guarantee provided by Lone Star;

•

Reviewed the Company’s Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 2004 and December 31, 2005, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 and its Current Reports on Form 8-K filed since December 31, 2005 (the Company has not yet filed the 2006 Form 10-K or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007);

•

Reviewed certain operating and financial information relating to the Company’s business and prospects, including (i) certain unaudited financial information for the year ended December 31, 2006, (ii) certain unaudited monthly financial information for January through April 2007 and (iii) certain monthly and quarterly projections and liquidity scenarios for the years ended December 31, 2007, December 31, 2008 and December 31, 2009, all as prepared and provided to Bear Stearns by the Company’s management;

•

Met with certain members of the Company’s senior management to discuss the Company’s business, operations, historical and projected financial results, financial condition, current and prospective access to capital, current and prospective liquidity and future prospects, including such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Lone Star/Accredited transaction or another similar extraordinary corporate transaction;

•	Reviewed the historical prices, trading multiples and trading volume of the Common Stock;

•

Reviewed and/or performed various valuation and financial analyses based on the projections and liquidity scenarios for the Company that were provided by management, including liquidity analyses, illustrative discounted future stock price analyses and a hypothetical liquidation analysis (based on guidance provided by certain members of the Company’s senior management);

•	Reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to the Company;

•	Reviewed the terms of recent mergers and acquisitions involving companies which Bear Stearns deemed generally comparable to the Company; and

•	Conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

In rendering its opinion:

•

Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to Bear Stearns or discussed with Bear Stearns by the Company or obtained by Bear Stearns from public sources, including, without limitation, the projections and liquidity scenarios referred to above.

•

With respect to the projections and liquidity scenarios, Bear Stearns relied on representations that they had been reasonably prepared on bases reflecting the best then available estimates and judgments of the senior management of the Company as to the expected future performance of the Company.

•

Bear Stearns noted that such financial projections were subject to significant uncertainty, particularly in light of recent and on-going conditions in the non-prime mortgage sector and the Company’s recent financial performance, current financial condition, current and prospective access to capital, current and prospective liquidity and unclear future prospects.

•

Bear Stearns did not assume any responsibility for the independent verification of any such information, including, without limitation, the projections and liquidity scenarios, and Bear Stearns further relied upon the assurances of the senior management of the Company that they were unaware of any facts that would have made the information, projections and liquidity scenarios incomplete or misleading.

•

Further, Bear Stearns did not express any view or opinion regarding the achievability of any such financial projections or liquidity scenarios and the resulting impact on the Company’s financial performance, financial condition, liquidity and resulting stockholder value.

•	Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was Bear Stearns furnished with any such appraisals.

•

Bear Stearns assumed that the Offer and the Merger would be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on the Company.

During the course of its engagement, Bear Stearns was asked by the Special Committee to solicit indications of interest from various third parties regarding a potential acquisition or investment transaction with the Company, and Bear Stearns considered the results of such solicitation in rendering its opinion.

In rendering its fairness opinion, Bear Stearns did not express any opinion as to the price or range of prices at which the Common Stock may trade subsequent to the announcement of the transaction.

Consistent with applicable legal and regulatory requirements, Bear Stearns has adopted policies and procedures to establish and maintain the independence of Bear Stearns’ research departments and personnel. As a result, Bear Stearns’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Lone Star and their respective affiliates, the Lone Star/Accredited transaction and other participants in the Lone Star/Accredited transaction that differ from the views of Bear Stearns’ investment banking personnel.

In the ordinary course of business, Bear Stearns and its affiliates may actively trade for their own account and for the accounts of their customers equity and debt securities, bank debt and/or other financial instruments issued by the Company and/or affiliates of Lone Star, as well as derivatives thereof. Accordingly, Bear Stearns may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.

Situational Factors

In evaluating the Company’s projected financial results, financial condition, current and prospective access to capital, current and prospective liquidity and future prospects, Bear Stearns noted, based on its various discussions with the Special Committee and the Company’s senior management, that as of the date of the rendering of Bear Stearns’ opinion:

•

Recent turmoil in the non-prime mortgage sector had put substantial pressure on the Company’s ability to sustain and fund its operations. Liquidity had become a significant concern for the Company, and the Company’s future prospects were highly uncertain:

•

Non-prime whole-loan pricing had deteriorated to levels which did not allow the Company to sell whole-loans on a profitable basis. As a result, the Company was being forced to pursue a more capital intensive strategy of either holding or securitizing loans.

•

The Company’s access to capital in the form of warehouse funding and securitization financing had become extremely limited and, to the extent available, relatively more expensive compared to historical levels.

•

As a result of the incurrence of significant operating losses during the past six months, the Company had experienced a substantial deterioration of its capital base and a significant decline in its book value per share.

•

As a result of the non-prime mortgage sector disruption and the Company’s recent operating results and unclear prospects, the Company had seen the price of the Common Stock drop significantly since February 2007 (reaching an all-time low price of $3.77 on March 13, 2007), and the price of the Common Stock had demonstrated substantial volatility during the past few months.

•	As a result of recent and on-going conditions in the non-prime mortgage sector, the Company’s stand-alone liquidity profile remained challenging:

–

Under the terms of an existing $230 million term loan, the Company is required to maintain minimum liquidity of at least $75 million at all times and issue a notification to the lender if liquidity falls, or is likely to fall, below $150 million.

–

As of April 30, 2007, the Company had unrestricted cash of approximately $295 million. Under one scenario of financial projections provided to Bear Stearns by the Company’s management, unrestricted cash levels were projected to approach the $75 million level from December 2007 through May 2008 before improving thereafter.

•

The Company had not yet filed the 2006 Form 10-K or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 due to the resignation of the Company’s independent public accounting firm in March 2007:

•

The Company’s current lack of public company audited financial statements may further limit its ability to retain warehouse providers, to securitize mortgage loans in the future and/or to raise other forms of capital (e.g., common stock and/or equity-linked securities) to finance its ongoing operating requirements.

•

On March 19, 2007, the Company announced that it had received notice from the Nasdaq that the Common Stock was subject to delisting from the Nasdaq. The Nasdaq issued the notice, as required by its Marketplace Rules, in connection with the Company’s failure to timely file the 2006 Form 10-K. The Company had since requested a hearing before the Nasdaq Listing Qualifications Panel (the “Nasdaq Panel”) to appeal the Nasdaq staff’s determination to delist the Common Stock. At the hearing, which was held on May 3, 2007, the Company presented its plan to regain compliance with the Nasdaq’s filing requirements. The Nasdaq Panel had not rendered a determination in this matter as of the date of the rendering of Bear Stearns’ opinion. On May 15, 2007, the Company announced that it had received an additional deficiency notice from the Nasdaq due to the Company’s failure to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

•

The delayed filing of the 2006 Form 10-K may also violate certain state and provincial regulatory licensing requirements. The Company had contacted most state regulatory authorities regarding the delay in filing 2006 Form 10-K. The Company had been told orally by the various regulatory authorities in affected states that they will allow the Company additional time to complete its year-end audit.

•

As a result of the foregoing industry dynamics and the factors specific to the Company, the Special Committee and the Company’s senior management believed that the Company currently (and for the foreseeable future) had limited access to equity capital on reasonable economic terms:

•	The Special Committee engaged another investment banking firm to, among other things, assess the feasibility of raising common stock or equity-linked capital on behalf of the Company.

•

Both the Special Committee and the Company’s senior management concluded that the economic terms and other conditions of such investment banking firm’s equity financing proposal were highly unattractive and were inferior relative to a potential sale of the Company or a potential investment into the Company by a strategic acquiror/investor or a private equity firm.

Review of Solicitation Process

Bear Stearns described for the Special Committee and the Board the broad solicitation process undertaken by Bear Stearns to assist the Special Committee in exploring third party interest in a transaction involving the Company. Bear Stearns highlighted that:

•	63 parties were contacted at the inception of the solicitation process — including 22 strategic acquirors/investors and 41 financial acquirors/investors;

•	Of these parties, 20 parties signed confidentiality agreements with the Company and were given access to limited financial and other information for due diligence purposes;

•	Between April 9 and April 17, 2007, the Special Committee received 7 proposals at the end of Phase 1 of the solicitation process;

•	Of these parties, 6 parties were selected for Phase 2 and were given access to the Company’s management and permitted to conduct detailed on-site due diligence;

•	During the period from May 4 to May 9, 2007, the Special Committee received 5 proposals at the end of Phase 2 of the solicitation process;

•	Of these parties, 2 parties were selected for the final round and given extensive access to the Company’s management and Company documents for further due diligence;

•	On June 1, 2007, the Special Committee received 2 final proposals, which were subsequently revised following negotiations; and

•

The proposal from Lone Star was ultimately accepted by the Special Committee and the Board, as it was deemed superior both on the merits of the consideration offered and the terms of the Merger Agreement.

Summary of Bear Stearns’ Reviews and Analyses

The following is a brief summary of the principal financial and valuation analyses performed by Bear Stearns and presented to the Special Committee and the Board in connection with rendering its fairness opinion. The following summary, however, does not purport to be a complete description of the financial and valuation analyses performed by Bear Stearns, and the order of analyses described does not represent the relative importance or weight given to the analyses performed by Bear Stearns.

Some of the financial and valuation analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial and valuation analyses, the summary data and tables must be read together with the full text of the analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Bear Stearns’ financial analyses.

Stock Price Trading Volatility

Bear Stearns noted that the price of the Common Stock had in the last one year shown significant volatility especially since the non-prime mortgage sector turmoil intensified in February 2007, such that:

•	Prior to August 2006, the Common Stock generally traded in a range of $45 to $55 per share, reaching an all-time high of $60.13 on May 11, 2006.

•

With the announcement of its second quarter 2006 earnings results, the Common Stock experienced a steep decline from an opening price of $44.29 per share on August 8, 2006 to a closing price of $34.99 per share on August 9, 2006, equating to approximately a 21% decline in value.

•	From mid-August 2006 to mid-October 2006, the Common Stock generally traded in a range of $30 to $35 per share.

•

With the announcement of 2006 earnings challenges, the Common Stock declined from a closing price of $34.20 per share on August 18, 2006 to an opening price of $28.62 per share on August 19, 2006, equating to approximately a 16% decline in value.

•	From October 19, 2006 to about mid-February 2007, the Common Stock generally traded in a range of $25 to $30 per share.

•

During the second half of February 2007, with negative publicity surrounding the non-prime mortgage sector, the Common Stock rapidly declined from an opening price of $27.12 per share on February 9, 2007 to a closing price of $22.48 per share on February 28, 2007, equating to approximately a 17% decline in value.

•

During the first two weeks of March 2007, with adverse news emanating from other non-prime mortgage originators, the Company announced on March 2, 2007 the delay in filing the 2006 Form 10-K. The Common Stock fell precipitously from an opening price of $21.75 per share on March 1, 2007 to an all-time low closing price of $3.97 per share on March 13, 2007, equating to approximately an 82% decline in value.

•

The Company announced on March 13, 2007 that it was exploring strategic options, including raising additional capital. Subsequently, on March 20, 2007, the Company secured a $230 million loan from Farallon to enhance its liquidity position and to fund on-going loan production. The Common Stock recovered and began trading substantially in a range of $9 to $12 per share in the last two weeks of March and during the month of April 2007.

•	During May 2007, the Common Stock stabilized and traded in a range of $11 to $15 per share.

Transaction Valuation Overview

Based on the transaction price of $15.10 per share in cash, Bear Stearns reviewed the transaction price-to-book-value multiple with respect to the Merger. Bear Stearns also calculated the transaction price premia in relation to a range of Common Stock prices that were based on (i) the per share closing price as of June 1, 2007 and (ii) the per share 10-day and 20-day volume-weighted average prices as of June 1, 2007.

Transaction Premia and Implied Multiples

Transaction Price per Share		$15.10

	Company Stock Price
Premium/(Discount) to:
Closing Stock Price on 6/1/07	$13.76	9.7%
10-Day Volume-Weighted Average as of 6/1/07	14.18	6.5
20-Day Volume-Weighted Average as of 6/1/07	13.32	13.4

	Company Book Value Per Share[1]
Transaction Price/Book Value Per Share
Estimated as of 4/30/07	$10.57	1.43	x
Estimated as of 5/31/07	9.97	1.51
Estimated as of 6/30/07	9.36	1.61
Estimated as of 7/31/07	9.05	1.67

1	The Company estimated book value as adjusted by Bear Stearns for the impact of assumed exercise of Farallon warrants and currently outstanding vested and unvested restricted stock units and in-the-money stock options.

Bear Stearns’ Valuation Analyses

Illustrative Going-Concern Valuation. In light of the recent turmoil in the non-prime mortgage sector, as well as the Company’s financial condition, liquidity profile and recent performance, Bear Stearns developed an illustrative framework to analyze the Company’s potential value to existing stockholders based on a normalized going-concern valuation methodology, as Bear Stearns believed it was reasonable to assume that the non-prime mortgage sector may return to normalcy by 2009.

Bear Stearns’ normalized going-concern valuation methodology involved:

•

Calculating the Company’s book value per share as projected at December 31, 2009 based on projection scenarios provided by the Company’s management under three hypothetical financing strategies, namely (i) the Sale Strategy, (ii) the Securitization Strategy and (iii) the Sale/Securitization Strategy.

•

Applying a normalized price-to-book-value trading multiple range to the Company’s projected 2009 book value per share under each of the three projection scenarios in order to calculate an illustrative implied future market price per share. Bear Stearns evaluated that historically, normalized price-to-book-value trading multiples for the Common Stock had been in the range of 1.5x – 2.0x prior to the non-prime mortgage sector meltdown.

•

This illustrative implied future market price per share was then discounted back to the present at the Company’s estimated normalized cost of equity. Based upon a review of historical observed betas and predicted betas for the Company and its peer group, Bear Stearns believed a reasonable normalized cost of equity for the Company to be in the range of 14% to 18%.

•

In Bear Stearns’ view, while the value in additional mortgage residuals and mortgage servicing rights (“MSR”) assets created in a securitization strategy (e.g., on-balance sheet securitizations which create financial assets) may be realized over time, public market recognition of this value may at times not be fully reflected in the trading price of the Common Stock:

•

To factor in this potential additional value, a 1.0x multiple of projected unrealized residual and MSR cashflow value not already reflected in GAAP equity book value as of December 31, 2009 could conceivably be added to the equity book value based valuation methodology summarized above.

•	This potential additional residual and MSR asset value was also discounted back to the present at the normalized cost of equity range of 14% to 18%.

•

To address the uncertainty of whether or not some or all of this potential additional residual and MSR asset value created in a securitization strategy is accorded public market recognition, which may already be reflected in the price-to-book-value trading multiple, Bear Stearns felt that it was appropriate to add this potential additional residual and MSR asset value to the projected equity book value while:

–	Applying a price-to-book-value multiple of 1.0x to the projected equity book value, to calculate the lower end of the potential valuation range.

–	Applying a price-to-book-value multiple of 1.5x to 2.0x to the projected equity book value, to calculate the upper end of the potential valuation range.

Based on Bear Stearns’ valuation analyses, the potential value per share to the Company’s current stockholders may be summarized in tabular form as follows:

Going Concern Value @ 1.5x – 2.0x Equity Book Value

	Illustrative Value per Share Range
	Low	High
Going Concern Scenarios @ 1.5x – 2.0x 2009 Price/Book Value Multiple
Sale Strategy	$8.47	$12.34
Securitization Strategy	7.27	10.59
Sale/Securitization Strategy	8.42	12.27

Going Concern Value: Sum-of-the-Parts Approach

	Illustrative Value per Share Range
	Low End of Valuation Range			High End of Valuation Range
	Value Based on BVPS	Residual and MSR Value	Total Value per Share	Value Based on BVPS	Residual and MSR Value	Total Value per Share
@ 1.0x 2009 Price/Book Value Multiple
Sale Strategy	$5.64	$0.00	$5.64	$6.17	$0.00	$6.17
Securitization Strategy	4.84	7.82	12.66	5.29	9.09	14.39
Sale/Securitization Strategy	5.61	3.90	9.51	6.14	4.53	10.67

	Illustrative Value per Share Range
	Low End of Valuation Range			High End of Valuation Range
	Value Based on BVPS	Residual and MSR Value	Total Value per Share	Value Based on BVPS	Residual and MSR Value	Total Value per Share
@ 1.5x – 2.0x 2009 Price/Book Value Multiple
Sale Strategy	$8.47	$0.00	$8.47	$12.34	$0.00	$12.34
Securitization Strategy	7.27	7.82	15.09	10.59	9.09	19.68
Sale/Securitization Strategy	8.42	3.90	12.32	12.27	4.53	16.80

Bear Stearns highlighted certain caveats which should be considered in conjunction with the illustrative going-concern valuation summarized above:

•	The Securitization Strategy, which creates the most theoretical stockholder value, envisages the Company’s liquidity levels dropping below $150 million in the third quarter of 2007 and below the $75 million level in the fourth quarter of 2007 and substantially staying at these levels thereafter for the projected period, which would be in violation of liquidity covenants related to the Farallon loan.

•	The Sale/Securitization Strategy projects liquidity briefly declining below the $150 million Farallon loan covenant notification level, thereby providing little margin for error in execution.

As a general matter, Bear Stearns noted that the $15.10 cash price to be received by the Company’s stockholders pursuant to the Offer and the Merger compared favorably to the illustrative going-concern valuation ranges calculated by Bear Stearns.

Hypothetical Liquidation Analysis. Bear Stearns also performed a hypothetical liquidation analysis for the Company based on the Company’s then current balance sheet as of April 30, 2007 and various assumed realization values and illustrative shut-down costs based on input from the Company’s senior management:

Hypothetical Liquidation Value

	Illustrative Value per Share Range
	Low	High
Value to Current Stockholders in a Hypothetical Liquidation of Accredited	$8.00	$9.00

In assessing this hypothetical liquidation analysis, Bear Stearns noted that:

•	This hypothetical liquidation analysis was preliminary and did not capture potential liabilities that may be triggered in an actual liquidation.

•

Furthermore, the hypothetical liquidation analysis was based on the most recent available April 30, 2007 balance sheet and was not reflective of the Company’s negative earnings and cash flows since that date.

Selected Precedent Merger and Acquisition Transactions Analysis. Bear Stearns reviewed and analyzed selected precedent merger and acquisition transactions since January 1997 involving companies that operate mortgage origination and servicing platforms. Bear Stearns noted that there were numerous transactions for which relevant transaction multiple data was not publicly available. Bear Stearns also noted that a majority of the transactions were announced in market conditions that were materially different from the currently prevailing non-prime mortgage environment, in what is patently a very cyclical industry, and therefore deemed these precedent transactions to be less relevant. Bear Stearns highlighted two recent transactions that were most relevant in the context of the Lone Star/Accredited transaction mainly due to the nature of the businesses acquired and the recent timing of the announcements. Bear Stearns further pointed out that the Lone Star/Accredited transaction multiples compare favorably with these highlighted transactions:

Selected Precedent M&A Transactions and Implied Transaction Multiples

			Transaction Price/
Acquiror/Target	Announce Date	Deal Value ($M)	Book Value	Tangible Book Value
Cerberus Capital/Option One	04/20/07	$970	0.79x	0.79x
C-BASS/Fieldstone Investment	02/15/07	$188	0.49x	0.49x

Comparable Public Company Trading Multiples. Bear Stearns examined various valuation metrics, including price-to-book-value multiples, price-to-tangible-book-value multiples, dividend yield (for REITs only) and price-to-earnings multiples for the projected calendar years 2007 and 2008 for selected public companies that operate mortgage origination and servicing platforms but concluded that due to the current distressed and dynamically changing state of the non-prime mortgage industry, valuation comparisons to any one or all of these peers could at best be considered indicative and may or may not be relevant. Given the foregoing, Bear Stearns did not rely on this methodology in valuing the Company.

Other Considerations

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial and valuation analyses and the application of those methods to the particular circumstances involved. Such an opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would in the view of Bear Stearns create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the Bear Stearns opinion. In arriving at its opinion, Bear Stearns:

•	Based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors.

•	Did not form a view as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion.

•

Considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor, except that Bear Stearns did not rely on its analysis of selected comparable public companies for the reasons set forth above.

•

Considered the results of all analyses undertaken by it and assessed as a whole the totality of the factors considered and analyses performed by Bear Stearns in connection with its opinion collectively to support its determination as to the fairness, from a financial point of view, of the consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger, excluding Lone Star and its affiliates (to the extent they hold shares of the Common Stock), except its analysis of selected comparable public companies as noted above.

Bear Stearns also noted that:

•

The analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses.

•

None of the public companies used in the comparable company analyses described above are identical to the Company, and none of the precedent mergers and acquisitions transactions used in the precedent mergers and acquisitions transactions analysis described above are identical to the Merger.

•

Accordingly, an analysis of publicly traded comparable companies and precedent mergers and acquisitions transactions is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and precedent mergers and acquisitions transactions and other factors that could affect the value of the Company, and the public trading values of the companies and precedent mergers and acquisitions transactions to which they are compared.

•	The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The Bear Stearns opinion was just one of the many factors taken into consideration by the Special Committee and the Board. Consequently, Bear Stearns’ analysis should not be viewed as determinative of the decision of the Special Committee or the Board with respect to the fairness, from a financial point of view, of the consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger, excluding Lone Star and its affiliates (to the extent they hold shares of the Common Stock).

Bear Stearns has acted as a financial advisor to the Special Committee in connection with the Offer and the Merger and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Offer and the Merger. Pursuant to the terms of the Bear Stearns Engagement Letter, the Company has paid or agreed to pay Bear Stearns:

•	A cash fee retainer of $500,000 upon the execution of the Bear Stearns Engagement Letter, which shall be credited against any compensation payable for a control or sale transaction;

•	A cash fee of $1,000,000 upon the execution of the Farallon loan transaction agreement, which shall be credited against any compensation payable for a control or sale transaction;

•	A cash fee of $1,000,000 upon the rendering by Bear Stearns of a fairness opinion at the request of the Special Committee; and

•

A cash fee equal to 1% of the Aggregate Consideration (as defined in the Bear Stearns Engagement Letter), provided that such fee is not less than $4,000,000, and which fee is expected to be approximately $4 million (against which the retainer and Farallon loan fees referred to above will be credited). The transaction fee will be payable in cash upon the acquisition of 50% or more of the voting power of the Company’s outstanding voting securities.

In addition, the Company has agreed to reimburse Bear Stearns for certain reasonable out-of-pocket expenses in performing its services in connection with its engagement, such expenses not to exceed $250,000 without the consent of the Special Committee, and to indemnify Bear Stearns against certain liabilities arising out of Bear Stearns’ engagement.

Bear Stearns has previously been engaged by the Company, Lone Star and/or their respective affiliates to provide investment banking and other services on matters unrelated to this transaction, for which Bear Stearns had received (or expects to receive) customary fees. The Company, Lone Star and its affiliates also are brokerage clients and trading counterparties of Bear Stearns. Bear Stearns may seek to provide the Company, Lone Star and/or their respective affiliates with additional investment banking, broker-dealer and other services unrelated to the transaction in the future. Bear Stearns and/or certain of its personnel and affiliates may have passive minority investments in certain investment funds managed directly or indirectly by Lone Star and/or its affiliates, and in portfolio companies of such funds.

(b)	Houlihan Lokey

On June 3, 2007, Houlihan Lokey rendered its oral opinion to the Special Committee and the Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated June 3, 2007), to the effect that, as of June 3, 2007, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the consideration to be received by the holders of Common Stock, other than Lone Star and its affiliates (to the extent they hold shares of Common Stock), in the Merger was fair, from a financial point of view, to such holders.

Houlihan Lokey’s opinion was directed to the Special Committee and the Board and only addressed the fairness from a financial point of view of the consideration to be received by the holders of Common Stock, other than Lone Star and its affiliates (to the extent they hold shares of Common Stock), in the Merger and does not address any other aspect or implication of the Merger. The summary of Houlihan Lokey’s opinion in this Schedule is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex III to this Schedule and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. We encourage the stockholders to carefully read the full text of Houlihan Lokey’s written opinion. However, neither Houlihan Lokey’s written opinion nor the summary of its opinion and the related analyses set forth in this Schedule are intended to be, and do not constitute advice or a recommendation to any stockholder as to how such stockholder should act or vote or tender their shares with respect to the Merger.

In arriving at its opinion, among other things, Houlihan Lokey:

1.	reviewed the Company’s annual reports to stockholders on Form 10-K for the fiscal years ended December 31, 2003, December 31, 2004, and December 31, 2005, a draft version of Form 10-K for the fiscal year ended December 31, 2006, quarterly reports on Form 10-Q for the quarters ended September 30, 2006, June 30, 2006, and March 31, 2006, and Company-prepared interim financial statements for the period ended April 30, 2007, which the Company’s management had identified as being the most current financial statements available;

2.	spoken with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Merger, and spoken with representatives of the Special Committee’s and/or the Company’s investment bankers and counsel regarding the Company, the Merger, and related matters, including such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Merger or another similar extraordinary corporate transaction;

3.	reviewed the following agreements and documents:

a.	the draft of the Merger Agreement by and among the Company, Parent (of which Lone Star is the indirect owner of a majority of its membership interests), and the Offeror (a wholly-owned subsidiary of Parent) dated June 1, 2007; and

b.	the terms of the Guarantee as summarized to Houlihan Lokey on June 1, 2007;

4.	reviewed financial forecasts and projections prepared by the management of the Company with respect to the Company for the fiscal years ended December, 31, 2007 through 2009 and given to Houlihan Lokey on June 2, 2007 (the “Projections”);

5.	reviewed and/or performed various valuation and financial analyses based on the Projections and liquidity scenarios for the Company that were provided by management, including liquidity analyses, illustrative discounted future book value analyses and a hypothetical liquidation analysis (based on guidance provided by certain members of the Company’s senior management);

6.	reviewed the historical market prices and trading volume for the Company’s publicly traded securities for the past four years;

7.	reviewed certain publicly available financial data for certain companies that Houlihan Lokey deemed relevant and publicly available transaction prices and premiums paid in other transactions that Houlihan Lokey deemed relevant; and

8.	conducted such other financial studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

In evaluating the Company’s projected financial results, financial condition, current and prospective access to capital, current and prospective liquidity and future prospects, Houlihan Lokey understood, based on its discussions with the Special Committee and the Company’s senior management, that as of the date of its written opinion:

•

Recent turmoil in the non-prime mortgage sector had put substantial pressure on the Company’s ability to sustain and fund its operations. Liquidity had become a significant concern for the Company, and the Company’s future prospects were highly uncertain:

•

Non-prime whole-loan pricing had deteriorated to levels which did not allow the Company to sell whole-loans on a profitable basis. As a result, the Company had to pursue a more capital intensive strategy of either holding or securitizing loans.

•	The Company’s access to capital in the form of warehouse funding and securitization financing had become extremely limited and, to the extent available, expensive relative to historical levels.

•

As a result of the incurrence of significant operating losses during the past six months, the Company had experienced a substantial deterioration of its capital base and a significant decline in its book value per share.

•

As a result of the non-prime mortgage sector disruption and the Company’s recent operating results and unclear prospects, the Company had seen the price of the Common Stock drop significantly since February 2007 (reaching an all-time low price of $3.77 on March 13, 2007), and the price of the Common Stock had demonstrated substantial volatility during the past few months.

•	As a result of recent and on-going conditions in the non-prime mortgage sector, the Company’s stand-alone liquidity profile remained challenging:

–

Under the terms of an existing $230 million term loan, the Company was required to maintain minimum liquidity of at least $75 million at all times and issue a notification to the lender if liquidity falls, or is likely to fall, below $150 million.

–

As of April 30, 2007, the Company had unrestricted cash of approximately $295 million. Under one scenario of financial projections provided to Houlihan Lokey by the Company’s management, unrestricted cash levels were projected to approach the $75 million level from December 2007 through May 2008 before improving thereafter.

•

The Company had not yet filed its Annual Report on Form 10-K for the year ended December 31, 2006 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 due to the resignation of the Company’s independent public accounting firm in March 2007:

•

The Company’s current lack of public company audited financial statements may further limit its ability to retain warehouse providers, to securitize mortgage loans in the future and/or to raise other forms of capital (e.g., Common Stock and/or equity-linked securities) to finance its ongoing operating requirements.

•

On March 19, 2007, the Company announced that it had received notice from the Nasdaq that the Common Stock was subject to delisting from the Nasdaq. The Nasdaq issued the notice, as required by its Marketplace Rules, in connection with the Company’s failure to timely file its Annual Report on Form 10-K for the year ended December 31, 2006. The Company had since requested a hearing before the Nasdaq Listing Qualifications Panel (the “Nasdaq Panel”) to appeal the Nasdaq staff’s determination to delist the Common Stock. At the hearing, which was held on May 3, 2007, the Company presented its plan to regain compliance with the Nasdaq’s filing requirements. The Nasdaq Panel had not rendered a determination in this matter as of June 3, 2007. On May 15, 2007, the Company announced that it had received an additional deficiency notice from the Nasdaq due to the Company’s failure to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

•

The delayed filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 may have also violated certain state and provincial regulatory licensing requirements. The Company had contacted most state regulatory authorities regarding the delay in filing its Annual Report on Form 10-K for the year ended December 31, 2006. The Company had been told orally by the various regulatory authorities in affected states that they will allow the Company additional time to complete its year-end audit.

•

As a result of the foregoing industry dynamics and Company-specific factors, the Special Committee and the Company’s senior management believed that the Company currently (and for the foreseeable future) had limited access to equity capital on reasonable economic terms:

•	The Special Committee engaged another investment banking firm to, among other things, assess the feasibility of raising common stock or equity-linked capital on behalf of the Company.

•

Both the Special Committee and the Company’s senior management concluded that the economic terms and other conditions of such investment banking firm’s equity financing proposal were highly unattractive and were inferior relative to a potential sale of the Company or a potential investment into the Company by a strategic acquiror/investor or a private equity firm.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the Projections and liquidity scenarios reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the then best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and Houlihan Lokey expressed no opinion with respect to such Projections and liquidity scenarios or the assumptions on which they were based. Houlihan Lokey noted that such financial projections are subject to significant uncertainty, particularly in light of recent and on-going conditions in the non-prime mortgage sector and the Company’s recent financial performance, current financial condition, current and prospective access to capital, current and prospective liquidity and unclear future prospects. Houlihan Lokey did not express any view or opinion regarding the achievability of any such financial projections or liquidity scenarios and the resulting impact on the Company’s financial performance, financial condition, liquidity and resulting stockholder value. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to Houlihan Lokey, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey did not consider any aspect or implication of any transaction to which the Company is a party (other than as specifically described in its opinion with respect to the Merger).

Houlihan Lokey did not express any opinion as to the outstanding litigation or investigations relating to the Company, as to which Houlihan Lokey understood that the Company conducted such diligence and other investigations, and obtained such advice from qualified professionals, as we deemed necessary. With respect to such litigation or investigations relating to the Company, the Company instructed Houlihan Lokey to assume, and Houlihan Lokey had assumed, without independent verification, and based solely upon the assessment and judgment of the management and counsel of the Company, (i) that the aggregate amount of losses, if any, that could be assessed against or agreed to by the Company in connection with such litigation or investigations would not exceed the amount estimated by the management of the Company, and (ii) that no such litigation or investigations relating to the Company would otherwise have an adverse impact on the current or future results of operations of the Company.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 3 in its opinion and all other related documents and instruments that were referred to therein were true and correct, (b) each party to all such agreements would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger would be satisfied without waiver thereof, and (d) the Merger would be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to Houlihan Lokey, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise) or any other financial term of the Merger. Houlihan Lokey also relied upon and assumed, without independent verification, that (i) the Merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Merger. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of the draft documents identified in its opinion would not differ in any material respect from such draft documents.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan

Lokey provided with any such appraisal or evaluation. Houlihan Lokey expressed no opinion regarding the liquidation value of any entity. Houlihan Lokey had undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company was or may be a party or was or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company was or may be a party or was or may be subject and, at the Company’s direction and with the Company’s consent, Houlihan Lokey’s opinion made no assumption concerning, and therefore did not consider, the potential effects of any such litigation, claims or investigations or possible assertion of claims, outcomes or damages arising out of any such matters.

Houlihan Lokey was not requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of the Company, or any alternatives to the Merger, (b) negotiate the terms of the Merger, or (c) advise the Special Committee, the Board or any other party with respect to business combination alternatives to the Merger. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Houlihan Lokey had not undertaken, and was under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of its opinion. Subsequent events that could materially affect the conclusions set forth in Houlihan Lokey’s opinion include, without limitation, adverse changes in industry performance or market conditions; changes to the business, financial condition and results of operations of the Company; changes in the terms of the Merger; and the failure to consummate the Merger within a reasonable period of time.

Houlihan Lokey’s opinion was furnished for the use and benefit of the Special Committee and the Board in connection with their consideration of the Merger and was not intended to, and did not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, for any other purpose, without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and did not constitute, a recommendation to any stockholder or any other person as to how such person should act or vote or tender their shares with respect to the Merger.

Houlihan Lokey was not requested to opine as to, and Houlihan Lokey’s opinion did not address: (i) the underlying business decision of the Special Committee, the Board, the Company, its stockholders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Merger or otherwise, except as expressly addressed in Houlihan Lokey’s opinion, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in Houlihan Lokey’s opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Merger to either the Company, its stockholders, or any other party, (vi) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s or any other party’s stockholders vis-à-vis any other class or group of the Company’s or such other party’s stockholders (including without limitation the allocation of any consideration amongst or within such classes or groups of stockholders), (vii) whether or not the Company, its stockholders or any other party was receiving or paying reasonably equivalent value in the Merger, or (viii) the solvency, creditworthiness or fair value of the Company or any other participant in the Merger under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. Furthermore, no opinion, counsel or interpretation was intended by Houlihan Lokey in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the Company’s consent, on the assessment by the Special Committee, the Board, the Company and their respective advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Merger.

In preparing its opinion to the Special Committee and the Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s valuation analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of an opinion regarding fairness is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither an opinion regarding fairness nor its underlying analyses is readily susceptible to partial analysis or summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the written opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Merger. Houlihan Lokey made judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of the Company or the industry or in the markets generally. Houlihan Lokey believes that mathematical analyses (such as determining average and median) are not by themselves meaningful methods of using selected company data and must be considered together with qualities, judgments and informed assumptions to arrive at sound conclusions. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Houlihan Lokey’s analyses are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the Company’s control and the control of Houlihan Lokey. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the Special Committee and the Board in connection with their consideration of the proposed Merger and was only one of many factors considered by the Special Committee and the Board in evaluating the proposed Merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Merger Consideration or of the views of the Special Committee, the Board or management with respect to the Merger.

The following is a summary of the material analyses prepared in connection with Houlihan Lokey’s opinion rendered on June 3, 2007. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was given greater weight than any other analysis. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying and the assumptions, qualifications and limitations affecting each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

Unless the context indicates otherwise, equity values used in the selected companies analysis described below were calculated using the closing price of the Common Stock and the common stock of the selected companies listed below as of June 1, 2007, and the equity values for the target companies used in the selected transactions analysis described below were calculated as of the closing date of the relevant transaction based on the purchase prices paid in the selected transactions. Accordingly, this information does not necessarily reflect current or future market conditions.

Selected Companies Analysis. Houlihan Lokey calculated equity value as a multiple of book value and considered certain financial data for the Company and the selected companies. Given the anticipated decline in the Company’s book value in the near term, Houlihan Lokey applied selected multiples to (i) the Company’s actual book value as of April 30, 2007, and (ii) the Company’s projected book value as of June 30 and September 30, 2007.

The selected companies were:

•	Fremont General Corporation;

•	Delta Financial Corporation;

•	Fieldstone Investment Corporation;

•	IndyMac Bancorp, Inc.; and

•	NovaStar Financial, Inc.

The selected companies analysis indicated the following:

Multiple Description	Low	High	Mean	Median
Equity Value as a multiple of:
Net Book Value	0.5x	2.0x	1.0x	0.7x

Houlihan Lokey applied multiple ranges based on the selected companies analysis to corresponding financial data for the Company, including estimates provided by the Company’s management. The selected companies analysis indicated an implied reference range value per share of the Common Stock of $8.37 to $15.37, as compared to the proposed Merger Consideration of $15.10 per share of the Common Stock.

Selected Transactions Analysis. Houlihan Lokey calculated multiples of equity value to book value, based on the purchase prices paid in selected transactions involving a residential mortgage originator. Given the anticipated decline in the Company’s book value in the near term, Houlihan Lokey applied selected multiples to (i) the Company’s actual book value as of April 30, 2007, and (ii) the Company’s projected book value as of June 30 and September 30, 2007.

The selected transactions were:

Acquiror	Target

Investor Group	Fieldstone Investment Corporation

Bimini Mortgage Management, Inc.	Opteum Financial Services, LLC

Wachovia Corporation	AmNet Mortgage, Inc.

WDM Fund L.P.	United Financial Mortgage Corp.

Popular, Inc.	E-LOAN, Inc.

Friedman, Billings, Ramsey Group, Inc.	First NLC Financial Services, Inc.

Citigroup, Inc.	Principal Residential Mortgage, Inc.

Royal Bank of Canada	Sterling Capital Mortgage Company

American Home Mortgage Investment Corp.	Columbia National Inc.

NetBank, Inc.	Resource Bancshares Mortgage Group, Inc.

NetBank, Inc.	Market Street Mortgage

Washington Mutual, Inc.	Fleet Mortgage Corp.

The selected transactions analysis indicated the following:

Multiple Description	Low	High	Mean	Median
Equity Value as a multiple of:
Net Book Value	0.44x	3.75x	1.65x	1.12x

Houlihan Lokey applied multiple ranges based on the selected transactions analysis to corresponding financial data for the Company. The selected transactions analysis indicated an implied reference range value per share of the Common Stock of $8.37 to $13.02, as compared to the proposed Merger Consideration of $15.10 per share of the Common Stock.

Residual Valuation Analysis. This methodology utilizes projected financial data provided by the Company’s management, and employs a two step approach that estimates value using both (i) management’s projected book value and (ii) the estimated value of future projected residual cash flows not accounted for in book value. In the first step of this analysis, Houlihan Lokey calculated the net present value of the Company’s after-tax residual cash flows not accounted for in book value based on estimates provided by the Company’s management and by using discount rates ranging from 15% to 20% based on the Company’s estimated cost of equity. In the second step of this analysis, Houlihan Lokey calculated the net present value of the Company’s book equity by using discount rates ranging from 15% to 20% based on the Company’s estimated cost of equity and book value multiples ranging from 1.0x to 1.5x based on the selected companies analyses. The residual valuation analysis indicated an implied reference range value per share of the Common Stock of $8.80 to $12.94, as compared to the proposed Merger Consideration of $15.10 per share of the Common Stock.

Other Matters

Houlihan Lokey was engaged by the Company pursuant to a letter agreement dated June 3, 2007 to provide an opinion to the Special Committee and the Board regarding the fairness from a financial point of view to the holders of the Common Stock, other than Lone Star and its affiliates (to the extent they hold shares of Common Stock), of the consideration to be received by such holders in the Merger. The Company engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, recapitalizations, and for other purposes. Pursuant to the engagement letter, the Company will pay Houlihan Lokey a customary fee for its services of which became payable upon the delivery of Houlihan Lokey’s opinion, regardless of the conclusion reached therein. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the Merger. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Offeror, or any other party that may be involved in the Merger and their respective affiliates or any currency or commodity that may be involved in the Merger. The Company agreed to indemnify Houlihan Lokey for certain liabilities arising out of the engagement with Houlihan Lokey.

Houlihan Lokey and its affiliates in the past provided, were currently providing and in the future may provide, investment banking, financial advisory and other financial services to the Special Committee, the Board, the Company and the Offeror, for which Houlihan Lokey and such affiliates received, and expect to receive, compensation, including, among other things, HLHZ, an affiliate of Houlihan Lokey, having been retained by the Audit Committee on March 1, 2007 for calendar month March 2007 and, thereafter, by the Special Committee on April 1, 2007, to perform a strategic alternative analysis, which included a review of the Company’s corporate strategic posture and the identification of various possible strategic alternatives available to the Company, and to assist the Special Committee in its consideration of potential transactions that were proposed in connection with the process instituted by Bear Stearns at the direction of the Special Committee, for which Houlihan Lokey was paid customary compensation, some of which is still payable, but is not contingent on the consummation of the Merger. In addition, Houlihan Lokey will receive a fee for rendering its opinion, regardless of its conclusion, which was also not contingent upon the successful completion of the Merger.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 19, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Press Release issued by Company on February 14, 2007 announcing its 2006 earnings (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on February 14, 2007).

(a)(1)(H)	Press Release issued by Company on March 13, 2007 announcing that it was exploring possible strategic alternatives (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on March 14, 2007).

(a)(1)(I)	Press Release issued by Company on March 16, 2007 announcing the sale of substantially all of its loan portfolio (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on March 20, 2007).

(a)(1)(J)	Press Release issued by Company on March 19, 2007 announcing that it had received notice that its Common Stock was subject to delisting from the Nasdaq (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed on March 20, 2007).

(a)(1)(K)	Press Release issued by Company on March 20, 2007 announcing that signing of the Farallon loan commitment letter (incorporated by reference to Exhibit 99.3 to the Company’s Form 8-K filed on March 20, 2007).

(a)(1)(L)	Press Release issued by Company on April 2, 2007 announcing the funding of the Farallon loan (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on April 5, 2007).

(a)(1)(M)	Press Release issued by Company on April 10, 2007 announcing that it had retained Squar, Milner, Peterson, Miranda & Williamson, LLP as its independent auditors (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on April 12, 2007).

(a)(1)(N)	Press Release issued by Company on June 4, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on June 4, 2007).

(a)(1)(O)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(1)(P)	Summary Publication as published in the Wall Street Journal on June 19, 2007 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(2)(A)	Letter to Stockholders from the Chief Executive Officer of Accredited Home Lenders Holding Co., dated June 19, 2007.*

(a)(3-4)	N/A

Exhibit No.	Description

(a)(5)(A)	Opinion of Bear Stearns to the Special Committee of the Board of Directors and the Board of Directors of Accredited Home Lenders Holding Co., dated June 4, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).

(a)(5)(B)	Opinion of Houlihan Lokey to the Special Committee of the Board of Directors and the Board of Directors of Accredited Home Lenders Holding Co., dated June 3, 2007 (incorporated by reference to Annex III attached to this Schedule 14D-9).

(a)(5)(C)	Complaint filed by Jean Wan in the Superior Court of California, County of San Diego on June 5, 2007.*

(a)(5)(D)	Complaint filed by Gersh Korsinski in the Superior Court of California, County of San Diego on June 4, 2007.*

(e)(1)(A)	Agreement and Plan of Merger, dated as of June 4, 2007, among Accredited Home Lenders Holding Co., a Delaware corporation, LSF5 Accredited Investments, LLC, a Delaware limited liability company (“Parent”), and LSF5 Accredited Merger Co., Inc., a Delaware corporation and wholly-owned subsidiary of Parent (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on June 4, 2007).

(e)(1)(B)	First Amendment to Agreement and Plan of Merger, dated as of June 15, 2007, among Accredited Home Lenders Holding Co., a Delaware corporation, LSF5 Accredited Investments, LLC, a Delaware limited liability company (“Parent”), and LSF5 Accredited Merger Co., Inc., a Delaware corporation and wholly-owned subsidiary of Parent (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on June 18, 2007).

(e)(2)	Non-Disclosure and Confidentiality Agreement, dated as of March 24, 2007, by and between Accredited Home Lenders Holding Co., a Delaware corporation, and Lone Star U.S. Acquisitions, LLC.*

(e)(3)	Guaranty Letter, dated June 4, 2007, sent by Lone Star Fund V (U.S.), L.P. to the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(g)	None.

*	Filed herewith

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCREDITED HOME LENDERS HOLDING CO.

By:	/S/ JAMES A. KONRATH
Name: James A. Konrath
Title: Chief Executive Officer

Date: June 19, 2007

ANNEX I

ACCREDITED HOME LENDERS HOLDING CO.

15253 AVENUE OF SCIENCE

SAN DIEGO, CA 92128

(858) 676-2100

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about June 19, 2007 to holders of record of common stock, par value $0.001 per share”) (the “Common Stock”), of Accredited Home Lenders Holding Co. (“Accredited” or the “Company) as a part of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer by LSF5 Accredited Merger Co. Inc., a Delaware corporation (“Offeror”), a wholly owned subsidiary of LSF5 Accredited Investments, LLC, a Delaware limited liability company (“Parent”), for all of the issued and outstanding shares of Common Stock. Unless otherwise indicated or the context otherwise requires, in this Information Statement, we use the terms “us,” “we” and “our” to refer to the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on the Board of Directors of the Company (the “Company Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of June 4, 2007 (as amended by First Amendment dated June 15, 2007, and as subsequently amended or supplemented from time to time, the “Merger Agreement”), among Parent, Offeror and the Company. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9 or the Merger Agreement, as applicable.

Pursuant to the Merger Agreement, Offeror commenced a cash tender offer on June 19, 2007, to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $15.10 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 19, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the offer reflected by such Offer to Purchase and Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on July 17, 2007, at which time if all conditions to the Offer have been satisfied or waived, Offeror will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to Accredited stockholders and are filed as exhibits to the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on June 19, 2007.

The Merger Agreement provides that upon the payment by Parent or Offeror for all shares of Common Stock tendered pursuant to the Offer which represent at least a majority of the shares of Common Stock outstanding, and from time to time thereafter as shares of Common Stock are acquired by Parent or Offeror, Parent will be entitled to designate a number of the Company’s directors, rounded up to the next whole number, equal to the percentage of shares of Common Stock beneficially owned relative to the total number of outstanding shares of Common Stock. Under the terms of the Merger Agreement, the Company will take all actions reasonably necessary to effect the election of said directors to the Company Board. The Company Board, upon Parent’s request following such time as Parent or Offeror owns shares of Common Stock representing at least a majority of the shares of Common Stock outstanding pursuant to the Offer, and at all times thereafter, will cause the number of Parent’s designees (rounded up to the next whole number), subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to constitute the same percentage as is on the Company Board of (i) each committee of the Company Board (other than the Special Committee), (ii) each Board of Directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such Board of Directors, in each case, to the extent permitted by applicable law and the Nasdaq Marketplace Rules. As a result, Offeror will have the ability to designate a majority of the Company Board following consummation of the Offer.

Notwithstanding the foregoing, until the merger occurs, the Company Board will include at least two of the Company’s current directors (the “Continuing Directors”) (including at least two members of the Special Committee, as then constituted, for so long as such persons are willing and able to serve as members of the Special Committee). After Parent’s designees are elected or appointed to the Company Board and prior to the completion of the merger, approval by a majority of the Continuing Directors will be required to authorize: (a) any amendment to or termination of the Merger Agreement by the Company; (b) any amendment to the Company Charter or Company Bylaws; (c) any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser; (d) any waiver of compliance with any covenant of Parent or Purchaser or any condition to any obligation of the Company or any waiver of any right of the Company under the Merger Agreement; (e) any Adverse Recommendation Change; and (f) any other consent or action by the Company or the Company Board with respect to the Merger Agreement, the Offer or the Merger or any other transaction contemplated thereby or in connection therewith. In addition, in the event that the Offeror’s designees are appointed or elected to the Company Board, prior to the Effective Time, such Company Board shall have at least such number of directors as may be required by the rules and regulations of Nasdaq or the federal securities laws who are considered independent directors within the meaning of such rules and such laws (the “Independent Directors”). In the event that the number of Independent Directors is reduced below the requisite number for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate such number of directors as may be required by the rules and regulations of Nasdaq and the federal securities laws to fill such vacancies who shall not be stockholders or affiliates of Parent or Offeror, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Offeror’s designees to the Company Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Parent, Offeror and Offeror’s designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFEROR DESIGNEES

Parent has informed the Company that it will choose its designees for the Company Board from the list of persons set forth below. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its designees, the name, age of the individual as of June 19, 2007, present principal occupation and employment history during the past five years. Parent has informed the Company that each such individual (unless otherwise specified) is a U.S. citizen and has consented to act as a director of the Company if so appointed or elected. The business address of Len W. Allen, Jr., Leigh Rea and Catharon J. Miller is 717 North Harwood Street, Suite 2200, Dallas, Texas 75201. The business address for Matthew R. Donnell, Marc L. Lipshy, Gregory I. Strong, Michael D. Thomson and Benjamin D. Velvin III is 717 North Harwood Street, Suite 2100, Dallas, Texas 75201.

Parent has informed the Company that none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Age	Position(s)
Len W. Allen, Jr.	42	Mr. Allen has served as President of Lone Star U.S. Acquisition, LLC since January 2006. He was previously Executive Vice President of Lone Star U.S. Acquisitions, LLC.

Matthew R. Donnell	38	Mr. Donnell has served as Senior Vice President of Hudson Advisors LLC since August 2006. He was previously Managing Director of Barrier Advisors, L.P. from October 2002 to July 2006 and Manager/Corporate Recovery of PricewaterhouseCoopers LLP from February 1998 to September 2002.

Marc L. Lipshy	40	Mr. Lipshy has served as Vice President of Hudson Advisors LLC since January 2004. Previously, he was an associate with the law firm Jenkens & Gilchrist, P.C.

Catharon J. Miller	33	Ms. Miller has served as Vice President of Lone Star U.S. Acquisitions, LLC since April 2006. Prior to that, she was Vice President of William Blair and Company, LLC and Assistant Vice President of Bank One Corporation from October 2002 to April 2003.

Leigh Rea	32	Ms. Rea has served as Vice President of Lone Star U.S. Acquisitions, LLC since July 2004. She was previously Assistant Vice President from June 2003 to July 2004 and an Associate from May 2001 to June 2003.

Gregory I. Strong	51	Mr. Strong has served as Executive Vice President - Underwriting of Hudson Advisors LLC since August 1997.

Michael D. Thomson	46	Mr. Thomson has served as Executive Vice President—General Counsel of Hudson Advisors LLC since September 2004. He was previously Senior Vice President.

Benjamin D. Velvin III	43	Mr. Velvin has served as Senior Vice President of Hudson Advisors LLC since May 2000.

None of Parent’s designees is a director of, or holds any position with the Company. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that to its knowledge, none of its designees has any family relationship with any director, executive officer or key employee of the Company.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001 (“Preferred Stock”). As of June 19, 2007, there were 25,122,152 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of shareholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the shareholders.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the name, age and position of each director and executive officer of the Company as of June 19, 2007:

Executive Officers

Name	Position with our Company	Age
James A. Konrath	Director, Chairman of the Board and Chief Executive Officer	60
Joseph J. Lydon	Director, President and Chief Operating Officer	48
Stuart D. Marvin	Executive Vice President and Secretary	47
Jeffrey W. Crawford	Director of Operations	52
David E. Hertzel	General Counsel	52

Directors

Name	Position with our Company	Age	Director Since
Class I directors whose terms expire in 2007
James A. Konrath	Director, Chairman of the Board and Chief Executive Officer	60	1990
Gary M. Erickson(2)(3)	Director (Lead Director)	55	2003
Bowers W. Espy(3)	Director	56	2004

Class II directors whose terms expire in 2008
James H. Berglund (2)(3)	Director	74	1999
Joseph J. Lydon	Director, President and Chief Operating Officer	48	2004
Stephen E. Wall(1)	Director	65	2006

Class III directors whose terms expire in 2009
Jody A. Gunderson (1)	Director	43	2000
Richard T. Pratt, DBA(1)(2)	Director	70	2003
A. Jay Meyerson	Director	60	2006

(1)	Member of the Audit Committee.

(2)	Member of the Nominating and Corporate Governance Committee.

(3)	Member of the Compensation Committee.

The following are brief biographies of each current director and executive officer of the Company (including present principal occupation or employment, and material occupations, positions, offices or employment) during the past five years. Unless otherwise indicated, to the knowledge of the Company, no current director or executive officer of the Company has been convicted in a criminal proceeding during the last five years and no director or executive officer of the Company was a party to any judicial or administrative proceeding during the last five years (except for any matters that were discussed without sanction or settlement) that resulted in judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

James A. Konrath, 60, co-founded Accredited and has served as its Chairman of the Board and Chief Executive Officer since its formation in 1990. In addition, Mr. Konrath served as Accredited’s President from 1990 to 1998. Prior to founding Accredited, Mr. Konrath was the President and Chief Executive Officer of Security Pacific Financial Services, Inc., where he managed over 1,900 people in more than 300 consumer finance offices, from 1986 to 1989. From 1983 to 1986, Mr. Konrath was the President and Chief Executive Officer of Security Pacific Housing Services, where he founded a new subsidiary focused on manufactured housing loans. Mr. Konrath earned his Bachelor of Arts degree in Accounting with a minor in Economics from the University of Wisconsin—Whitewater in 1969. Mr. Konrath also serves as a Trustee, Chairman of the Board of Trustees and Chief Executive Officer of Accredited Mortgage Loan REIT Trust (the “REIT”), our indirect REIT subsidiary that has outstanding publicly held preferred shares.

Joseph J. Lydon, 48, has served as Accredited’s President and Chief Operating Officer since May 1998, and as a director since July 2004. From February 1997 until May 1998, Mr. Lydon was Accredited’s Director of Sales and Marketing. From 1993 to 1997, Mr. Lydon was the Executive Vice President for the western division of Ford Consumer Finance, a division of The Associates First Capital Corporation. From 1977 to 1993, Mr. Lydon worked at Security Pacific Financial Services, Inc. where he ultimately became a Senior Vice President with full profit and loss responsibilities and oversight of six divisions. Mr. Lydon earned his Bachelor of Science degree in Management from Pepperdine University in 1991 and his Master of Science degree in Executive Leadership from the University of San Diego in 2007. Mr. Lydon also serves as a Trustee and as President of the REIT.

Stuart D. Marvin, 47, has served as Accredited’s Executive Vice President since April 2005. He oversees finance, capital markets and corporate communications. Mr. Marvin has over 23 years of experience in the financial services and non-prime mortgage industry. Prior to joining Accredited, he was President, Corporate Operations and Chief Financial Officer for Aegis Mortgage Corporation and a partner at PricewaterhouseCoopers, LLP focusing on mortgage banking and financial institutions. Mr. Marvin is a Certified Public Accountant and earned a Bachelor of Science degree with honors in accounting from Jacksonville (FL) University in 1982. Mr. Marvin also serves as Executive Vice President of the REIT.

Jeffrey W. Crawford, 52, has served as Director of Operations of Accredited since January 1999. Prior to joining Accredited, Mr. Crawford held various positions with Ford Consumer Finance from 1994 to 1999, the most recent of which was Senior Vice President-Division Manager. From 1983 to 1994, Mr. Crawford worked for Security Pacific Financial Services, Inc., where he became Vice President of Consumer Administration. Mr. Crawford earned a Bachelor of Science degree in Business from Iowa State University in 1977.

David E. Hertzel, 52, has served as General Counsel of Accredited since December 1995. Prior to joining Accredited, Mr. Hertzel was Vice President and Senior Counsel of American Residential Mortgage Corporation from 1991 to 1994. From 1988 to 1991, he was Vice President and Senior Counsel of Imperial Savings Association. Mr. Hertzel earned a Juris Doctor degree from the University of Utah College of Law in 1980 and is a member of the State Bar of California. Mr. Hertzel also serves as General Counsel of the REIT.

James H. Berglund, 74, has served as a director of Accredited since September 1999. Mr. Berglund is a member of the Compensation Committee and a member of the Nominating and Corporate Governance Committee of Accredited’s Board. Mr. Berglund recently retired (December 31, 2006) as a general partner and managing director of Enterprise Partners Venture Capital, positions he has held since 1985. Prior to his positions with Enterprise Partners Venture Capital, Mr. Berglund was President and a director of Continuous Curve Contact Lenses, Inc., a publicly traded company in the contact lens field that was acquired by Revlon in 1980. Mr. Berglund earned his Bachelor of Science degree in Economics from the University of Wisconsin in 1954 and Doctor of Optometry degree from Pacific University in 1960. Mr. Berglund is a board member of several private companies and served as a director of Captiva Software Corporation, a publicly traded company until May of 2005. Mr. Berglund also serves as a Trustee of the REIT.

Gary M. Erickson, 55, has served as a director of Accredited since March 2003 and as Lead Director since January 2004. Mr. Erickson is chairperson of the Nominating and Corporate Governance Committee and a member of the Compensation Committee of Accredited’s Board. Mr. Erickson is currently practicing law at the Law Offices of Gary Erickson, emphasizing business law, estate planning, real estate law and taxation.

Mr. Erickson is also President and Chief Executive Officer of Seacoast Real Estate & Development Co., Inc., a San Diego real estate investment and development firm. In April 2004, Mr. Erickson retired as an active duty Navy Captain in command of a Navy reserve region consisting of 10,000 personnel assigned to 330 reserve units. He has also served as the Deputy Commander and Chief of Staff for the Commander, Naval Surface Forces, U.S. Pacific Fleet. As a commander, he performed Chief Executive Officer equivalent functions for operational forces comprised of 5,500 personnel assigned to twelve Navy ships and managed assets valued in excess of $8 billion. As Chief of Staff, he performed Chief Operating Officer equivalent functions for the 23,000 personnel assigned to all Navy ships and shore support activities in the Pacific Fleet. Mr. Erickson served in the Navy from 1974 to 2004. Mr. Erickson earned a Juris Doctor degree from the Lewis and Clark Law School in 1983 and a Master of Laws degree in Taxation from the University of San Diego School of Law in 1992. Mr. Erickson is a member of the State Bars of California and Oregon and is a licensed real estate broker in California. Mr. Erickson also serves as a Trustee of the REIT.

Bowers W. Espy, 56, has served as a director of Accredited since July 2004. Mr. Espy is chairperson of the Compensation Committee of Accredited’s Board and has 30 years of experience in mortgage and corporate finance. Mr. Espy joined Merrill Lynch as vice president, mortgage finance officer and mortgage securities trader in 1983. In 1985, he established Merrill Lynch’s first residential and commercial whole loan trading department. In 1987, he was named executive vice president and chief operating officer of Merrill Lynch Mortgage Capital Inc., responsible for all mortgage securitization activity, CMO issuance and the operation of Merrill Lynch’s mortgage banking subsidiary. From 1989 to 1993, as managing director of investment banking and head of the financial institutions restructuring group, Mr. Espy had responsibility for the acquisition of residential and commercial loan portfolios and consumer receivables, primarily from the Resolution Trust Corporation. He was named co-head of the depository institutions’ mergers and acquisitions department in 1993 where, among other assignments, he served as senior advisor to Dime Savings Bank of New York in a financial institution rights offering. Prior to joining Merrill Lynch in 1983, Mr. Espy served as deputy director of financial analysis and policy research at Federal Home Loan Bank Board in Washington, DC. In 2000, Mr. Espy joined LinkShare Corporation, a pioneering online affiliate marketing company, as senior vice president and chief financial officer. Mr. Espy earned a Bachelor of Science degree in business administration in 1972 and a Master of Arts degree in economics in 1976 from the University of Florida. Mr. Espy also serves as a Trustee of the REIT.

Jody A. Gunderson, 43, has served as a director of Accredited since January 2000. Ms. Gunderson is chairperson of the Audit Committee of Accredited’s Board. Ms. Gunderson currently serves as a managing director at CarVal investors, responsible for international investments in sub-performing and non-performing consumer and residential loan portfolios, with an emphasis on markets throughout Asia and Australia. Prior to joining CarVal investors in 1994, Ms. Gunderson was a manager in the financial services practice of PricewaterhouseCoopers LLP where she served investment fund, commercial banking and thrift clients. Ms. Gunderson earned her Bachelor of Science degree in Accounting from the University of Minnesota in 1986 and is a certified public accountant in Minnesota (inactive). Ms. Gunderson also serves as a Trustee of the REIT.

A. Jay Meyerson, 60, has served as a director of Accredited since October 2006. In addition, from October 2006 through March 2007, Mr. Meyerson served as Executive Director, Corporate Integration for our principal operating subsidiary, Accredited Home Lenders, Inc. (“AHL”). Prior to joining Accredited, Mr. Meyerson served as Chairman of the Board of Aames Investment Corporation from October 2004 until its acquisition by Accredited in October 2006, and as its Chief Executive Officer from February 2004 through October 2006. Mr. Meyerson also served as a director of Aames Financial Corporation from November 1999 through November 2004, and as its Chief Executive Officer and President from October 1999 through October 2006. From January 1997 to October 1999, Mr. Meyerson was a managing director with KPMG, LLP’s national financial services consulting practice. From 1994 to 1997, Mr. Meyerson served as the Chief Executive Officer and Chairman of the Board of KeyBank USA, the national consumer finance business subsidiary of KeyCorp. Prior to his employment with KeyCorp, Mr. Meyerson held executive level management positions with Society Bank and Ameritrust Bank from 1987 to 1994 and, prior to that, senior management level positions with Wells Fargo Bank from 1975 until 1987. Mr. Meyerson received a bachelor’s degree in Management from Pepperdine University. Mr. Meyerson also serves as a Trustee of the REIT.

Richard T. Pratt, DBA, 70, has served as a director of Accredited since March 2003. Dr. Pratt is a member of the Audit and Nominating and Corporate Governance Committees of Accredited’s Board. Dr. Pratt is currently the Chairman of Richard T. Pratt Associates, a position he has held since 1992, at which he performs consulting activities. Dr. Pratt held the positions of Associate Professor and Professor of Finance at the David Eccles School of Business at the University of Utah from 1966 to 1997, when he retired. From 1991 to 1994, Dr. Pratt served as a Managing Director of the Financial Institutions Group of Merrill Lynch. From 1983 to 1991, Dr. Pratt served as Chairman of Merrill Lynch Mortgage, Inc., a subsidiary of Merrill Lynch & Company. Dr. Pratt was Chairman of the Federal Home Loan Mortgage Corporation from 1981 to 1983, and served as Chairman of the Federal Savings and Loan Insurance Corporation during that time. Dr. Pratt was also the presidential appointee serving as Chairman of the Federal Home Loan Bank Board from 1981 to 1983. In addition, Dr. Pratt served as a director of American Residential Investment Trust, Inc., from 1997 to 2005. Dr. Pratt currently serves as a director of Celtic Bank, Salt Lake City, a position he has held since 2001. Dr. Pratt received his Bachelor of Science degree in Finance from the University of Utah in 1960, his Masters in Business Administration from the University of Utah in 1961, and his Doctor of Business Administration from Indiana University in 1966. Dr. Pratt also serves as a Trustee of the REIT.

Stephen E. Wall, 65, has served as a director of Accredited since October 2006. Mr. Wall is a member of the Audit Committee of the Board. Prior to joining Accredited, Mr. Wall served as a director of Aames Investment Corporation from October 2004 until its acquisition by Accredited in October 2006, and served as a director of Aames Financial Corporation from February 2001 through November 2004. Mr. Wall served in various capacities with KeyCorp and its predecessors from August 1970 until his retirement in January 1999. At the time of his retirement, Mr. Wall was Executive Vice President of KeyCorp and the Chairman of the Board, President and Chief Executive Officer of Key Bank National Association. Mr. Wall received a Bachelor of Arts degree in Political Science from California State University, Long Beach in 1967. Mr. Wall also serves as a Trustee of the REIT.

Director Independence

The Board has determined that all members of the Board, other than Mr. Konrath, Mr. Lydon and Mr. Meyerson, qualify as “independent directors” under the Marketplace rules of Nasdaq. Mr. Konrath and Mr. Lydon are not independent because they are employed and serve as executives of the Company or one or more of its subsidiaries. Mr. Meyerson is not independent because he is the former Chief Executive Officer and Chairman of Aames Investment Corporation, which was acquired by Accredited in October 2006. Each Director who serves on the Compensation Committee, the Audit Committee and the Corporate Governance and Nominating Committee is an independent director under the Nasdaq Marketplace rules. In addition, the Board has determined that each Director who serves on the Audit Committee is “independent” within the meaning of the rules of the SEC.

THE COMPANY BOARD AND BOARD COMMITTEES

The Company Board is composed of nine members. The Company Board is classified, currently consisting of three Class I directors, three Class II directors and three Class III directors, who will serve until the annual meetings of stockholders to be held in 2007, 2008 and 2009, respectively, and until their respective successors are duly elected and qualified. At each annual meeting of stockholders, directors are elected for a term of three years to succeed those directors whose terms expire at the date of that annual meeting. Messrs. Konrath, Erikson and Espy are Class I directors, Messrs. Berglund, Lydon and Wall are Class II directors, and Messrs. Pratt and Meyerson, and Ms. Gunderson are Class III directors.

Committees of the Company Board consist of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. All of these committees operate under a written charter which sets the functions and responsibilities of that committee. A copy of the charter for each committee can be found on our website at www.acredhome.com. More information concerning each of the committees is set forth below.

The Audit Committee

The members of the Audit Committee during fiscal 2006 were Ms. Gunderson, Messrs. Espy and Wall and Dr. Pratt. Mr. Wall joined the Board and the Audit Committee in October 2006, at which time Mr. Espy ceased to serve on our Audit Committee. Each of the members of the Audit Committee satisfies applicable independence requirements as defined by the NASDAQ Marketplace rules. The Audit Committee acts pursuant to a written charter adopted by the Board of Directors. The functions of the Audit Committee include retaining our independent registered public accounting firm, reviewing their independence, reviewing and approving the planned scope of our annual audit, reviewing and approving any fee arrangements with our auditors, overseeing their audit work, reviewing and pre-approving any non-audit services that may be performed by them, reviewing the adequacy of accounting and financial controls, reviewing our critical accounting policies and reviewing and approving any related party transactions. The Board has determined that Ms. Gunderson is an audit committee financial expert, as defined in the rules of the SEC, due to her professional experience described above. The Audit Committee held thirteen meetings during the 2006 fiscal year.

Report of the Audit Committee

The Audit Committee consists of three directors each of whom, in the judgment of the Board, is an “independent director” as defined by the NASDAQ Marketplace rules. The Audit Committee acts pursuant to a written charter that has been adopted by the Board of Directors. The current members of the Audit Committee are Ms. Gunderson, Dr. Pratt and Mr. Wall.

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board. The Company’s management has the primary responsibility for the financial statements and the reporting process, including internal control systems. In addition, the Company’s management is responsible for maintaining effective internal controls over financial reporting and for making an assessment of the effectiveness of internal controls over financial reporting on an annual basis. Our independent registered public accounting firm is responsible for expressing an opinion as to the conformity of our audited financial statements with generally accepted accounting principles, and for expressing opinions on management’s assessment and on the effectiveness of our internal controls over financial reporting.

As reported in the Company’s Current Report on Form 8-K filed with the SEC on April 2, 2007 (as amended in Current Reports on Form 8-K/A filed with the SEC on April 3 and April 10, 2007), on March 27, 2007, Grant Thornton LLP (“Grant Thornton”) advised the Company of its resignation as the Company’s independent registered accounting firm and therefore declined to complete the audit of the Company’s financial statements for the year ended December 31, 2006. As further reported in its Current Report on Form 8-K filed with the SEC on April 12, 2007 (as amended in its Current Report on Form 8-K/A filed with the SEC on April 17, 2007), effective April 9, 2007, the Company engaged Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner”), as its new independent registered public accounting firm.

The Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2006. The Company does not expect to file its financial statements for any periods ended on or after December 31, 2006 with the SEC until Squar Milner completes its audit. Squar Milner is endeavoring to complete its audit of the Company as soon as possible.

Since the audit by Squar Milner of the Company’s financial statements for the year ended December 31, 2006 is not complete, the Audit Committee has not reviewed and discussed with management and Squar Milner the Company’s audited financial statements as of and for the year ended December 31, 2006. In addition, for the foregoing reasons, the Audit Committee has also not discussed and reviewed with Squar Milner the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee intends to do these things upon completion of the audit, as well as to discuss at that time the results of Squar Milner’s examination, its evaluation of the Company’s internal controls and the overall quality of the Company’s financial reporting.

The Audit Committee has received from the Squar Milner a formal written statement describing all relationships between Squar Milner and the Company that might bear on the auditors’ independence consistent with Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), discussed with the Squar Milner any relationships that may impact their objectivity and independence, and satisfied itself as to Squar Milner’s independence.

Upon completion of the audit of the Company’s financial statements for the year ended December 31, 2006, the Audit Committee intends to make a recommendation as to inclusion of the Company’s audited financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Audit Committee
Jody A. Gunderson (Chairperson)
Richard T. Pratt, DBA
Stephen E. Wall

The Compensation Committee

The members of the Compensation Committee during fiscal 2006 were Messrs. Berglund, Espy and Erickson. Each of the members of the Compensation Committee satisfies applicable independence requirements as defined by the NASDAQ Marketplace rules. The Compensation Committee sets the salary and bonus earned by the Chief Executive Officer, reviews and approves salary and bonus levels for other executive officers and approves stock option grants to executive officers. The Compensation Committee held seven meetings during the 2006 fiscal year.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2006, the Compensation Committee consisted of Mr. Berglund, Mr. Espy and Mr. Erickson. None of these directors is or ever has been an officer of the Company, nor has any of them had any contractual or other relationships with Accredited during the fiscal year except serving as directors. In addition, none of the members of the Compensation Committee is an executive officer of another entity at which one of the Company’s executive officers serves on the board of directors.

The Board of Directors has determined that at the time of service each member of the Compensation Committee satisfied the definition of independence described in Rule 4200(15)(a). The Board of Directors determines the compensation of members of the Compensation Committee.

Report of the Compensation Committee

The Compensation Committee of the Board has furnished the Compensation Discussion and Analysis below relating to compensation for fiscal year 2006 for the Chief Executive Officer and the other executive officers listed in the Summary Compensation Table. The Compensation Committee is comprised of non-employee directors, each of whom has been affirmatively determined by the Board to be an “independent director” as defined by the NASDAQ Marketplace Rules. The Compensation Committee is responsible for managing the compensation of the executive officers of the Company, including the review and approval of policies governing such compensation, review of the performance of the executive officers and determining or recommending to the Board the compensation levels for executive officers.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on such review and discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

Compensation Committee
Bowers W. Espy (Chairman)
James H. Berglund
Gary M. Erickson

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee (the “Governance Committee”) during fiscal 2006 were Mr. Berglund, Mr. Erickson and Dr. Pratt. Each of the members of the Governance Committee satisfies applicable independence requirements as defined by the NASDAQ Marketplace rules. The Governance Committee considers qualified candidates for appointment and nomination for election to the Board and makes recommendations concerning such candidates, develops corporate governance principles for recommendation to the Board and oversees the regular evaluation of our directors and management. The Governance Committee held five meetings during the 2006 fiscal year. The Governance Committee will consider nominees recommended by stockholders. See “Director Nominations” for a description of the procedures to be followed in submitting recommendations.

Director Nominations

Consistent with its charter, the Governance Committee will evaluate and recommend director nominees to the Board for each election of directors.

In fulfilling its responsibilities, the Governance Committee considers the following factors:

•	the appropriate size of the Company’s Board and its committees;

•	the needs of the Company with respect to the particular talents and experience of its directors;

•

the knowledge, skills and experience of nominees, including experience in mortgage banking, business, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

•	experience with accounting rules and practices;

•	applicable regulatory and securities exchange/association requirements;

•	appreciation of the relationship of the Company’s business to the changing needs of society; and

•	a balance between the benefit of continuity and the desire for a fresh perspective provided by new members.

The Governance Committee’s goal is to assemble a Board that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the Governance Committee also considers candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees. However, the Governance Committee may also consider such other factors as it may deem are in the best interests of the Company and its stockholders. The Governance Committee does, however, recognize that at least one member of the Board should meet the criteria for an “audit committee financial expert” as defined by SEC rules, and that at least a majority of the members of the Board must meet the definition of “independent director” under the NASDAQ Marketplace rules. The Governance Committee also believes it appropriate for certain key members of the Company’s management to participate as members of the Board.

The Governance Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board up for re-election at an upcoming annual meeting of stockholders does not wish to continue in service, the Governance Committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Governance Committee and Board will be polled for suggestions as to individuals meeting the criteria of the Governance Committee. Research may also be performed to identify qualified individuals. If the Governance Committee believes that the Board requires additional candidates for nomination, the Governance Committee may explore alternative sources for identifying additional candidates. This may include engaging, as appropriate, a third party search firm to assist in identifying qualified candidates.

The Governance Committee will evaluate any recommendation for director nominee proposed by a stockholder who (i) has continuously held at least 1% of the outstanding shares of the Company’s common stock entitled to vote at the annual meeting of stockholders for at least one year prior to the date the stockholder makes the recommendation and (ii) undertakes to continue to hold the common stock through the date of the meeting. In order to be evaluated in connection with the Company’s established procedures for evaluating potential director nominees, any recommendation for director nominee submitted by a qualifying stockholder must be received by the Company no later than 120 days prior to the anniversary of the date proxy statements were mailed to stockholders in connection with the prior year’s annual meeting of stockholders. Any stockholder recommendation for director nominee must be submitted to the Company’s Corporate Secretary in writing at 15253 Avenue of Science, San Diego, California 92128 and must contain the following information:

•

a statement by the stockholder that he/she is the holder of at least 1% of the Company’s common stock and that the stock has been held for at least one year prior to the date of the submission and that the stockholder will continue to hold the shares through the date of the annual meeting of stockholders;

•	the candidate’s name, age, contact information and current principal occupation or employment;

•

a description of the candidate’s qualifications and business experience during, at a minimum, the last five years, including his/her principal occupation and employment and the name and principal business of any corporation or other organization in which the candidate was employed;

•	the candidate’s resume; and

•	three references.

The Governance Committee will evaluate recommendations for director nominees submitted by directors, management or qualifying stockholders in the same manner, using the criteria stated above.

All directors and director nominees will submit a completed form of directors’ and officers’ questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Governance Committee.

Communications with Directors

For information concerning our policy on Communications with Directors, stockholders may visit our website at www.accredhome.com and select “Corporate Governance” under the Investors/Shareholders link.

During 2006, the Company Board met ten times. All directors attended more than 75% of the 2006 meetings of the Board and the Committees on which they serve. The Company strongly encourages all of its board members to attend the Company’s annual meeting. All of the Company’s directors attended the Company’s 2006 annual meeting of stockholders. The Company’s policy concerning directors’ attendance at annual meetings can be found on our website at www.accredhome.com.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of June 18, 2007, certain information regarding the beneficial ownership of our common stock of each person known to be the beneficial owner of more than five percent of the outstanding common stock, each of our directors, each of our Named Executive Officers and all our executive officers and directors as a group. Unless otherwise specified, the information in the table below is as of June 18, 2007 and the address of each named beneficial owner is c/o Accredited Home Lenders Co., 15253 Avenue of Science, San Diego, California 92128.

Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percent(3)
Farallon Funds, Farallon General Partner and Farallon Individual Reporting
Persons(4)	2,594,983	10.0%
One Maritime Plaza, Suite 2100
San Francisco, CA 94111
Ruane, Cunniff & Goldfarb, Inc.(5)	1,687,476	6.7%
767 Fifth Avenue, Suite 4701
New York, NY 10153-4798
Goldman Sachs Asset Management, L.P.(6)	1,493,739	6.0%
32 Old Slip
New York, NY 10005
Silver Point Capital, L.P.(7)	1,300,000	5.2%
Two Greenwich Plaza
Greenwich, CT 06830
James A. Konrath(8)	1,867,554	7.4%
Joseph J. Lydon(9)	743,711	3.0%
Stuart D. Marvin(10)	80,762	*
Jeffrey W. Crawford(11)	65,646	*
Jody A. Gunderson(12)	59,345	*
John S. Buchanan(13)	24,425	*
Richard T. Pratt(14)	28,890	*
James H. Berglund(15)	22,131	*
Gary M. Erickson(16)	21,451	*
Bowers W. Espy(17)	15,163	*
Stephen E. Wall	5,706
David Hertzel(18)	46,140
A. Jay Meyerson	65,974
Directors and executive officers as a group (16 persons)(18)	3,046,898	12.0%

*	Less than 1%.

(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)	Under the rules of the SEC, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days.

(3)	Calculated on the basis of 25,122,152 shares of common stock outstanding as of June 18, 2007, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after June 18, 2007 are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

(4)	Information is based on a Schedule 13D, as most recently amended on June 4, 2007. Based on the Schedule 13D, we believe that the reporting persons have shared voting or dispositive power over the shares as follows:

Reporting Person	Shared Voting Power	Shared Dispositive Power
Farallon Capital Partners, L.P.	317,800	317,800
Farallon Capital Institutional Partners, L.P.	253,900	253,900
Farallon Capital Institutional Partners II, L.P.	22,100	22,100
Farallon Capital Institutional Partners III, L.P.	19,500	19,500
Tinicum Partners, L.P.	10,700	10,700
Farallon Capital Offshore Investors II, L.P.	353,800	353,800
Mortgage Investments Funding L.L.C.	827,684	827,684
Farallon Capital Management, L.L.C.	1,659,567	1,659,567
Farallon Partners, L.L.C.	977,800	977,800
Chun R. Ding	2,594,983	2,594,983
William F. Duhamel	2,594,983	2,594,983
Richard B. Fried	2,594,983	2,594,983
Monica R. Landry	2,594,983	2,594,983
Douglas M. MacMahon	2,594,983	2,594,983
William F. Mellin	2,594,983	2,594,983
Stephen L. Millham	2,594,983	2,594,983
Jason E. Moment	2,594,983	2,594,983
Rajiv A. Patel	2,594,983	2,594,983
Derek C. Schrier	2,594,983	2,594,983
Thomas F. Steyer	2,594,983	2,594,983
Mark C. Wehrly	2,594,983	2,594,983

As reported to the SEC, certain of the Farallon reporting persons (the “Reporting Persons”) own 1,767,299 shares and one of the Reporting Persons, Mortgage Investments Funding, L.L.C. (“MIF”) owns a warrant (the “Warrant”) to purchase 3,226,431 shares at a purchase price of $10.00 per share, subject to adjustment pursuant to the terms of the Warrant. Pursuant to the terms of the Warrant, MIF can currently exercise the Warrant in part to acquire a number of shares that, when taken together with the 1,767,299 shares owned by the Reporting Persons, is equal to one share less than 10.0% of our shares outstanding. The number in the table rounded to 10.0%. The remainder of the Warrant will become exercisable if and when certain state regulatory approvals are obtained.

(5)	Based on a Schedule 13G filed by Ruane, Cunniff & Goldfarb, Inc. with the SEC on December 31, 2006, Ruane, Cunniff & Goldfarb retains sole voting power with respect to 1,532,743 of its 1,687,476 shares, and retains sole dispositive power with respect to all of its 1,687,476 shares.

(6)	Based on a Schedule 13G filed by Goldman Sachs Asset Management, L.P. with the SEC on December 31, 2006, Goldman Sachs Asset Management retains sole voting power on 1,338,522 of its 1,493,739 shares and sole dispositive power with respect to all of its 1,493,739 shares.

(7)	Based on a Schedule 13G filed by Silver Point Capital, L.P. with the SEC on May 11, 2007, Silver Point Capital, L.P. retains sole voting power on 1,3000,000 of its 1,3000,000 shares and sole dispositive power with respect to all of its 1,3000,000 shares.

(8)	Includes 1,481,414 shares held in a family trust and 376,474 shares held in annuity trusts and 9,666 share of phantom stock vested under the Company’s Deferred Compensation Plan that will be settled in shares of our common stock on a one-for-one basis. Based on a Schedule 13G filed by Mr. Konrath with the SEC on February 9, 2007, Mr. Konrath retains shared voting power with respect to all shares and shared dispositive power with respect to all shares.

(9)	Includes 125,750 shares held in a family trust and 300,000 shares held in Joseph Lydon 2006 GRAT and 300,000 shared held in Andrea Lydon 2006 GRAT and 17,961 shares of phantom stock vested under the Company’s Deferred Compensation Plan that will be settled in shares of our common stock on a one-for-one basis, commencing on termination.

(10)	Includes 45,000 shares subject to options that may be exercisable within 60 days of June 18, 2007 and 21,360 shares subject to vesting and a Company reacquisition right.

(11)	Includes 40,437 shares held in a family trust and 13,458 shares subject to options that may be exercised within 60 days of June 18, 2007 and 11,751 shares of phantom stock vested under the Company’s Deferred Compensation Plan that will be settled in shares of our common stock on a one-for-one basis, commencing on termination.

(12)	Includes 51,000 shares subject to options that may be exercised within 60 days of June 18, 2007 and 2,460 shares of phantom stock vested under the Company’s Deferred Compensation Plan that will be settled in shares of our common stock on a one-for-one basis, commencing on termination.

(13)	Includes 11,831 share held in a trust and 10,000 shares subject to options that may be exercised within 60 days of June 18, 2007 and 2,394 shares of phantom stock vested under the Company’s Deferred Compensation Plan that will be settled in shares of our common stock on a one-for-one basis.

(14)	Includes 17,500 shares subject to options that may be exercised within 60 days of June 18, 2007 and 2,460 shares of phantom stock vested under the Company’s Deferred Compensation Plan that will be settled in shares of our common stock on a one-for-one basis, commencing on termination.

(15)	Includes 17,500 shares subject to options that may be exercised within 60 days of June 18, 2007 and 4631 shares of phantom stock vested under the Company’s Deferred Compensation Plan that will be settled in shares of our common stock on a one-for-one basis, commencing on termination.

(16)	Includes 17,500 shares subject to options that may be exercised within 60 days of June 18, 2007 and 2,460 shares of phantom stock vested under the Company’s Deferred Compensation plan that will be settled in shares of our common stock on a one-for-one basis.

(17)	Includes 13,125 shares subject to options that may be exercised within 60 days of June 18, 2007 and 2,038 shares of phantom stock vested under the Company’s Deferred Compensation Plan that will be settled in shares of our common stock on a one-for-one basis.

(18)	Includes 18,500 shares subject to options that may be exercised within 60 days of June 18, 2007 and 1,852 shares of phantom stock vested under the Company’s Deferred Compensation Plan that will be settled in a share of our common stock on a one-for-one basis.

(19)	See notes 8 through 18. Includes 203,583 shares subject to options exercisable within 60 days of June 18, 2007 and 57,673 shares of phantom stock vested under the Company’s Deferred Compensation Plan that will be settled in shares of our common stock on a one-for-one basis.

EXECUTIVE COMPENSATION AND OTHER

INFORMATION CONCERNING EXECUTIVE OFFICERS

Overview

The Compensation Committee of the Board (the “Committee”) has responsibility for establishing the Company’s compensation philosophy. The Committee ensures that the components of compensation paid to the Company’s executive officers are consistent with this philosophy, as it is in effect from time to time.

The discussion that follows provides an overview and analysis of our executive compensation program and the compensation decisions we have made with respect to our top executive officers, who are referred to below as our named executive officers. We will also discuss the material factors we have considered in making those compensation decisions. Later you will find a series of tables containing specific information about the compensation earned by or paid to our named executive officers. Our named executive officers are:

•	our Chairman and CEO, James A. Konrath;

•	our President and Chief Operating Officer, Joseph J. Lydon;

•	our Executive Vice President and Secretary, Stuart D. Marvin;

•	our Director of Operations, Jeffrey W. Crawford;

•	our General Counsel, David E. Hertzel; and

•	our Chief Financial Officer, John S. Buchanan.

Role of Executive Officers in Compensation Decisions

The Committee makes all significant compensation decisions for the named executive officers.

The Chief Executive Officer reviews the performance of each executive officer (other than the Chief Executive Officer, whose performance is reviewed by the Committee). Recommendations based on these reviews with respect to base salary, bonus and equity-based awards, are presented to the Committee. The Committee has the sole discretion to make the awards at the recommended or other levels, and to set the levels of cash compensation.

Setting Executive Compensation

The overall compensation philosophy of the Committee and the Company’s executive management is that total compensation for executive and senior management should be tied to individual performance and vary with the Company’s performance in achieving financial and non-financial objectives and should be structured to be aligned with shareholders’ long-term interests. The Committee has structured the Company’s executive compensation program to motivate executives with a mix of base salary and performance-based cash and long-term equity incentives to achieve the business goals set by the Company and to attract and retain qualified executives for this purpose. Performance-based incentives are provided for under the Company’s Long-Term Performance Plan (the “LTPP”). The Committee uses comparative market data to determine the range of performance incentives that are incorporated in the LTPP and when making compensation decisions for the Company’s CEO and for other named executive officers based on the recommendations being made by the Company’s management. The Company’s management gathers and summarizes such comparative data at the request and direction of the Committee.

In the compensation process, the Committee compares the main elements of compensation against a peer group of companies compiled by the Committee from publicly available information with assistance from management (the “Compensation Peer Group”). The Compensation Peer Group, which is periodically reviewed and updated by the Committee, consists of companies in the sub-prime area (sub-prime mortgage, sub-prime automobile finance, diversified financials with sub-prime activity) and mortgage banking real estate investment trusts (“REITS”). The current members of the Compensation Peer Group are:

Sub-Prime Mortgage Companies:	Mortgage Banking — REIT:

NEW CENTURY FINANCIAL CORP	THORNBURG MORTGAGE INC
FIELDSTONE INVESTMENT CORP	REDWOOD TRUST INC
NOVASTAR FINANCIAL INC	AMERICAN HOME MORTGAGE INVESTMENT CORP

Finance Cos- Sub-Prime Auto-SLs:	Diversified Financials in Sub-Prime:

AMERICREDIT CORP	INDYMAC BANCORP INC
ADVANTA CORP	FREMONT GENERAL CORP
FIRST MARBLEHEAD CORP

The Committee endeavors to include in the Compensation Peer Group subprime mortgage companies of similar revenue and market capitalization. In fact, there are a very small number of publicly-traded peer companies in this market and some variations in compensation may be due to individual differences in job duties and scope. Nevertheless, based on the available data, the Committee believes that adjusting for such variations, aggregate compensation for executive officers is generally at the lower end of aggregate compensation paid to similarly situated executives of the companies in the Compensation Peer Group.

The Committee reviews and updates the peer group data quarterly and reviews the composition of the peer group annually.

2006 Executive Compensation Components

For the fiscal year ended December 31, 2006, the principal components of compensation for named executive officers were:

•	base salary;

•	performance-based compensation;

•	long-term equity-based incentive compensation; and,

•	retirement benefits in the form of a 401(k) plan.

Base Salary

The Company pays named executive officers’ base salary to compensate them for services rendered during the fiscal year. Base salary ranges for named executive officers are determined for each executive based on his or her position and responsibility by using available Peer Group market data.

During its review of base salaries for executive officers, the Committee primarily considers market data compiled with the assistance of management and the executive’s individual performance.

Salary levels are typically considered annually as part of the Company’s performance review process as well as upon a promotion or other change in job responsibility. Merit based increases to salaries of executive officers are based on the Committee’s assessment of the individual’s performance. Based on available peer group data the Committee believes that base salary levels for executive management are generally below the mean and median levels for similarly situated executives of the companies in the Compensation Peer Group. In February 2007, the Committee determined to increase named executive officers’ base salaries as part of an ongoing effort to bring base compensation more in line with peer group levels, however, the increases were limited to five percent in light of the Company’s financial results for 2006.

Performance-Based Compensation

The LTPP was approved by the Company’s stockholders at the 2006 Annual Meeting of Stockholders and is the successor plan to the Company’s Incentive Compensation Plan for Executive Management (the “ICP-EM”) and its Incentive Compensation Plan for Senior Management (the “ICP-SM:”) as to its executive officers. The LTPP gives the Committee flexibility to offer cash and equity-based incentives to promote individual performance and the achievement of corporate goals, encourage the growth of stockholder value and allow executive officers to participate in the long-term growth and profitability of the Company.

For fiscal 2006, pursuant to Company net income performance targets under the LTPP, each participant was eligible for a cash bonus and a restricted stock unit grant, expressed as a percentage of the participant’s base salary. The Committee retained the discretion to pay no bonus or an amount up to but not in excess of the levels specified in the LTPP.

Based on the Company’s 2006 performance as reflected in the unaudited financial statements provided to the Board and Committee in January of 2007, named executive officers were not eligible for performance based compensation under the LTPP. In spite of an extremely difficult non-prime mortgage lending environment, the Company was able to consummate a complex acquisition and navigate through many challenges the industry confronted in 2006. The Committee, after consultation with the other independent directors on the Board, determined that some level of discretionary incentive awards outside of (and not pursuant to) the LTPP were appropriate considering (i) the executives’ overall performance and (ii) the overriding need and desire to protect long-term stockholder interests by motivating and retaining executive management personnel in a highly competitive recruiting environment. Consistent with the operating results and stock price achieved in fiscal 2006, the Committee felt that a substantial reduction from the prior year’s executive management incentive compensation was merited.

In addition, the Committee awarded a significant portion of the incentive compensation in the form of restricted stock units under the Accredited Home Lenders Holding Co. Deferred Compensation Plan and stock option grants under the Accredited Home Lenders Holding Co. 2002 Stock Option Plan, in an effort to more closely align executive compensation with the long-term interests of the Company’s stockholders.

The following table presents a summary of the compensation paid to the executives for 2005 and 2006. Note that the compensation in salary was higher in 2006 than in 2005 because of salary increases approved at the beginning of 2006 which were based on 2005 performance as well as the Committee’s ongoing efforts to bring base compensation more in line with Peer Group levels. The cash and stock bonuses awarded for 2005 were significantly higher than those awarded for 2006 because the 2005 performance goals were met and bonuses were awarded under the ICP-EM and ICP-SM, while the performance goals were not met in 2006 and the bonuses for 2006 were discretionary and substantially lower. Option grants made for 2006 were awarded with a per share exercise price of $27.77, in excess of the $23.60 market value on their dates of grant, The exercise price of the options granted for 2005 was set at the market value on the date of grant, $53.12.

2005 - 2006 Compensation Table
	2005				2006
Name	Salary[1]	Cash Bonus[2]	Stock Bonus[3]	Options[4]	Salary[5]	Cash Bonus[6]	Stock Bonus[7]	Options[8]
James A. Konrath— Chairman and CEO	$425,000	$514,263	$575,991	0	$510,000	$150,000	$150,000	0
Joseph Lydon— President and COO	$425,000	$514,263	$575,991	0	$510,000	$150,000	$150,000	0
Stuart D. Marvin— Executive VP and Secretary	$425,000	$531,250	$999,933	0	$510,000	$150,000	$150,000	80,000
Jeffrey W. Crawford— Director of Operations	$269,600	$326,856	$366,082	25,000	$323,520	$100,000	$100,000	20,000
David Hertzel— General Counsel	$200,000	$97,340	$58,404	0	$216,000	$27,500	$27,500	0
John Buchanan— CFO	$215,000	$129,808	$62,931	0	$252,625	$12,500	$12,500	0

1	Salary rate for 2005, as modified during 2005.

2	Cash bonus for 2005 performance, but paid at the beginning of 2006.

3	Restricted stock unit bonus for 2005 performance, but paid at the beginning of 2006. Value is calculated based on a share price of $52.53.

4	Incentive option grants for 2005, but awarded at the beginning of 2006.

5	Salary rate for 2006, as modified during 2006.

6	Cash bonus for 2006 performance, but paid at the beginning of 2007.

7	Restricted stock unit bonus for 2006 performance, but paid at the beginning of 2007. Value is calculated based on a share price of $27.77.

8	Incentive option grants for 2006, but awarded at the beginning of 2007.

Long-Term Incentive Compensation

Stock Option Grants

The purpose of making stock option grants was to:

•	enhance the link between the creation of stockholder value and long-term executive incentive compensation;

•	provide an opportunity for increased equity ownership by executives; and

•	maintain competitive levels of total compensation.

Stock option award levels are determined based on market data and vary among participants based on their positions within the Company. Stock options for newly hired executive officers are typically approved by the Committee prior to hiring.

Options are generally awarded at the closing price of the Company’s Common Stock on the date of the grant. In certain limited circumstances, the Committee may grant options to an executive at an exercise price in excess of the closing price of the Company’s Common Stock on the grant date. This was the case in 2006, as discussed above. The Committee does not grant options with an exercise price that is less than the closing price of the Company’s Common Stock on the grant date.

The majority of the options granted by the Committee vest at a rate of 25% after the first year, followed by monthly vesting designed to achieve full vesting four years after the grant date. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights or the right to receive dividends or dividend equivalents.

Ownership Guidelines

In an effort to further link the interests of executive management and shareholders, the Committee, on the recommendation of management, adopted stock ownership guidelines for directors, executive and senior management. Under those guidelines, stock ownership is considered to be shares actually owned by the participant regardless of the how the shares were acquired. Stock ownership does not include unvested stock grants or the value of unexercised stock options. A named executive officer should retain at least 75% of the net (after tax) amount received under company sponsored programs (stock options and restricted stock bonuses) until the total amount of company stock the executive owns exceeds the ownership target amount, which is 3 or 5 times total cash compensation for different named executive officers. This range represented a median ownership guideline for the officers according to comparison with Compensation Peer Group data.

(2) Retirement Benefits

Employees in the United States are generally eligible to participate in the Company’s 401(k) Plan. Designated executives are eligible to participate in the Deferred Compensation Plan.

401(k) Plan

The 401(k) Plan is a tax-qualified retirement savings plan pursuant to which U.S. based employees, including the named executive officers, are able to contribute the lesser of up to 100% of their total cash compensation (including salary, commissions and other incentive payments) or the limit prescribed by the Internal Revenue Service to the 401(k) Plan on a before-tax and/or after-tax basis. The Company matches 50% of the first 6% of pay that is contributed to the 401(k) Plan. All employee contributions to the 401(k) Plan are fully vested upon contribution. Participants in the 401(k) Plan are fully vested in Company matching contributions after four years of service.

Deferred Compensation Plan

The named executive officers, in addition to certain other U.S.-based eligible executives, are entitled to participate in the 2002 Deferred Compensation Plan. Pursuant to the plan, eligible employees can defer up to 100% of base salary, bonus and commissions. The Company may also grant restricted stock units under the plan, as described above. The 2002 Deferred Compensation Plan is discussed in further detail under the heading “Nonqualified Deferred Compensation” below.

Perquisites and Other Personal Benefits

No perquisites are provided to named executive officers.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code restricts the deductibility of executive compensation paid to a Company’s chief executive officer or to each of the three other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any such officer in any year and does not qualify for an exception under Section 162(m) or related regulations. The Compensation Committee’s policy is to qualify its executive compensation for deductibility under applicable tax laws to the extent practicable. However, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers.

Nonqualified Deferred Compensation

The American Jobs Creation Act of 2004 changed the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not yet become effective (January 1, 2008 is the effective date for the final regulations), the Company believes it is operating in good faith compliance with the statutory provisions of the Act which were effective January 1, 2005. A more detailed discussion of the Company’s nonqualified deferred compensation arrangements is provided below under the heading “Nonqualified Deferred Compensation”.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, the Company began accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R). These accounting issues were not a factor in the Committee’s compensation recommendations.

SUMMARY COMPENSATION TABLE FOR FISCAL 2006

The following table shows compensation information for fiscal 2006 for the named executive officers.

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]		Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total ($)
James A. Konrath — Chairman and CEO	2006	501,172	150,000	872,343	[6]	—	—	—	6,300	1,529,815
Joseph Lydon— President and COO	2006	501,172	150,000	428,720		—	—	—	6,300	1,086,192
Stuart D. Marvin— Executive VP and Secretary	2006	501,172	150,000	226,680		352,467	—	—	5,734	1,236,054
Jeffrey W. Crawford— Director of Operations	2006	317,920	100,000	277,749		257,301	—	—	6,300	970,160
David Hertzel— General Counsel	2006	214,338	27,500	82,630		150	—	—	6,300	330,918
John Buchanan— CFO	2006	248,717	12,500	83,747		157	—	—	6,300	356,180

1	Represents the salary actually received in 2006, which may differ from the salary rate if the salary increase occurs during the year.

2	The amounts represent discretionary bonuses earned in 2006 but paid in 2007. These bonuses were not made under the LTPP.

3	The amount represents, with respect to stock awards, the dollar value recognized for financial statement reporting purposes in the 2006 fiscal year. The amount recognized is based on the fair value of the stock awards granted in 2006, as well as prior fiscal years, in accordance with FAS 123R. Thus, these amounts do not reflect the actual stock awards for 2006 (which are shown previously in the “2005—2006 Compensation Table”). For stock awards the fair value is based on the market value of the Company’s stock at the date of grant. The fair value associated with the expense above was based on stock prices between $34.83 and $52.53.

4	The amount represents, with respect to stock options, the dollar value recognized for financial statement reporting purposes in the 2006 fiscal year. The amount recognized is based on the fair value of the stock awards granted in 2006, as well as prior fiscal years, in accordance with FAS 123R. Thus, these amounts do not reflect only the option awards for 2006 (which are shown previously in the “2005—2006 Compensation Table”). For stock options the fair value of options is derived using the Black-Scholes multiple option model. The assumptions used in the option model are the weighted-average risk-free rate, weighted-average expected life, the expected volatility, the exercise price, and the market price on the date of grant. The range of fair value associated with the expense above was between $0.41 and $20.39.

5	Includes contributions made by us to our 401(k) plan on behalf of such officers.

6	Because FAS 123R requires expense for equity awards to be reporting over their vesting period, and as Mr. Konrath is eligible for retirement, his awards are immediately vested and the full fair value of the awards granted in 2006 have been expensed in accordance with FAS 123R. Thus, the amount shown in Mr. Konrath’s entry is higher than amounts reported for comparable awards to other named executive officers.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2006

The following table shows all plan-based awards granted to the named executive officers during fiscal 2006, which ended on December 31, 2006. The option and stock awards identified in the table below are also reported in the “Outstanding Equity Awards at December 31, 2006” table included elsewhere in this report.

Name	Grant Date[4]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units[1]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards[2]	Grant Date Fair Value of Stock and Option Awards[3]
		Threshold	Target	Max.[5]	Threshold	Target	Max.[6]
		($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)
James A. Konrath—	1/31/2006	—	—	—	—	—	—	10,965	—	—	575,991
Chairman and CEO	1/31/2007	—	637,500	—	—	25,711	—	—	—	—	—
Joseph Lydon—	1/31/2006	—	—	—	—	—	—	10,965	—	—	575,991
President and COO	1/31/2007	—	637,500	—	—	25,711	—	—	—	—	—
Stuart D. Marvin — Executive VP and Secretary	1/31/2007	—	637,500	—	—	25,711	—	—	—	—	—
Jeffrey W. Crawford—	1/31/2006	—	—	—	—	—	—	6,969	—	—	366,082
	2/1/2006	—	—	—	—	—	—	—	25,000	53.12	509,638
Director of Operations	1/31/2007	—	404,400	—	—	16,310	—	—	—	—	—
David Hertzel—	1/31/2006	—	—	—	—	—	—	1,112	—	—	58,413
General Counsel	1/31/2007	—	108,000	—	—	2,333	—	—	—	—	—
John	1/31/2006	—	—	—	—	—	—	1,198	—	—	62,931
Buchanan— CFO	1/31/2007	—	126,313	—	—	2,729	—	—	—	—	—

1	Amounts represent restricted stock unit awards issued in 2006 under the ICP-EM, ICP-SM and the Deferred Compensation Plan.

2	The exercise price of all stock options granted to the named executive officers is equal to or greater than each closing market price on each date of grant.

3	Represents the FAS 123R fair value of awards on the date of grant.

4	The 2/1/2006 option award to Jeffrey Crawford was made under the 2002 Stock Option Plan. All other awards were made under the ICP-EM or the LTPP.

5	Maximum amounts represent the potential maximum cash bonus award under the LTPP for the named executive officers. The actual cash payout of this award is shown in the Bonus column in the Summary Compensation Table.

6	Maximum amounts represent the potential maximum restricted stock unit award under the LTPP for the named executive officers. The actual restricted stock unit award, because it will be accounted for in 2007 for financial statement reporting purposes, is not included in the Stock Award column of the Summary Compensation Table, but is shown previously in the “2005—2006 Compensation Table”.

The employment of our named executive officers, including the only named executive officer who has entered into an employment agreement, is “at-will.” The Company has not entered into employment agreements with any of our named executive officers except as described in the following paragraph.

Employment Agreements:

The Company entered into an executive employment agreement with Mr. Stuart Marvin effective as of April 11, 2005 pursuant to which Mr. Marvin assumed the position of Executive Vice President, Finance and Capital Markets. Mr. Marvin’s annual base salary under the employment agreement was initially $425,000 in 2005 and was increased to $510,000 in 2006 (because this salary increase took place during 2006, the amount actually paid and reflected in the Summary Compensation Table is $501,172).

Mr. Marvin was granted, as a material inducement to his employment with the Company, two restricted stock awards of 14,240 shares each, on April 15, 2005. The shares underlying the first award vested in an amount equal to 50% of the award on April 15, 2007, with an additional 25% vesting scheduled to occur on each of April 15, 2008 and April 15, 2009. The shares underlying the second award are scheduled to vest in an amount equal to 50% of the award on February 15, 2008, with an additional 25% vesting on each of February 15, 2009 and February 15, 2010. Mr. Marvin also received a gross-up in respect of the stock grants in an amount sufficient to cover the federal and state income tax associated with each grant as necessary to reflect Mr. Marvin’s election under Section 83(b) of the Internal Revenue Code of 1986, as amended. The rights of Mr. Marvin with respect to the restricted stock upon a termination of employment or a change in control of the Company are discussed in more detail in the section entitled “Potential Payments Upon Termination or Change of Control”.

In addition, in connection with entering into his employment agreement, Mr. Marvin was granted an incentive stock option to purchase 10,188 shares of Common Stock and a nonqualified stock option to acquire 69,812 shares of Common Stock, each with an exercise price equal to $39.12 per share, the fair market value of Common Stock on the date of grant. Twenty-five percent of such options vested on April 25, 2006, and thereafter such option has vested at a rate of 1/48 for each month of Mr. Marvin’s continuous service with the Company, which schedule will continue in effect until fully vested. The rights of Mr. Marvin with respect to the stock options in the event of a change in control of the Company are discussed in more detail in the section entitled “Potential Payments Upon Termination or Change of Control”.

Mr. Marvin is also eligible to participate in the LTPP. At the time the Committee designated the participants in the LTPP, it removed all participants from inclusion in the 2006 Incentive Compensation Plan for Executive Management, except to the extent of Mr. Marvin’s minimum guaranteed cash bonus of $100,000 for each of 2006 and 2007. The $100,000 grant to Mr. Marvin under the LTPP for 2006 is reflected in the Grant of Plan-Based Awards Table.

Generally, under his employment agreement, in the event of Mr. Marvin’s termination of employment with the Company for any reason, he will be entitled to receive any salary that is unpaid as of the date of termination but will not be entitled to receive any severance pay or benefits.

Stock Option Plans:

Awards of stock options granted to named executive officers reflected in the Summary Compensation Table and the Grant of Plan-Based Awards Table were granted under one or more of the following plans (collectively, the “Stock Option Plans”) maintained by the Company:

•	Accredited Home Lenders Holding Co. 2002 Stock Option Plan (the “2002 Option Plan”)

•	Accredited Home Lenders, Inc. 1998 Stock Option Plan (the “1998 Option Plan”)

•	MSK Financial Services, Inc. 1995 Executive Stock Option Plan (the “1995 Executive Option Plan”)

•	MSK Financial Services, Inc. 1995 Stock Option Plan (the “1995 Option Plan”)

Options granted to named executive officers in 2006 that were granted under the 2002 Option Plan consisted of both nonqualified stock options and incentive stock options at an exercise price equal to or greater than the closing market price of the Common Stock on the date of grant. The options granted under the Stock Option Plans generally vest ratably over four years, with one quarter (1/4) of the option shares vesting on the one year anniversary of the date of grant, plus an additional one forty-eighth (1/48th) of the option shares vesting for each full month of the option holder’s continuous service from the initial vesting date until fully vested. In addition, the options generally expire no later than 10 years after the grant date. The recipient of a stock option under the Stock Option Plans has no rights as a stockholder (including no right to receive dividends or dividend equivalents) for any Common Stock covered by the option until the date of the issuance of a certificate for the Common Stock once the option has been exercised.

The rights of option holders relating to outstanding stock options upon a change in control of the Company are discussed in more detail in the section entitled “Potential Payments Upon Termination or Change of Control”.

Incentive Compensation Programs:

In General—A fundamental practice of the Company is to provide annual bonuses as part of its compensation philosophy. The Company achieves this by the use of various incentive plans requiring certain performance goals and criteria to be met in order to be eligible for a bonus. The incentive plans typically provide that the bonus will be paid partly in cash and partly in restricted stock units under the 2002 Deferred Compensation Plan (described in more detail below under “Nonqualified Deferred Compensation for Fiscal 2006”).

Long-Term Performance Plan—Effective January 1, 2006, the Compensation Committee established the Accredited Home Lenders Holding Co. Long-Term Performance Plan, which we refer to as the LTPP, and also set the initial performance period from January 1, 2006 to December 31, 2006. The Compensation Committee designated the six named executive officers as the sole participants and established target award and performance levels for each officer within the first 90 days of the performance period. A participant’s bonus, if any, was to be based on (i) an individual’s performance determined by the Compensation Committee with respect to the performance period, and (ii) objective business criteria for the performance period. The maximum annual bonus that may be awarded under the LTPP is $5,000,000.

The Company’s stockholders approved the material terms of the LTPP on June 8, 2006. At that time, the named executive officers were also declared ineligible to participate in the other Accredited incentive compensation plans (the 2006 Accredited Home Lenders, Inc. Incentive Compensation Plan for Executive Management and the Accredited Home Lenders, Inc. 2006 Incentive Compensation Plan for Senior Management).

Pursuant to the target award and performance targets under the LTPP, each named executive officer was eligible for a cash bonus and a restricted stock unit grant under the 2002 Deferred Compensation Plan, expressed as a percentage of such officer’s base salary. The cash bonus is paid as soon as practicable after the Compensation Committee’s bonus determination. The restricted stock unit awards are unvested on the date of the award, and then vest 50% two years after the award date, an additional 25% three years after the award date, and the final 25% four years after the award date. The restricted stock units are paid out in stock at the time they vest, or may be deferred to a later time in accordance with the 2002 Deferred Compensation Plan.

When determining bonus amounts, the Compensation Committee must consider objective business criteria designed to comply with Section 162(m).

To receive a bonus, the named executive officer must be on the payroll of the Company at the time the bonus is paid, and the Compensation Committee also has the discretion to reduce a bonus or eliminate it altogether.

OUTSTANDING EQUITY AWARDS AT FISCAL 2006 YEAR-END

The following table shows all outstanding equity awards held by each named executive officer at the end of fiscal 2006, which ended on December 31, 2006.

	Option Awards[1]						Stock Awards[2]
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
James A. Konrath	—	—		—	—	—	35,791	[4]	978,884	—	—
Joseph J. Lydon	—	—		—			35,826	[5]	978,841	—	—
Stuart D. Marvin	33,333	46,667	[6]	—	39.25	4/27/2015	28,480	[7]	778,928	—	—
Jeffrey W.	—	25,000	[8]	—	53.12	2/1/2016	23,194	[9]	634,356	—	—
Crawford	1,917	83	[10]	—	8.00	2/13/2013	—		—	—	—
	1,302	—		—	3.50	2/1/2012	—		—	—	—
	729	—		—	1.50	3/1/2011	—		—	—	—
	52	—		—	1.50	2/1/2010	—		—	—	—
David E.	1,917	83	[11]	—	8.00	2/13/2013	6,585	[12]	180,100	—	—
Hertzel	3,500	—		—	3.50	2/1/2012	—		—	—	—
	3,500	—		—	1.50	3/1/2011	—		—	—	—
	3,500	—		—	1.50	2/1/2010	—		—	—	—
	3,500	—		—	1.50	2/1/2009	—		—	—	—
	2,500	—		—	1.50	3/1/2008	—		—	—	—
John S. Buchanan	2,875 7,000	125 —	[13]	— —	8.00 1.50	2/13/2013 5/1/2011	6,798 —	[14]	185,925 —	— —	— —

1	All options are subject to four year vesting with 25% vesting after the first year and the remaining vesting ratably over the next three years of service on a monthly basis.

2	All restricted stock units are subject to four year vesting with 50% vesting after two consecutive years of service and an additional 25% vesting over the next two years of service.

3	Based on $27.35, which was the closing market price of the Company’s common stock at the end of the 2006 fiscal year.

4	Of these 35,791 restricted stock units, 2,747 vested on 1/30/2007, 9,666 vested on 2/2/2007, 8,230 vest on 1/30/2008, 4,833 vest on 2/3/2008, 2,741 vest on 1/30/2009, 4,833 vest on 2/3/2009, and the remaining 2,741 restricted stock units vest on 1/30/2010.

5	Of these 35,826 restricted stock units, 2,765 vested on 1/30/2007, 9,666 vested on 2/2/2007, 8,247 vest on 1/30/2008, 4,833 vest on 2/3/2008, 2,741 vest on 1/30/2009, 4,833 vest on 2/3/2009, and the remaining 2,741 restricted stock units vest on 1/30/2010.

6	Of these 46,667 unvested options, 20,000 options will have vested or will vest ratably on a monthly basis over the period from 12/27/2006 through 12/27/2007, 20,000 options will vest ratably on a monthly basis over the period from 12/27/2007 through 12/27/2008, and the remaining 6,667 options will vest ratably on a monthly basis over the period from 12/27/2008 through 12/27/2009.

7	Of these 28,480 restricted shares, 7,120 vested on 4/15/2007, 7,120 vest on 2/15/2008, 3,560 vest on 4/15/2008, 3,560 vest on 2/15/2009, 3,560 vest on 4/15/2009, and the remaining 3,560 restricted shares vest on 2/15/2010.

8	Of these 25,000 options, 6,250 vested on 2/1/2007, 5,208 have vested or will vest ratably on a monthly basis over the period from 2/1/2007 through 12/1/2007, 6,250 vest ratably on a monthly basis over the period from 12/1/2007 through 12/1/2008, 6,250 vest ratably on a monthly basis over the period from 12/1/2008 through 12/1/2009, and the remaining 1,042 options vest ratably on a monthly basis over the period from 12/1/2009 through 2/1/2010.

9	Of these 23,194 restricted stock units, 1,819 vested on 1/30/2007, 6,294 vested on 2/2/2007, 5,304 vest on 1/30/2008, 3,147 vest on 2/3/2008, 1,742 vest on 1/30/2009, 3,146 vest on 2/3/2009, and the remaining 1,742 restricted stock units vest on 1/30/2010.

10	These 83 options vested ratably on a monthly basis over the period from 12/31/2006 through 2/13/2007.

11	These 83 options vested ratably on a monthly basis over the period from 12/31/2006 through 2/13/2007.

12	Of these 6,585 restricted stock units, 886 vested on 1/30/2007, 1,852 vested on 2/2/2007, 1,441 vest on 1/30/2008, 925 vest on 2/3/2008, 278 vest on 1/30/2009, 925 vest on 2/3/2009, and the remaining 278 restricted stock units vest on 1/30/2010.

13	These 125 options vested ratably on a monthly basis over the period from 12/31/2006 through 2/13/2007.

14	Of these 6,798 restricted stock units, 798 vested on 1/30/2007, 2,003 vested on 2/2/2007, 1,397 vest on 1/30/2008, 1,001 vest on 2/3/2008, 299 vest on 1/30/2009, 1,001 vest on 2/3/2009, and the remaining 299 restricted stock units vest on 1/30/2010.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2006

The following table shows all stock options exercised and the value realized upon exercise and all stock awards vested and the value realized upon vesting by the named executive officers during fiscal 2006 which ended on December 31, 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
James A. Konrath	—	—	5,496	$290,683
Stuart D. Marvin	—	—	—	—
Jeffrey W. Crawford	—	—	3,638	$192,414
David E. Hertzel	—	—	1,772	$93,721
Joseph J. Lydon	—	—	5,530	$292,482
John S. Buchanan	—	—	1,596	$131,514

1	The values are based on the market value of Accredited's common stock on the date of vesting, multiplied by the number of shares that vested.

PENSION BENEFITS FOR FISCAL 2006

Our named executive officers were not covered in fiscal 2006 under any qualified or non-qualified defined benefit pension plan or supplemental executive retirement plan maintained by the Company (but excluding qualified and nonqualified defined contribution plans) because the Company did not offer any such defined benefit pension or supplemental plan to the named executive officers in fiscal 2006.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL 2006

The following table shows certain information for fiscal 2006 for the named executive officers under the Accredited Home Lenders Holding Co. 2002 Deferred Compensation Plan which we refer to as the “DCP.”

Name	Executive Contributions in Last Fiscal Year ($)[1]	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[3]
James A. Konrath	—	—	—	—	—
Stuart D. Marvin	—	—	—	—	—
Jeffrey W. Crawford	—	—	$10,889.65	—	$138,967.10
David E. Hertzel	—	—	—	—	—
Joseph J. Lydon	—	—	—	—	—
John S. Buchanan	$38,054.82	—	$4,758.58	—	$112,113.38

1	Amounts represent compensation electively deferred by the named executive officers.

2	Amounts represent 2006 earnings on non-equity deferred compensation.

3	Amounts represent 2006 ending balance in non-equity deferred compensation plan (reflects deferrals from previous years, current year, and earnings on such amounts.)

Deferred Compensation Plan—The DCP is a nonqualified deferred compensation plan that benefits directors, certain designated key members of management and key employees. Under the DCP, a participant may elect to defer up to 100% of his base salary, director’s fee, bonus and/or commissions on a pre-tax basis, but any such election must be for a minimum deferral of at least $5,000 per year. The Plan also provides for discretionary Company contributions which may be made in either cash or stock. As described under the “Incentive Compensation Programs” section above, the Company typically grants bonuses each year, a percentage of which are paid in cash to the participants, and the remaining portion which are accounted for as “restricted stock units “ in the DCP. The term “restricted stock unit” refers to a bookkeeping entry to represent that a participant has a right to a number of shares of Company stock in the future as the restricted stock units vest, equal to the number of such restricted stock units granted as part of the bonus.

Accounts are established and maintained under the DCP for each participant, which are credited with the participant’s voluntary deferrals and Company contributions. Such accounts shall be credited monthly, or more frequently as the Compensation Committee may specify, with interest. To determine the participant’s interest rate, the Compensation Committee designates particular funds from which each participant may select to have his accounts deemed to be invested (except for any portion of his or her Company contribution sub-account which is in the form of Company stock).

If a participant elects to receive cash in lieu of stock under the plan, the amount shall be determined using such stock’s fair market value, based on the closing price of a share of stock as quoted on such national or regional securities exchange or market system constituting the primary market for the stock, as reported in The Wall Street Journal or such other source as the Company deems reliable.

All voluntary deferrals under the plan of base salary, director fees, bonus and/or commissions are 100% vested at all times. The Company’s discretionary contributions, including restricted stock unit awards granted under the LTPP as described under the “Incentive Compensation Plans” section above, generally vest 50% two years from the date of grant and 25% each year thereafter until fully vested. The units are payable in Common Stock upon distribution. Stock unit awards granted to directors vest 100% two years from the date of grant.

Distributions from the DCP are paid in either a single lump sum payment or in annual installment payments of substantially equal amounts as determined under the plan. If any portion of a participant’s Company contribution is awarded in the form of Company restricted stock units, then distributions of such Company contributions are made in Company stock. Benefits are paid (or commence) as soon as practicable after the earlier of: (1) the first day of the month following the end of the quarter in which a participant’s employment terminates; (2) the date the Compensation Committee is notified that a participant has died or after the Compensation Committee has determined that a participant has incurred a disability; (3) the first day of the month following the end of the quarter in which the plan is terminated; or (4) the date designated by the participant, which date must be (i) at least two years after the end of the plan year for which the deferrals were made for voluntary deferrals, and (ii) at least two years after the date which the deferrals were made for Company contributions. The rights of participants under the plan upon a termination or employment or a change in control of the Company are discussed in more detail in the section entitled “Potential Payments Upon Termination or Change of Control”.

As an example of the DCP’s operation, in Year 1 the Company pays a bonus under the LTPP of $50,000 in cash with the remaining $50,000 represented by 1,000 restricted stock units (at $50 per share) under the DCP. These restricted stock units will vest over a four year period; after the first two years 500 of the restricted stock units vest; these 500 shares will be distributed to the participant at the time of vesting, unless the participant has previously elected to defer the receipt of such shares; similarly, the remaining 500 shares will be distributed over the following two years—250 shares after the first year, and 250 shares after the second.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our named executive officers are due certain possible payments and benefits upon termination of employment or a change in control. These payments and benefits are summarized in this section (“Potential Payments Upon Termination or Change in Control”) assuming December 31, 2006 as the date of termination of employment and/or the date of a change in control. The December 31, 2006 date is required under Securities and Exchange Commission regulations. For Merger-specific information, please see Item 3 of the Schedule 14D-9. The intrinsic value of acceleration of stock options is based upon the difference between $27.35 per share with respect to each share underlying such option, the fair market value of our common stock on December 31, 2006, and the exercise price of each such option. The intrinsic value of acceleration of restricted stock and restricted stock units is based upon $27.35 per share with respect to each share underlying such award, the fair market value of our common stock on December 31, 2006.

Employment Agreements—Only one of the named executive officers, Mr. Stuart Marvin, is a party to an employment agreement with the Company. The employment agreement is described in more detail in the explanation to the Summary Compensation Table, above. Pursuant to his employment agreement, in the event of Mr. Marvin’s termination without cause by the Company, he will be entitled to receive any salary unpaid as of the date of termination, and no other severance pay or benefits. In the event of a voluntary termination of employment by Mr. Marvin for any reason, he will be entitled to receive any salary accrued and unpaid as of the date of termination, and no other severance pay or benefits. Pursuant to the two restricted stock awards of 14,240 shares each granted in conjunction with Mr. Marvin’s employment agreement, Mr. Marvin will become 100% vested in the restricted stock if, within one year after a Change in Control (which would include the Merger), his employment is terminated without Cause or he resigns for Good Reason.

For these purposes, “Cause” means termination of Mr. Marvin’s employment for any of the following reasons: (i) theft, dishonesty or falsification of business records; (ii) improper use or disclosure of confidential or proprietary information regarding the Company; (iii) failure of Mr. Marvin to perform his job, including all assigned duties; (iv) Mr. Marvin’s material breach of his employment agreement that is not cured as provided in the agreement; (v) Mr. Marvin’s conviction of a criminal act which impairs his ability to perform duties for the Company; and (vi) any action by Mr. Marvin which has a detrimental effect on the business of the Company.

Mr. Marvin will have “Good Reason” to terminate his employment if (i) his compensation, including salary, bonus and perquisites, are reduced from the compensation level in effect during the year preceding the Change in Control (which would include the Merger); or (ii) without his consent, Mr. Marvin’s principal place of the employment is moved to a location that is more than 50 miles from his current place of employment; or (iii) there is a material diminution of Mr. Marvin’s title or duties with the Company.

The intrinsic value of accelerating the vesting of restricted stock in connection with Mr. Marvin’s termination of employment without Cause or his resignation for Good Reason on December 31, 2006 (provided that such termination occurred within one year following a Change in Control as required by Mr. Marvin’s employment agreement) would be $778,928.

Stock Option Plans—Certain rights are granted to our named executive officers under the Stock Option Plans in the event of a change in control of the Company. The following is a description of the rights of option holders with regard to options relating to Common Stock held as of the date of the change in control.

Awards of stock options that were granted to named executive officers are reflected in the Summary Compensation Table and the Grant of Plan-Based Awards Table. These options are granted under one or more of the following plans maintained by the Company:

2002 Stock Option Plan:

Certain of our named executive officers have been granted options under the 2002 Stock Option Plan. Under the 2002 Stock Option Plan and its stock award agreements, upon a Change of Control (which would include the Merger), any outstanding options may be assumed by an acquiring company or substituted with options of the acquiring company. Any Options which are not assumed, exchanged or exercised as of the date of the Change of Control terminate and cease to be outstanding effective as of the date of the Change of Control. Though acceleration is not required under the 2002 Stock Option Plan, the intrinsic value of accelerating of vesting of stock options granted under the 2002 Stock Option Plan to the named executive officers in connection with a Change of Control effective December 31, 2006 is as follows: Mr. Konrath $0, Mr. Marvin $1,276,342, Mr. Crawford $686,020, Mr. Hertzel $2,270, Mr. Lydon $0 and Mr. Buchanan $3,419.

1998 Stock Option Plan:

Certain of our named executive officers have been granted options under the 1998 Stock Option Plan. Under the 1998 Stock Option Plan and its stock award agreements, upon a Transfer of Control (which would include the Merger), any outstanding options may be assumed by an acquiring company or substituted with options of the acquiring company. Any Options which are not assumed, exchanged or exercised as of the date of the Transfer of Control terminate and cease to be outstanding effective as of the date of the Transfer of Control. Though acceleration is not required under the 1998 Stock Option Plan, the intrinsic value of accelerating of vesting of stock options granted under the 1998 Stock Option Plan to the named executive officers in connection with a Transfer of Control effective December 31, 2006 is $0.

1995 Stock Option Plan:

Certain of our named executive officers have been granted options under the 1995 Stock Option Plan. Under the 1995 Stock Option Plan and its stock award agreements, upon a Transfer of Control (which would include the Merger), any outstanding options may be assumed by an acquiring company or substituted with options of the acquiring company. Any Options which are not assumed, exchanged or exercised as of the date of the Transfer of Control terminate and cease to be outstanding effective as of the date of the Transfer of Control. Though not required under the 1995 Stock Option Plan, the intrinsic value of accelerating of vesting of stock options granted under the 1995 Stock Option Plan to the named executive officers in connection with a Change of Control effective December 31, 2006 is $0.

1995 Executive Stock Option Plan

Certain of our named executive officers have been granted options under the 1995 Executive Stock Option Plan. Under the 1995 Executive Stock Option Plan and its stock award agreements, upon a Transfer of Control (which would include the Merger), any unexercisable and/or unvested portion of such outstanding Option shall be immediately exercisable and fully vested as of the date thirty (30) days prior to the Transfer of Control. Any Options which are not exercised as of the date of the Transfer of Control shall terminate and cease to be outstanding effective as of the date of the Transfer of Control. The intrinsic value of accelerating of vesting of stock options granted under the 1995 Executive Stock Option Plan in connection with a Transfer of Control effective December 31, 2006 is $0.

Deferred Compensation Plan—Certain of our named executive officers participate in the DCP, which is described in more detail in the explanation to the Nonqualified Deferred Compensation for Fiscal 2006 table, above. Upon a termination of employment for any reason on December 31, 2006, participants in the 2002 Deferred Compensation Plan would have received the amounts in the “Aggregate Balance Last Fiscal Year End” column in the Non-qualified Deferred Compensation table, above.

The 2002 Deferred Compensation Plan provides for discretionary Company contributions which may be made in either cash or stock. Such Company contributions vest over four (4) years. The Company has made Company contributions in the form of restricted stock unit awards which vest 50% after two years, and additional 25% after three years, and the final 25% after the fourth year. In the event of a Participant’s disability, retirement, death (provided that at the time of such Participant’s death the Participant was providing service to the Company), or the Participant’s termination of employment, if the sum of such Participant’s age and years of service with the Company equal or exceed seventy (70)), the Participant shall become one hundred percent (100%) vested in all Company contributions under the plan. In addition, a Participant shall become one hundred percent (100%) vested in all Company contributions in the event that if within one (1) year after a Change in Control (which would include the Merger), the Participant’s employment is terminated without cause, or if the Participant resigns for Good Reason.

Cause means a termination of employment for any of the following reasons: (i) theft, dishonesty or falsification of business records; (ii) improper use or disclosure of confidential or proprietary information regarding the Company; (iii) failure of a Participant to perform his or her job, including all assigned duties; (iv) any material breach of a written employment agreement which is not cured pursuant to the terms of the agreement; (v) a Participant’s conviction of a criminal act which impairs his or her ability to perform duties for the Company; or (vi) any action by a Participant which has a detrimental effect on the business of the Company. Good Reason means: (i) a Participant’s compensation, including salary, bonus and perquisites, are reduced from the compensation level in effect for Participant during the year preceding the Change in Control (or such shorter period of time as the Participant was employed by the Company); or (2) without the Participant’s consent, the relocation of the principal place of the Participant’s employment to a location that is more than fifty (50) miles from the Participant’s current place of employment; or (3) a material diminution of the Participant’s title or duties with the Company. In the event that the named executive officers’ employment was terminated on

December 31, 2006 on account of death, disability, retirement or on account of a termination without Cause or a resignation for Good Reason (with such terminations occurring within one year following a Change in Control), the intrinsic value of accelerating of vesting of restricted stock units granted with respect to Company contributions under the 2002 Deferred Compensation Plan would be as follows: Mr. Konrath $978,884, Mr. Marvin $0, Mr. Crawford $634,356, Mr. Hertzel $180,100, Mr. Lydon $979,841 and Mr. Buchanan $185,925.

Merger Agreement

The Merger Agreement provides that: (i) each outstanding restricted share shall vest upon the consummation of the Merger and be immediately exchanged for a cash payment equal to the Merger Consideration (as defined in the Merger Agreement), less any applicable withholding taxes and without interest; (ii) each outstanding restricted stock unit under the DCP shall, upon the consummation of the Merger, be immediately exchanged for a cash payment equal to the Merger Consideration and the Merger Consideration will be contributed to a trust under the DCP, with the vesting and subsequent distribution of such contributed amounts to occur in accordance with the DCP; and (iii) each option to purchase Company Stock currently outstanding shall immediately vest upon the consummation of the Merger and be immediately exchanged for a cash payment equal to the difference between the exercise price of such option and the Merger Consideration, less any applicable withholding taxes and without interest. As an alternative to the cashout of the restricted shares or options, certain officers or directors may be presented the opportunity to exchange such equity for shares of the Offeror under terms to be determined by the officer/director and the Offeror. The estimated value of these accelerations is shown in the Schedule, in the section entitled “Past Contacts, Transactions, Negotiations and Agreements.”

DIRECTOR COMPENSATION FOR FISCAL 2006

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]		Option Awards ($)[3]		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)	Total ($)
James H. Berglund	$60,500	$94,927	[4]	$917	[5]				$156,344
Gary M. Erickson	$83,500	$95,298	[6]	$917	[7]				$179,715
Bowers W. Espy	$74,500	$67,274	[8]	$42,285	[9]				$184,059
Jody A. Gunderson	$82,500	$95,298	[10]	$963	[11]				$178,761
Richard T. Pratt	66,500	$95,298	[12]	$917	[13]				$162,715
Stephen E. Wall	11,250			$27,936	[14]				$39,186

1	Amounts consist of cash fees earned by the directors for services rendered in fiscal 2006.

2	The amount represents, with respect to stock awards, the dollar value recognized for financial statement reporting purposes in the 2006 fiscal year. The amount recognized is based on the fair value of the stock awards granted in 2006, as well as prior fiscal years, in accordance with FAS 123R. For stock awards the fair value is the market value of the Company’s stock at the date of grant. The fair value associated with the expense above was based on stock prices between $34.83 and $52.53.

3	The amount represents, with respect to stock options, the dollar value recognized for financial statement reporting purposes in the 2006 fiscal year. The amount recognized is based on the fair value of the stock awards granted in 2006, as well as prior fiscal years, in accordance with FAS 123R. For stock options the fair value of options is derived using the Black-Scholes multiple option model. The assumptions used in the option model are the weighted-average risk-free rate, weighted-average expected life, the expected volatility, the exercise price, and the market price on the date of grant. The range of fair value associated with the expense above was between $.41 and $13.52.

4	Mr. Bergland has 6,463 share awards outstanding at fiscal year end. The average grant date fair value of these awards computed in accordance with FAS 123R was $41.78.

5	Mr. Bergland has 17,500 options outstanding at fiscal year end. The average grant date fair value of these options computed in accordance with FAS 123R was $.41.

6	Mr. Erickson has 6,427 share awards outstanding at fiscal year end. The average grant date fair value of these awards computed in accordance with FAS 123R was $42.01.

7	Mr. Erickson has 17,500 options outstanding at fiscal year end. The average grant date fair value of these options computed in accordance with FAS 123R was $.41.

8	Mr. Espy has 3,917 share awards outstanding at fiscal year end. The average grant date fair value of these awards computed in accordance with FAS 123R was $45.95.

9	Mr. Espy has 17,500 options outstanding at fiscal year end. The average grant date fair value of these options computed in accordance with FAS 123R was $10.13.

10	Ms. Gunderson has 6,427 share awards outstanding at fiscal year end. The average grant date fair value of these awards computed in accordance with FAS 123R was $42.01.

11	Ms. Gunderson has 51,000 options outstanding at fiscal year end. The average grant date fair value of these options computed in accordance with FAS 123R was $.75.

12	Mr. Pratt has 6,427 share awards outstanding at fiscal year end. The average grant date fair value of these awards computed in accordance with FAS 123R was $42.01.

13	Mr. Pratt has 17,500 options outstanding at fiscal year end. The average grant date fair value of these options computed in accordance with FAS 123R was $.41.

14	Mr. Wall 17,500 options outstanding at fiscal year end. The average grant date fair value of these options computed in accordance with FAS 123R was $13.52.

During 2006, each of our non-employee directors received $1,500 for each meeting of the Board they attended and an annual retainer of $25,000, paid quarterly in arrears. In addition, each of our non-employee directors other than Audit Committee members received $1,000 for each committee meeting they attended; the non-employee members of the Audit Committee received $2,000 for each committee meeting they attended; the chairpersons of the Compensation Committee and Nominating & Corporate Governance Committee each received an additional $1,000 per meeting attended, and the chairperson of the Audit Committee received an additional $2,000 per meeting attended. During 2006, Gary Erickson served as the Lead Director of the Board at an additional annual retainer of $25,000, paid quarterly in arrears. The primary responsibilities of the Lead Director include acting as a liaison between the Board and the Chairman of the Board; serving as Chairman of the Board during executive sessions of non-employee directors; and facilitating communications between committees and from Company employees and stockholders to the Board. The Lead Director is nominated and appointed by Board resolution.

Each non-employee director is entitled to receive an annual grant of stock options to purchase 7,500 shares of our common stock on the date of each annual meeting of stockholders under our 2002 Option Plan. As discussed in the following paragraph, however, since March 2004, we have been awarding annual grants of restricted shares in lieu of these annual grants of stock options. The 2002 Option Plan also provides for an initial, automatic grant of an option (“Initial Option”) to purchase 17,500 shares of our common stock upon a new non-employee director’s election to our Board.

A non-employee director granted an Initial Option on, or within a period of six months prior to, the date of an annual meeting of stockholders is not entitled to receive an annual option with respect to that annual stockholders’ meeting. Each Initial Option and annual option granted under the 2002 Plan has an exercise price per share equal to or in excess of the fair market value per share of our common stock on the date of grant and a term of ten years. Both the Initial Options and the annual options granted to newly elected or appointed non-employee directors vest and become exercisable in four substantially equal installments on each of the four anniversaries of the date of grant of the option. All automatic non-employee director options granted under the 2002 Plan are nonqualified stock options. They must be exercised, if at all, within 12 months after a non-employee director’s termination of service with us by reason of death or disability and otherwise within three months after termination of service, but in no event later than the expiration of the option’s term. In the event of a Change in Control (which would include the Merger), all automatic non-employee director options will become fully vested and exercisable.

In response to changing industry practices and competitive pressures in early 2004, the Board conducted a review of the retention and incentive practices of certain of the Company’s competitors and peers. Following that review, the Board determined that the outside director retention goals of the Company were better met through an annual grant of restricted shares of Company common stock under the DCP in lieu of the annual grant of options to purchase 7,500 shares of common stock under the 2002 Option Plan. In March 2004, the Board approved annual grants of restricted shares of common stock under the DCP with a dollar value equivalent of $90,000 for each non-employee director. For non-employee directors currently serving on the Board, the grants will occur annually on February 14, the anniversary of the effective date of the Company’s initial public offering in 2003. New non-employee directors are entitled to receive their restricted share grants on the first day of the calendar quarter nearest to that director’s anniversary of election or appointment to the Board. Each restricted share grant vests upon the second anniversary of its date of grant. In order to receive the restricted share grant(s), each non-employee director is required to sign, and has signed, a waiver of his or her right to receive the annual option grant under the 2002 Plan; however, new non-employee directors will continue to receive an Initial Option, and any Initial Option previously granted under the 2002 Option Plan will continue to remain outstanding.

In addition to the foregoing, the Company reimburses all non-employee directors for expenses incurred to attend meetings of our Board or its committees, promptly after such expense is incurred.

CERTAIN TRANSACTIONS WITH

RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Transactions Involving Officers, Directors and 5% Stockholders

Since January 2007, there has been no transaction to which we were a party in which the amount involved exceeded $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had a direct or indirect material interest, other than the compensation arrangements, including stock option agreements, and other agreements and transactions which are described herein and the transactions described below.

Transactions with Accredited Mortgage Loan REIT Trust

AHL is our wholly-owned subsidiary and the direct corporate parent of the REIT. We are the indirect corporate parent of the REIT and the guarantor with respect to payments on the REIT’s outstanding publicly held preferred shares. The REIT may have interests which are not identical to ours. Consequently, conflicts of interest may arise with respect to transactions, including, without limitation, the REIT’s acquisition of mortgage loans from AHL and the provision by AHL of advisory services to the REIT. It is our intention, and that of the REIT, that any agreements and transactions between us, on the one hand, and AHL, the REIT and/or their respective affiliates, on the other hand, are fair to all parties and consistent with market terms. However, there can be no assurance that such transactions will be on terms as favorable to us as those that could have been obtained from unaffiliated third parties.

On October 1, 2004, the REIT entered into an intercompany administration and servicing agreement with AHL whereby the REIT compensates AHL for loan servicing, treasury, accounting, tax and other administrative services provided by AHL. The REIT pays to AHL a management fee equal to 0.5% per year on the outstanding principal balance of the loans serviced by it, plus miscellaneous fee income collected from mortgagors, including late payment charges, assumption fees and similar items. The REIT, on the one hand, and AHL, on the other hand, may offset any balance or amount due from one party to the other under this agreement or any other contract entered into between such parties. Therefore, on each settlement date, either the REIT or AHL will pay to the other party interest on the net average balance payable at an annual rate equal to the Six-Month LIBOR plus 1.0%. In 2006, the net payments to the REIT from Accredited pursuant to this agreement were $10.3 million.

AHL has previously executed securitizations of residential mortgage loans in which it obtained the related retained interests. During 2004, AHL transferred the retained interests in the Accredited Mortgage Loan Trust 2002-1, 2002-2, 2003-1, 2003-2, 2003-3 and 2004-1 securitizations to the REIT as a net contribution of capital totaling $59.1 million, which does not include additional cash contributions and subsequent contributions of assets and liabilities during 2004 for the Accredited Mortgage Loan Trust 2004-2, 2004-3 and 2004-4 securitizations. In addition, the REIT subsequently acquired the mortgage assets for the Accredited Mortgage Loan Trust 2004-2, 2004-3, 2005-1, 2005-2, 2005-3, 2005-4, 2006-1, 2006-2 and 2007-1 securitizations as contributions of capital from AHL. These mortgage assets consisted primarily of residential mortgage loans, or interests in these mortgage loans, that had been originated or acquired by AHL.

During 2006, AHL and the REIT, as several borrowers or sellers, entered into warehouse transactions with lenders to finance the related mortgage loans that may be contributed by AHL to the REIT and then subsequently securitized with permanent bond financing. As of June 18, 2007, AHL and the REIT are party to two warehouse facilities which permit the securitization of mortgage loans directly from the warehouse facility. The duration of these facilities is one year. Each of the agreements has a cross-collateralization provision between AHL and the REIT, and AHL provides a guarantee of the REIT’s obligations under the credit facilities. Also, Accredited provides a guarantee of AHL’s and the REIT’s obligations under each of the credit facilities. In addition, the facilities are structured so that the REIT only has monetary responsibilities for a limited period of time prior to a securitization and otherwise does not have any monetary obligations under the facilities. The net proceeds of the securitizations are to be primarily used by AHL or the REIT to repay the warehouse debt and pay other expenses of the securitization.

Transactions with Farallon Capital Management, LLC and Related Entities

In March 2007, the Company closed a $230 million term loan facility provided by Farallon Capital Management, LLC and related entities (collectively, “Farallon”). The loans under the facility have a five-year term and may be repaid by Accredited at any time over the life of the loan, subject to certain conditions and prepayment fees. The loans are secured by a pledge of certain subsidiaries, including all domestic subsidiaries, and a security interest over certain assets. In connection with the financing, Farallon received warrants to acquire up to approximately 3.23 million shares of the Company’s common stock at an exercise price of $10 per share. In connection with the consummation of a change of control transaction such as the Offer, Farallon can require the Company to purchase the warrants and the Company can require Farallon to sell the warrants, in each case, for an amount per warrant equal to the Offer price (or the then current market price of the Company’s common stock, if greater) less the warrant exercise price per share. If not previously exercised, the warrants will expire in ten years from the issuance date. We also entered into an investor rights agreement with Farallon pursuant to which Farallon was granted certain preemptive rights, registration rights and board observer rights. Proceeds of the term loan can be used for general working capital, the funding of mortgage loans, and other corporate needs.

Review and Approval of Related Party Transactions

As required by the ruled of the NASDAQ Marketplace and pursuant to the charter of the Audit Committee, the Audit Committee reviews and approves any related party transactions entered into between the Company and related parties and reviews each such transaction for potential conflicts and other improprieties. There are at present no written or otherwise established policies for reviewing and approving related party transactions except for the provisions of the Audit Committee Charter described above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors and persons who beneficially own more than 10% of our common stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such person. Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all our executive officers, directors and greater-than-10% stockholders complied with filing requirements applicable to them, except the following: Mr. Hertzel and Mr. Konrath each filed a Form 4 in 2006 to amend reports previously filed in 2005; Mr. Konrath filed two Form 4s and each of Mr. Buchanan, Mr. Crawford and Mr. Hertzel filed one Form 4 in 2006 to amend reports previously filed in 2006; and each of Mr. Berglund, Mr. Erickson, Ms. Gunderson, Mr. Harding, Mr. Lydon, Mr. Meyerson and Mr. Pratt filed a Form 4 during 2006 (or in the case of Mr. Meyerson, during 2007) past the required two business day deadline.

ANNEX II

Bear, Stearns & Co. Inc. 383 Madison Avenue New York, New York 10179 Tel 212.272.2000 www.bearstearns.com

June 4, 2007

The Special Committee of the Board of Directors

of Accredited Home Lenders Holding Co.

The Board of Directors of

Accredited Home Lenders Holding Co.

15253 Avenue of Science, Building 1

San Diego, CA 92128

Ladies and Gentlemen:

We understand that Accredited Home Lenders Holding Co. (“Accredited” or the “Company”), LSF5 Accredited Investments, LLC (“Parent”) and LSF5 Accredited Merger Co., Inc. (“Purchaser”) have entered into an Agreement and Plan of Merger dated as of June 4, 2007 (the “Agreement”), pursuant to which (i) Parent will cause Purchaser to commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), for $15.10 per share (the “Consideration to be Received”) and (ii) Purchaser will be merged with and into the Company in a merger (the “Merger” and together with the Tender Offer, the “Transaction”) in which each share of Company Common Stock, other than shares held in treasury or held by Parent or any of its direct or indirect subsidiaries or as to which dissenters’ rights have been perfected, will be converted into the right to receive the Consideration to be Received. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Agreement. We further understand that, in connection with the Transaction, Lone Star Fund V (U.S.), L.P., an affiliate of Parent and Purchaser (collectively with Parent and Purchaser, “Lone Star”) has delivered a letter agreement dated June 4, 2007 guaranteeing the payment of the Consideration to be Received in the Tender Offer, the Merger and the termination fee obligations of Parent and Purchaser (the “Limited Guarantee” and together with the Agreement, the “Transaction Documentation”). You have provided us with a conformed copy of the Transaction Documentation as executed.

The Special Committee of the Board of Directors of Accredited (the “Special Committee”) has asked us to render our opinion to both the Special Committee and the Board of Directors of the Company (the “Board of Directors”) as to whether the Consideration to be Received is fair, from a financial point of view, to the holders of Company Common Stock, excluding Lone Star and its affiliates (to the extent they hold shares of Company Common Stock).

In the course of performing our review and analyses for rendering this opinion, we have:

•	Reviewed the Agreement and the Limited Guarantee;

•

Reviewed Accredited’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2004 and December 31, 2005, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006 and its Current Reports on Form 8-K filed since December 31, 2005 (we note that Accredited has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2006 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007);

ATLANTA	BEIJING	BOSTON	BUENOS AIRES	CHICAGO	DALLAS	DUBLIN	HONG KONG	LONDON

LOS ANGELES	LUGANO	NEW YORK	PUERTO RICO	SAN FRANCISCO	SÃO PAULO	SHANGHAI	SINGAPORE	TOKYO

The Special Committee of the Board of Directors

of Accredited Home Lenders Holding Co.

The Board of Directors of

Accredited Home Lenders Holding Co.

June 4, 2007

•

Reviewed certain operating and financial information relating to Accredited’s business and prospects, including (i) certain unaudited financial information for the year ended December 31, 2006, (ii) certain unaudited monthly financial information for January through April 2007 and (iii) certain monthly and quarterly projections and liquidity scenarios for the years ended December 31, 2007, December 31, 2008 and December 31, 2009, all as prepared and provided to us by the Company’s management;

•

Met with certain members of Accredited’s senior management to discuss the Company’s business, operations, historical and projected financial results, financial condition, current and prospective access to capital, current and prospective liquidity and future prospects, including such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Transaction or another similar extraordinary corporate transaction;

•	Reviewed the historical prices, trading multiples and trading volume of the Company Common Stock;

•

Reviewed and/or performed various valuation and financial analyses based on the projections and liquidity scenarios for the Company that were provided by management, including liquidity analyses, illustrative discounted future stock price analyses and a hypothetical liquidation analysis (based on guidance provided by certain members of Accredited’s senior management);

•	Reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Accredited;

•	Reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to Accredited; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

In evaluating Accredited’s projected financial results, financial condition, current and prospective access to capital, current and prospective liquidity and future prospects, we understand, based on our various discussions with the Special Committee and Accredited’s senior management, that:

•

Recent turmoil in the non-prime mortgage sector has put substantial pressure on Accredited’s ability to sustain and fund its operations. Liquidity has become a significant concern for Accredited, and the Company’s future prospects are highly uncertain:

•

Non-prime whole-loan pricing has deteriorated to levels which do not allow Accredited to sell whole-loans on a profitable basis. As a result, Accredited must pursue a more capital intensive strategy of either holding or securitizing loans.

•

The Company’s access to capital in the form of warehouse funding and securitization financing has become extremely limited and, to the extent available, relatively more expensive compared to historical levels.

•

As a result of the incurrence of significant operating losses during the past six months, Accredited has experienced a substantial deterioration of the Company’s capital base and a significant decline in its book value per share.

•

As a result of the non-prime mortgage sector disruption and the Company’s recent operating results and unclear prospects, Accredited has seen the price of the Company Common Stock drop significantly since February 2007 (reaching an all-time low price of $3.77 on March 13, 2007), and the price of the Company Common Stock has demonstrated substantial volatility during the past few months.

The Special Committee of the Board of Directors

of Accredited Home Lenders Holding Co.

The Board of Directors of

Accredited Home Lenders Holding Co.

June 4, 2007

•	As a result of recent and on-going conditions in the non-prime mortgage sector, the Company’s stand-alone liquidity profile remains challenging:

—	Under the terms of an existing $230 million term loan, the Company is required to maintain minimum liquidity of at least $75 million at all times and issue a notification to the lender if liquidity falls, or is likely to fall, below $150 million.

—	As of April 30, 2007, the Company had unrestricted cash of approximately $295 million. Under one scenario of financial projections provided to us by the Company’s management, unrestricted cash levels are projected to approach the $75 million level from December 2007 through May 2008 before improving thereafter.

•

Accredited has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2006 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 due to the resignation of the Company’s independent public accounting firm in March 2007:

•

The Company’s current lack of public company audited financial statements may further limit Accredited’s ability to retain warehouse providers, to securitize mortgage loans in the future and/or to raise other forms of capital (e.g., common stock and/or equity-linked securities) to finance its ongoing operating requirements.

•

On March 19, 2007, Accredited announced that it had received notice from NASDAQ that the Company Common Stock is subject to delisting from the NASDAQ Stock Market. NASDAQ issued the notice, as required by its Marketplace Rules, in connection with the Company’s failure to timely file its Annual Report on Form 10-K for the year ended December 31, 2006. Accredited has since requested a hearing before the NASDAQ Listing Qualifications Panel (the “NASDAQ Panel”) to appeal the NASDAQ staff’s determination to delist the Company’s stock. At the hearing, which was held on May 3, 2007, the Company presented its plan to regain compliance with NASDAQ’s filing requirements. The NASDAQ Panel has not rendered a determination in this matter to date. On May 15, 2007, Accredited announced that it had received an additional deficiency notice from NASDAQ due to the Company’s failure to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

•

The delayed filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 may also violate certain state and provincial regulatory licensing requirements. Accredited has contacted most state regulatory authorities regarding the delay in filing its Annual Report on Form 10-K for the year ended December 31, 2006. Accredited has been told orally by the various regulatory authorities in affected states that they will allow the Company additional time to complete its year-end audit.

•

As a result of the foregoing industry dynamics and Company-specific factors, the Special Committee and Accredited’s senior management believe that the Company currently (and for the foreseeable future) has limited access to equity capital on reasonable economic terms:

•	The Special Committee engaged another investment banking firm to, among other things, assess the feasibility of raising common stock or equity-linked capital on behalf of the Company.

•

Both the Special Committee and Accredited’s senior management concluded that the economic terms and other conditions of such investment banking firm’s equity financing proposal were highly unattractive and were inferior relative to a potential sale of the Company or a potential investment into Accredited by a strategic acquiror/investor or a private equity firm.

The Special Committee of the Board of Directors

of Accredited Home Lenders Holding Co.

The Board of Directors of

Accredited Home Lenders Holding Co.

June 4, 2007

In rendering our opinion herein, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Accredited or obtained by us from public sources, including, without limitation, the projections and liquidity scenarios referred to above. With respect to the projections and liquidity scenarios, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Accredited as to the expected future performance of Accredited. We note that such financial projections are subject to significant uncertainty, particularly in light of recent and on-going conditions in the non-prime mortgage sector and the Company’s recent financial performance, current financial condition, current and prospective access to capital, current and prospective liquidity and unclear future prospects. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the projections and liquidity scenarios, and we have further relied upon the assurances of the senior management of Accredited that they are unaware of any facts that would make the information, projections and liquidity scenarios incomplete or misleading. Further, Bear Stearns is not expressing any view or opinion regarding the achievability of any such financial projections or liquidity scenarios and the resulting impact on the Company’s financial performance, financial condition, liquidity and resulting stockholder value.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Accredited, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Special Committee to solicit indications of interest from various third parties regarding a potential acquisition or investment transaction with Accredited, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Transaction Documentation without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Accredited.

We do not express any opinion as to the price or range of prices at which the Company Common Stock may trade subsequent to the announcement of the Transaction.

We have acted as a financial advisor to the Special Committee in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. In addition, Accredited has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Bear Stearns has previously been engaged by Accredited, Lone Star and/or their respective affiliates to provide investment banking and other services on matters unrelated to the Transaction, for which we have received (or expect to receive) customary fees. Accredited, Lone Star and its affiliates also are brokerage clients and trading counterparties of Bear Stearns. Bear Stearns may seek to provide Accredited, Lone Star and/or their respective affiliates with additional investment banking, broker-dealer and other services unrelated to the Transaction in the future. Bear Stearns and/or certain of its personnel and affiliates may have passive minority investments in certain investment funds managed directly or indirectly by Lone Star and/or its affiliates, and in portfolio companies of such funds.

Consistent with applicable legal and regulatory requirements, Bear Stearns has adopted policies and procedures to establish and maintain the independence of Bear Stearns’ research departments and personnel. As a result, Bear Stearns’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Accredited, Lone Star and their respective affiliates, the Transaction and other participants in the Transaction that differ from the views of Bear Stearns’ investment banking personnel.

In the ordinary course of business, Bear Stearns and its affiliates may actively trade for its own account and for the accounts of its customers equity and debt securities, bank debt and/or other financial instruments issued

The Special Committee of the Board of Directors

of Accredited Home Lenders Holding Co.

The Board of Directors of

Accredited Home Lenders Holding Co.

June 4, 2007

by Accredited and/or affiliates of Lone Star, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.

It is understood that this letter is intended for the benefit and use of the Special Committee and the Board of Directors and does not constitute a recommendation to the Special Committee or the Board of Directors, nor does this letter constitute a recommendation to any holders of Company Common Stock as to whether to tender any shares of Company Common Stock pursuant to the Tender Offer or how to vote in connection with the Transaction or otherwise. This opinion does not address Accredited’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Accredited or the effects of any other transaction in which Accredited might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any tender offer documents and/or proxy statement to be distributed to the holders of Company Common Stock in connection with the Transaction. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the holders of Company Common Stock, excluding Lone Star and its affiliates (to the extent they hold shares of Company Common Stock).

Very truly yours,

BEAR, STEARNS & CO. INC.

By:
Senior Managing Director

ANNEX III

June 3, 2007

The Special Committee of the Board of Directors of Accredited Home Lenders Holding Co.

15253 Avenue of Science

San Diego, CA 92128

The Board of Directors of Accredited Home Lenders Holding Co.

15253 Avenue of Science

San Diego, CA 92128

Dear Members of the Special Committee and Board of Directors:

We understand that LSF5 Accredited Investments, LLC (“Parent”), LSF5 Accredited Merger Co., Inc. (the “Acquiror”) and Accredited Home Lenders Holding Co. (the “Company”), propose to enter into an agreement pursuant to which, among other things, (i) the Acquiror will commence a tender offer for any and all of the shares of the outstanding common stock of the Company (“Company Common Stock” and, such tender offer, the “Offer”) at a purchase price of $15.10 per share in cash (the “Consideration”), and (ii) subsequent to the Offer, the Acquiror will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Transaction, each outstanding share of Company Common Stock not previously tendered, other than shares held in treasury or held by Parent or any of its direct or indirect subsidiaries or as to which dissenters’ rights have been perfected, will be converted into the right to receive the Consideration. “Stockholders” shall be defined as all holders of Company Common Stock, other than Lone Star (as defined below) and its affiliates. We further understand that, in connection with the Transaction, Lone Star Fund V (U.S.), L.P., an affiliate of Parent and the Acquiror (collectively with Parent and the Acquiror, “Lone Star”), will deliver a letter agreement guaranteeing the payment of the Consideration and the termination fee obligations of Parent and the Acquiror (the “Guarantee”).

The Special Committee (the “Committee”) has requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee and the Board of Directors of the Company as to whether, as of the date hereof, the Consideration to be received by the Stockholders in the Transaction is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the Company’s annual reports to shareholders on Form 10-K for the fiscal years ended December 31, 2003, December 31, 2004, and December 31, 2005, a draft version of Form 10-K for the fiscal year ended December 31, 2006, quarterly reports on Form 10-Q for the quarters ended September 30, 2006, June 30, 2006, and March 31, 2006, and Company-prepared interim financial statements for the period ended April 30, 2007, which the Company’s management has identified as being the most current financial statements available;

2.	spoken with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction, and spoken with representatives of the Committee’s and/or Company’s investment bankers and counsel regarding the Company, the Transaction, and related matters, including such management’s views of the operational and financial risks and uncertainties attendant with not pursuing the Transaction or another similar extraordinary corporate transaction;

3.	reviewed the following agreements and documents: a. the draft of the Agreement and Plan of Merger by and among the Company, Parent (of which Lone Star is the indirect owner of a majority of its membership interests), and the Acquiror (a wholly-owned subsidiary of Parent) dated June 1, 2007; and

b. the Guarantee as summarized to us on June 1, 2007;

The Special Committee of the Board of Directors of Accredited Home Lenders Holding Co. June 3, 2007	- 2 -

4.	reviewed financial forecasts and projections prepared by the management of the Company with respect to the Company for the fiscal years ended December, 31, 2007 through 2009 and given to us on June 2, 2007, 2007 (the “Projections”);

5.	reviewed and/or performed various valuation and financial analyses based on the Projections and liquidity scenarios for the Company that were provided by management, including liquidity analyses, illustrative discounted future book value analyses and a hypothetical liquidation analysis (based on guidance provided by certain members of the Company’s senior management);

6.	reviewed the historical market prices and trading volume for the Company’s publicly traded securities for the past four years;

7.	reviewed certain publicly available financial data for certain companies that we deemed relevant and publicly available transaction prices and premiums paid in other transactions that we deemed relevant; and

8.	conducted such other financial studies, analyses and inquiries as we have deemed appropriate.

In evaluating the Company’s projected financial results, financial condition, current and prospective access to capital, current and prospective liquidity and future prospects, we understand, based on our discussions with the Committee and the Company’s senior management, that:

•

Recent turmoil in the non-prime mortgage sector has put substantial pressure on the Company’s ability to sustain and fund its operations. Liquidity has become a significant concern for the Company, and the Company’s future prospects are highly uncertain:

•

Non-prime whole-loan pricing has deteriorated to levels which do not allow the Company to sell whole-loans on a profitable basis. As a result, the Company must pursue a more capital intensive strategy of either holding or securitizing loans.

•	The Company’s access to capital in the form of warehouse funding and securitization financing has become extremely limited and, to the extent available, expensive relative to historical levels.

•

As a result of the incurrence of significant operating losses during the past six months, the Company has experienced a substantial deterioration of its capital base and a significant decline in its book value per share.

•

As a result of the non-prime mortgage sector disruption and the Company’s recent operating results and unclear prospects, the Company has seen its stock price drop significantly since February 2007 (reaching an all-time low price of $3.77 on March 13, 2007), and the price of the Company Common Stock has demonstrated substantial volatility during the past few months.

•	As a result of recent and on-going conditions in the non-prime mortgage sector, the Company’s stand-alone liquidity profile remains challenging:

—	Under the terms of an existing $230 million term loan, the Company is required to maintain minimum liquidity of at least $75 million at all times and issue a notification to the lender if liquidity falls, or is likely to fall, below $150 million.

—	As of April 30, 2007, the Company had unrestricted cash of approximately $295 million. Under one scenario of financial projections provided to us by the Company’s management, unrestricted cash levels are projected to approach the $75 million level from December 2007 through May 2008 before improving thereafter.

The Special Committee of the Board of Directors of Accredited Home Lenders Holding Co. June 3, 2007	- 3 -

•

The Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2006 or its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 due to the resignation of the Company’s independent public accounting firm in March 2007:

•

The Company’s current lack of public company audited financial statements may further limit its ability to retain warehouse providers, to securitize mortgage loans in the future and/or to raise other forms of capital (e.g., common stock and/or equity-linked securities) to finance its ongoing operating requirements.

•

On March 19, 2007, the Company announced that it had received notice from NASDAQ that the Company Common Stock is subject to delisting from the NASDAQ Stock Market. NASDAQ issued the notice, as required by its Marketplace Rules, in connection with the Company’s failure to timely file its Annual Report on Form 10-K for the year ended December 31, 2006. The Company has since requested a hearing before the NASDAQ Listing Qualifications Panel (the “NASDAQ Panel”) to appeal the NASDAQ staff’s determination to delist the Company’s stock. At the hearing, which was held on May 3, 2007, the Company presented its plan to regain compliance with NASDAQ’s requirements. The NASDAQ Panel has not rendered a determination in this matter to date. On May 15, 2007, the Company announced that it had received an additional deficiency notice from NASDAQ due to the Company’s failure to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

•

The delayed filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 may also violate certain state and provincial regulatory licensing requirements. The Company has contacted most state regulatory authorities regarding the delay in filing its Annual Report on Form 10-K for the year ended December 31, 2006. The Company has been told orally by the various regulatory authorities in affected states that they will allow the Company additional time to complete its year-end audit.

•

As a result of the foregoing industry dynamics and Company-specific factors, the Committee and the Company’s senior management believe that the Company currently (and for the foreseeable future) has limited access to equity capital on reasonable economic terms:

•	The Committee engaged another investment banking firm to, among other things, assess the feasibility of raising common stock or equity-linked capital on behalf of the Company.

•

Both the Committee and the Company’s senior management concluded that the economic terms and other conditions of such investment banking firm’s equity financing proposal were highly unattractive and were inferior relative to a potential sale of the Company or a potential investment into the Company by a strategic acquiror/investor or a private equity firm.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the Projections and liquidity scenarios reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such Projections and liquidity scenarios or the assumptions on which they are based. We note that such financial projections are subject to significant uncertainty, particularly in light of recent and on-going conditions in the non-prime mortgage sector and the Company’s recent financial performance, current financial condition, current and prospective access to capital, current and prospective liquidity and unclear future prospects. We are not expressing any view or opinion regarding the achievability of any such financial projections or liquidity scenarios and the resulting impact on the Company’s financial performance, financial condition, liquidity and resulting stockholder value. We have relied upon and assumed, without independent verification, that there has been no material change in the assets,

The Special Committee of the Board of Directors of Accredited Home Lenders Holding Co. June 3, 2007	- 4 -

liabilities, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements provided to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have not considered any aspect or implication of any transaction to which the Company is a party (other than as specifically described herein with respect to the Transaction).

With respect to outstanding litigation involving the Company and for which significant damages are alleged, we have, at your instruction, relied, without independent verification, solely upon the judgment of the management of the Company and its counsel that the outcome of the litigation will not have a material adverse effect on the financial condition or results or operations of the Company.

We do not express any opinion as to the outstanding litigation or investigations relating to the Company, as to which we understand that the Company has conducted such diligence and other investigations, and has obtained such advice from qualified professionals, as it deems necessary. With respect to such litigation or investigations relating to the Company, the Company has instructed us to assume, and we have assumed, without independent verification, and based solely upon the assessment and judgment of the management and counsel of the Company, (i) that the aggregate amount of losses, if any, that could be assessed against or agreed to by the Company in connection with such litigation or investigations will not exceed the amount estimated by the management of the Company, and (ii) that no such litigation or investigations relating to the Company will otherwise have an adverse impact on the current or future results of operations of the Company.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 3 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the agreements and documents provided to us, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise) or any other financial term of the Transaction. We also have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any material portion of the assets of the Company, or otherwise have an adverse effect on the Company or any expected benefits of the Transaction. In addition, we have relied upon and assumed, without independent verification, that the final forms of the draft documents identified above will not differ in any material respect from such draft documents.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We express no opinion regarding the liquidation value of any entity. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject and, at your direction and with your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertion of claims, outcomes or damages arising out of any such matters.

The Special Committee of the Board of Directors of Accredited Home Lenders Holding Co. June 3, 2007	- 5 -

We have not been requested to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Committee, the Board of Directors or any other party with respect to business combination alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. Subsequent events that could materially affect the conclusions set forth in this Opinion include, without limitation, adverse changes in industry performance or market conditions; changes to the business, financial condition and results of operations of the Company; changes in the terms of the Transaction; and the failure to consummate the Transaction within a reasonable period of time.

This Opinion is furnished for the use and benefit of the Committee and the Board of Directors in connection with their consideration of the Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to any security holder or any other person as to how such person should act or vote or tender their shares with respect to the Transaction.

In the ordinary course of business, certain of our affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction. The Company has agreed to indemnify us for certain liabilities arising out of our engagement.

Houlihan Lokey and its affiliates have in the past provided, are currently providing and in the future may provide, investment banking, financial advisory and other financial services to the Committee, the Company and the Acquiror, for which Houlihan Lokey and such affiliates have received, and expect to receive, compensation, including, among other things, Houlihan Lokey Howard & Zukin Capital, Inc. (“HLHZ”), an affiliate of Houlihan Lokey, having been retained by the Committee on April 1, 2007 to perform a strategic alternative analysis, which included a review of the Company’s corporate strategic posture and the identification of various possible strategic alternatives available to the Company, and to assist the Committee in its consideration of potential transactions that were proposed in connection with the process instituted by Bear, Stearns & Co. Inc. and/or Friedman, Billings, Ramsey & Co., Inc. at the direction of the Committee, for which we were paid customary compensation, some of which is still payable, but is not contingent on the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, regardless of its conclusion, which is also not contingent upon the successful completion of the Transaction.

We have not been requested to opine as to, and this Opinion does not address: (i) the underlying business decision of the Committee, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise, except as expressly addressed in this Opinion, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or any other party other than those set forth in this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage, (v) the tax or legal consequences of the Transaction to either the Company, its security holders, or any other party, (vi) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s

The Special Committee of the Board of Directors of Accredited Home Lenders Holding Co. June 3, 2007	- 6 -

security holders (including without limitation the allocation of any consideration amongst or within such classes or groups of security holders), (vii) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, or (viii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessment by the Committee, the Company and their respective advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Stockholders of the Company in the Transaction is fair to them from a financial point of view.

Very truly yours,

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

ANNEX IV

Text of Section 262 of the Delaware General Corporation Law

Title 8, Corporations; Chapter 1, General Corporation Law; Subchapter IX. Merger Consolidation

or Conversion

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title will be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights will be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section will be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights will be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section will be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights will be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section will be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, will apply as nearly as is practicable.

(d) Appraisal rights will be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, will notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and will include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares will deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation will not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation will notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, will, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation will send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation will send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given will, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that will be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date will be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date will be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, will be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement will be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof will be made upon the surviving or resulting corporation, which will within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition will be filed by the surviving or resulting corporation, the petition will be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice will also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication will be approved by the Court, and the costs thereof will be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court will determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court will take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court will direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section will be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal will be filed within the time provided in subsection (e) of this section, or if such stockholder will deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal will cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation will have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21.)